Exhibit 99.1

Marfrig Global Foods S.A.

a corporation (sociedade anônima) incorporated in Brazil

CNPJ n. 03.853.896/0017-07
Av. Queiroz Filho, 1560, Block 5, Room 301, Vila Hamburguesa
São Paulo, SP — 05319000
Brazil

June 6, 2025

Dear holders of American depositary shares and U.S. holders of common shares of BRF S.A.:

On May 15, 2025, Marfrig Global Foods S.A., or “Marfrig,” entered into a plan of merger with BRF S.A., or “BRF,” as amended and restated on May 26, 2025, or “Plan of Merger”, that contemplates a business combination of the two companies. Under the proposed business combination, BRF is expected to become our wholly owned subsidiary. Holders of common shares of BRF will receive common shares of Marfrig, and holders of American depositary shares, or “ADSs,” representing common shares of BRF, will receive ADSs representing common shares of Marfrig.

On May 15, 2025, our board of directors and the board of directors of BRF approved the business combination. On May 23, 2025, the business combination was submitted for approval by the Brazilian antitrust authority. On June 3, 2025, the Brazilian antitrust authority issued a decision approving the business combination without restrictions. Such approval will become final 15 days after its publication in the Official Gazette, provided that the Brazilian antitrust authority does not request a review and no interested third-party files an appeal. In addition, the business combination is also subject to the approval of holders of common shares of each of Marfrig and BRF. Two separate extraordinary meetings are currently scheduled to take place on June 18, 2025. If approved:

•        holders of common shares of BRF will receive 0.8521 common shares of Marfrig, subject to adjustment in accordance with the Plan of Merger, for each common share they hold without any further action by those holders; and

•        holders of ADSs representing common shares of BRF, or “BRF ADSs,” will, upon payment of applicable fees and any applicable taxes and expenses, receive 0.8521 ADSs representing common shares of Marfrig, or “Marfrig’s ADSs,” subject to adjustment in accordance with the Plan of Merger and the applicable deposit agreements, for each BRF ADS that they hold.

The information statement that accompanies this letter has been prepared for holders of BRF ADSs and U.S. holders of BRF common shares, and it explains the terms and conditions of the business combination and provides information about Marfrig. We urge you to read the information statement carefully. This is not a proxy solicitation, but we are providing the information statement because it contains important information about the transaction and urge you to read it carefully.

We are at your disposal to provide any clarification or additional information in connection with this letter or the information statement. Please do not hesitate to contact our Investor Relations Department at ri@marfrig.com.br, Telephone: +55 11 3792-8600, Attn: Tang David.

Sincerely,

Rui Mendonça Junior
Chief Executive Officer

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

_______________________

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

_______________________

You should be aware that the issuer may purchase securities otherwise than under the business combination, such as in open market or privately negotiated purchases.

INFORMATION STATEMENT

_______________________

MARFRIG GLOBAL FOODS S.A.

This information statement is being furnished in connection with the business combination of BRF S.A., or “BRF,” with Marfrig Global Foods S.A., or “we,” “Marfrig” or the “Company.” Holders of common shares of BRF will receive common shares of the Company, and holders of American depositary shares, or “ADSs,” representing common shares of BRF will receive ADSs representing common shares of the Company.

The business combination is subject to the approval of holders of common shares of each of Marfrig and BRF. The extraordinary meetings of the common shareholders of Marfrig and BRF are currently scheduled to take place on June 18, 2025. If approved, and subject to the closing of the business combination pursuant to the Plan of Merger:

•        holders of common shares of BRF will receive 0.8521 common shares of Marfrig subject to adjustment in accordance with the Plan of Merger for each common share they hold without any further action by those holders; and

•        holders of ADSs representing common shares of BRF, or “BRF ADSs,” will, upon payment of applicable fees and any applicable taxes and expenses, receive 0.8521 ADSs representing common shares of Marfrig, or “Marfrig ADSs,” subject to adjustment in accordance with the Plan of Merger and the applicable deposit agreements, for each BRF ADS that they hold.

We are registered as a public company with the Brazilian Securities and Exchange Commission, or “CVM,” and listed on B3 S.A. – Brasil, Bolsa, Balcão, or “B3,” and our common shares are admitted for trading on the Novo Mercado listing segment of B3 under ticker “MRFG3.” Our ADSs are traded on the over-the-counter market under ticker “MRRTY.” BRF is registered as a public company with CVM and its common shares are listed on the B3 under ticker “BRFS3” and the BRF ADSs are listed on the New York Stock Exchange, or “NYSE,” under the symbol “BRFS.”

In reviewing this information statement, you should carefully consider the matters described under “Risk Factors” beginning on page 13 for a discussion of certain factors that should be considered by recipients of Marfrig common shares and Marfrig ADSs.

_______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement or any other document referred to herein. Any representation to the contrary is a criminal offense.

_______________________

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. We are furnishing this information statement to holders of BRF ADSs and U.S. holders of BRF common shares solely to provide information about the proposed business combination. This is not a proxy solicitation, but we are providing the information statement because it contains important information about the business combination.

_______________________

The date of this information statement is June 6, 2025.

_______________________

In this information statement, unless otherwise indicated, all references in this document to “Marfrig,” “our company,” “we,” “our,” “ours,” “us” or similar terms refer to Marfrig Global Foods S.A. and its consolidated subsidiaries and jointly controlled companies, including BRF. References to “BRF” refer to BRF S.A. and its consolidated subsidiaries and jointly controlled companies.

Unless otherwise indicated, all references to “Marfrig ADSs” refer to the Level 1 American depositary shares representing common shares of Marfrig traded on the over-the-counter market, and all references to “BRF ADSs” refer to the American depositary shares, representing common shares of BRF, listed on the NYSE.

Unless otherwise indicated, all references herein to “common shares” refer to Marfrig’s authorized and outstanding common shares, which are designated ordinary shares (ações ordinárias), each without par value. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

All references herein to “2024 Annual Report on Form 20-F” refer to the BRF Annual Report on Form 20-F for the year ended December 31, 2024, filed by BRF on April 30, 2025 with the U.S. Securities and Exchange Commission, or “SEC.”

i

Incorporation by Reference

We “incorporate by reference” information into this information statement, which means that we disclose important information to you by referring you to those documents. The following information incorporated by reference in this information statement is considered to be part of this information statement:

•        BRF’s Current Report on Form 6-K filed with the SEC on May 27, 2025 (SEC File No. 001-15148) containing, among other things, the Plan of Merger.

•        Marfrig’s Form F-6, Exhibit A, filed with the SEC on May 22, 2025 (SEC File No. 333-287510) containing the Form of Deposit Agreement among Marfrig, JPMorgan Chase Bank, N.A., as depositary, and all holders and beneficial owners from time to time of Marfrig ADSs issued thereunder;

•        BRF’s Current Report on Form 6-K filed with the SEC on May 19, 2025 (SEC File No. 001-15148) containing financial information of Marfrig as of and for the three month-period ended March 31, 2025 and as of and for the years ended December 31, 2024 and 2023;

•        BRF’s Current Report on Form 6-K filed with the SEC on May 15, 2025 (SEC File No. 001-15148) containing financial information of BRF for the quarter ended March 31, 2025;

•        BRF’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 30, 2025 (SEC File No. 001-15148);

•        BRF’s Form F-6, Exhibit 1, filed with the SEC on May 23, 2024 (SEC File No. 333-272134) containing the Form of Amended and Restated Deposit Agreement dated as of November 14, 2011 among BRF, The Bank of New York Mellon, as depositary, and all owners and beneficial owners from time to time of BRF ADSs issued thereunder;

•        BRF’s registration statement on Form 8-A/A, filed with the SEC on July 10, 2009 (SEC File No. 001-15148); and

•        any future reports on Form 6-K that BRF furnishes to the SEC after the date of this information statement and prior to the delivery of common shares or Marfrig ADSs in connection with the business combination.

You may request a copy of any and all of the information that has been incorporated by reference into this information statement and that has not been delivered with this information statement, at no cost, by writing or telephoning our information agent, Mackenzie Partners, Inc. at 7 Penn Plaza, New York, New York, 10001, email: proxy@mackenziepartners.com, telephone +1 212 929 55000, toll free +1 800 322 2885.

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Summary

This summary highlights information contained elsewhere in this information statement and may not contain all of the information that may be important to you. For a complete understanding of the business of Marfrig and the business combination, you should read this summary together with the more detailed information and the financial statements appearing elsewhere in this information statement and in the documents incorporated by reference. You should read this entire information statement and the documents incorporated by reference carefully, including the “Risk Factors” and “Forward-Looking Statements” sections.

Proposed Business Combination with BRF

On May 15, 2025, we entered into a plan of merger (protocolo e justificação de incorporação), as amended and restated on May 26, 2025 (the “Plan of Merger”) as furnished on BRF’s Current Report on Form 6-K filed with the SEC on May 27, 2025 (SEC File No. 001-15148), which is incorporated by reference into this information statement, with BRF that contemplates a business combination of the two companies. Under the proposed business combination, BRF will become our wholly owned subsidiary. Holders of common shares of BRF will receive common shares of our company, and holders of BRF ADSs will receive Marfrig ADSs. The proposed transaction is described in more detail under “The Business Combination.”

Marfrig

We are a multinational corporation incorporated in Brazil and one of the world’s largest beef companies in terms of production capacity. As of December 31, 2024, we operated seven slaughter plants and others processed food plants in our North America and South America businesses. Our activities include production, processing, sale and distribution of foods made from animal protein, primarily beef, as well as a variety of other food products, such as frozen vegetables, lamb, pork, fish, sauces and desserts. As of December 31, 2024, we held 50.49% of BRF’s outstanding shares, corresponding to 849,526,130 shares.

For the year ended December 31, 2024, approximately 47% of our revenue came from our North America business, 11% derived from our South America business and 42% derived from BRF.

With approximately 126,000 employees, of which 100,747 are employees of BRF, we operate in the food service, retail and wholesale channels, offering innovative, safe and healthy choices. We have a diversified and comprehensive portfolio of products that can be found in major restaurants and supermarket chains and that reach millions of individual customers in approximately 120 countries.

Our business structure comprises three main divisions: North America, South America and BRF.

•        North America.    Our North America business consists mainly of National Beef, which is the fourth largest beef processor in the United States. With three slaughter plants with a capacity of approximately 13,100 heads/day, National Beef represents approximately 14% of the beef slaughter capacity in the United States. As of December 31, 2024, the North America business also had a production capacity of approximately 100,000 tons of beef patties per year and one of the largest and most technologically advanced beef patty plants in the United States. The North America business’s products are sold domestically through retail, wholesale, foodservice and processing channels, and exported to more than 35 countries. National Beef is also the United States’ leading exporter of chilled beef, with a focus on the Japanese and South Korean markets. This business also operates a wet blue tannery, a refrigerated and livestock transportation business and an online direct-to-consumer business offering high-quality beef and other gourmet food items for home delivery.

•        South America.    Considering our continued operations, our South America business is one of the region’s leading beef producers. It is recognized for its quality products and as one of South America’s main exporters. In Brazil, our business has the capacity to produce 104,000 tons of beef patties per year, with a focus on the retail and foodservice channels. We are the largest producer and exporter of organic beef in the Uruguayan industry where we focus on the production and sale of organic beef for export. In Argentina, we own one slaughter plant and are the leading producer and seller of beef patties and own one of the region’s most valuable and most recognized brands. In Chile, we are the leading beef importer.

•        BRF. See “— BRF S.A.”

BRF S.A.

BRF is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 6,400 stock keeping units as of December 31, 2024, serving more than 440,000 clients in approximately 120 countries. BRF operates in a large and growing market supported by positive demographic growth trends. BRF is committed to operating its business and delivering products to its global customer base in line with its core values: quality, safety and integrity. BRF’s processed products include marinated and frozen chicken, Chester roosters and turkey meats, specialty meats, frozen processed meats, frozen ready meals, portioned products and sliced products, among others. BRF also sells margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. BRF is the holder of brands such as Sadia, Perdigão, Qualy, Sadia Halal, Banvit, Perdix, Confidence and Hilal, among other regional brands. For the year ended December 31, 2024, BRF was responsible for 9.90% of the world’s poultry trade, according to the United States Department of Agriculture (USDA).

BRF operates through a fully integrated value chain, with vast control in all steps of the production process, to deliver solutions from farm to table (i.e., from animal raising to the sale of products to end consumers) with increased efficiency and improved consumer experience.

BRF’s portfolio strategy is focused on creating new, convenient, accessible, healthy and sustainable products for its consumers based on their needs and habits, combining practicality and adaptability to regional culture. BRF seeks to achieve that goal by investing in innovation to increase its offer of high-value-added products, which represented 68.20% of total sales in Brazil in 2024. BRF believes that its vast portfolio based on high-value-added products is what makes BRF stand out from its competitors, strengthen its brands and build customer loyalty.

BRF’s strategy also focuses on diversification through the operation of complementary business units, such as ingredients and pet food, which foster full integration of its business from farm-to-table. Through innovation, efficiency and sustainability, our independent ingredients business unit generates high-performance agricultural raw materials to be used by BRF and its markets and is an important source of business integration, revenues maximization and efficiency. BRF operates four pet food factories distributed across the states of São Paulo, Rio Grande do Sul and Paraná, in Brazil, and in Paraguay, producing a broad portfolio of products and brands such as Biofresh, Guabi Natural, Giran Plus, Balance, Three Dogs, Three Cats, PrimoCão, PrimoGato, Faro, Bônos, Apolo and Átila.

BRF has been a public company since 1980. BRF’s shares have been listed on the Novo Mercado segment of the B3 as BRFS3 since 2006, and BRF ADSs are traded on the NYSE (ADR level III).

For additional information, see BRF’s 2024 Annual Report on Form 20-F “Item 4. Information on the Company — B. Business Overview.”

Recent Developments

Pursuant to the Plan of Merger, BRF and Marfrig each intend to declare and pay dividends and/or interest on their own capital to their respective shareholders in aggregate amounts of up to R$3.52 billion and R$2.5 billion, respectively, or “Permitted Distributions,” prior to the effective time of the merger and after payment of the withdrawal rights of potential Dissenting Shareholders (as defined below). In this regard, any Dissenting Shareholders who exercise their withdrawal rights will not be entitled to receive the Permitted Distributions.

The negotiation and setting of the Exchange Ratio considered the Permitted Distributions. The Exchange Ratio shall be adjusted proportionally only in the event of (i) stock splits, reverse splits or share bonuses issued by any of the companies; and/or (ii) in accordance with the methodology provided for in Annex 3.1.5 of the Plan of Merger. In accordance with the methodology described in Annex 3.1.5 of the Plan of Merger, any disbursements incurred by the companies due to the exercise of withdrawal rights will reduce the Permitted Distributions by an equivalent amount, applied proportionally to both companies. For more details, see “The Business Combination — Exchange Ratio.”

Expected Timetable

Record date in the United States for determination of holders of BRF ADSs eligible to instruct the BRF depositary (as defined herein) as to the vote of the common shares of BRF underlying their BRF ADSs

May 27, 2025
Marfrig and BRF shareholder meetings to approve business combination	June 18, 2025

Who Can Help Answer My Questions?

If you have questions about the business combination, you may contact the Marfrig investor relations department at the following email address: ri@marfrig.com.br; and telephone number: +55 11 3792-8600.

If you hold BRF ADSs, you may also contact:

Mackenzie Partners, Inc.
7 Penn Plaza
New York, NY 10001
Telephone: +1 212 929 5500
Toll free: +1 800 322 2885
Email: proxy@mcckenziepartners.com

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This information statement has been prepared for holders of BRF ADSs and U.S. holders of BRF common shares, and it explains the terms and conditions of the business combination and provides information about Marfrig and BRF. This is not a proxy solicitation. This information statement is being furnished by Marfrig solely to provide information to holders of BRF ADSs and U.S. holders of BRF common shares who will receive Marfrig ADSs and Marfrig common shares, respectively, in the business combination. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Marfrig. The information contained in this information statement is believed by Marfrig to be accurate with respect to Marfrig as of the date set forth on the cover. Changes may occur after that date, and Marfrig does not undertake any obligation to update this information.

Marfrig has not authorized anyone to give you any information or to make any representation about the business combination or the companies that differs from or adds to the information contained in this information statement or in the documents Marfrig has publicly filed with the SEC. Therefore, if anyone should give you any different or additional information, you should not rely on it.

Summary Historical and Pro Forma Financial Data

The following summary financial data as of and for the years ended December 31, 2024, 2023 and 2022 have been derived from our consolidated financial statements incorporated by reference in this information statement. The following summary financial data as of and for the three months ended March 31, 2025 and 2024 have been derived from our unaudited individual and consolidated interim financial information incorporated by reference in this information statement. We have prepared our unaudited historical consolidated financial statements on the same basis as our audited individual and consolidated financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary to present fairly our financial position and results of operations for the unaudited periods. The results of operations for any partial period are not necessarily indicative of the results of operations for other periods or for the full fiscal year. See “Presentation of Financial and Other Information.”

The following summary financial data as of and for the years ended December 31, 2024 and 2023 have been derived from BRF’s audited individual and consolidated financial statements as of and for the year ended December 31, 2024 incorporated by reference in this information statement. The following summary financial data as of and for the three months ended March 31, 2025 and 2024 have been derived from BRF’s unaudited individual and consolidated interim financial information as of and for the quarter ended March 31, 2025 incorporated by reference in this information statement. BRF has prepared its unaudited individual and consolidated interim financial information on the same basis as its audited individual and consolidated financial statements and has included all adjustments, consisting of normal and recurring adjustments, that BRF considers necessary to present fairly its financial position and results of operations for the unaudited periods. The results of operations for any partial period are not necessarily indicative of the results of operations for other periods or for the full fiscal year.

Also included in the tables below are unaudited pro forma condensed consolidated balance sheet data as of December 31, 2024, and unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2024.

The unaudited pro forma condensed consolidated balance sheet data as of December 31, 2024 give effect to the business combination between Marfrig and BRF as if such transaction had occurred on December 31, 2024. The unaudited condensed consolidated pro forma statement of operations data for the year ended December 31, 2024 give effect to the business combination as if such transaction had occurred on January 1, 2024.

The unaudited condensed consolidated pro forma financial information as of and for the year ended December 31, 2024 has been prepared in accordance with Brazilian GAAP and Technical Guidance OCPC 06 — Presentation of Pro Forma Financial Information, as approved by CVM Deliberation 709/13.

This summary financial data should be read in conjunction with our audited individual and consolidated financial statements and the notes thereto incorporated by reference in this information statement, as well as the information set forth under the heading “Item 5. Operating and Financial Review and Prospects” of BRF’s 2024 Annual Report on Form 20-F and Exhibit 1 to the BRF Current Report on Form 6-K filed on May 15, 2025.

Marfrig Summary Historical Financial Data

The following tables present the summary historical financial data of Marfrig as of and for the periods indicated below and should be read in conjunction with Marfrig audited consolidated financial statements and the Marfrig unaudited interim consolidated financial statements incorporated by reference in this information statement.

Marfrig Statement of Income

	For the three month period ended March 31,		For the year ended December 31,
	2025	2024	2024	2023	2022
	(in thousands of Brazilian reais, except earnings per share)
Net Sales Revenue	39,405,009	31,590,916	148,860,959	132,218,010	130,631,697
Cost of products and goods sold	(34,762,076)	(27,753,193)	(129,170,289)	(118,840,540)	(112,879,382)
Gross Profit	4,642,933	3,837,723	19,690,670	13,377,470	17,752,315
Operating expenses	(3,369,289)	(2,961,053)	(13,753,399)	(12,316,283)	(8,097,361)
Selling expenses	(2,738,153)	(2,468,695)	(11,235,367)	(10,431,076)	(9,495,206)
General and administrative expenses	(646,965)	(464,744)	(2,218,427)	(1,966,505)	(1,642,927)
Equity in earnings (losses) of subsidiaries	1,922	(14,407)	(34,585)	(63,504)	(64,575)
Other operating income (expenses)	13,907	(13,207)	(265,020)	144,802	3,105,347
Net income before financial income (expenses)	1,273,644	876,670	5,937,271	1,061,187	9,654,954
Net financial result	(1,340,081)	(972,504)	(5,532,159)	(5,602,415)	(6,876,715)
Financial income	3,731,428	1,926,083	12,654,204	11,521,121	11,629,217
Financial expenses	(5,071,509)	(2,898,587)	(18,186,363)	(17,123,536)	(18,505,932)
Net Income (Loss) Before Taxes	(66,437)	(95,834)	405,112	(4,541,228)	2,778,239
Income and social contribution taxes	491,801	228,168	2,391,309	1,089,599	1,144
Current income and social contribution taxes	(85,105)	(93,563)	(319,893)	(223,020)	(433,213)
Deferred income and social contribution taxes	576,906	321,731	2,711,202	1,312,619	434,357
Net Profit (Loss) For The Year From Continued Operations	425,364	132,334	2,796,421	(3,451,629)	2,779,383
Net income (loss) for the year from discontinued operations	(744)	35,652	1,084,449	(169,617)	(16,408)
Net income (loss) for the year from continuing and discontinued operations	424,620	167,986	3,880,870	(3,621,246)	2,762,975
Net income attributable to:
Controlling interest – continuing operation	88,648	26,925	1,710,635	(1,348,386)	4,171,286
Controlling interest – discontinued operation	(744)	35,693	1,084,766	(169,390)	(5,459)
Controlling interest	87,904	62,618	2,795,401	(1,517,776)	4,165,827
Non-controlling interest – continuing operation	336,716	105,409	1,085,786	(2,103,243)	(1,391,903)
Non-controlling interest – discontinued operation	—	(41)	(317)	(227)	(10,949)
Non-controlling interest	336,716	105,368	1,085,469	(2,103,470)	(1,402,852)
	424,620	167,986	3,880,870	(3,621,246)	2,762,975
Basic and diluted earnings (losses) per share – common continuing operation	0.1023	0.0423	1.8933	(2.1022)
Basic and diluted earnings (losses) per share – common discontinued operation	(0.0009)	0.0561	1.2006	(0.2641)
Basic And Diluted Earnings (Losses) Per Share – Common	0.1014	0.0984	3.0939	(2.3663)	6.4022

Marfrig Balance Sheet

	As of March 31, 2025	As of December 31,
		2024	2023
	(in thousands of Brazilian reais)
Current Assets
Cash and cash equivalents	3,855,210	4,516,687	6,460,212
Financial investments and marketable securities	16,121,532	18,002,828	15,418,144
Trade accounts receivable	7,919,133	9,175,814	7,213,646
Inventories	11,062,645	11,482,938	10,113,118
Biological assets	3,724,163	2,926,421	2,756,684
Recoverable taxes	3,801,014	3,235,325	2,920,641
Prepaid expenses	644,435	425,830	302,499
Notes receivable	34,280	59,452	96,770
Advances to suppliers	419,009	2,739,402	913,428
Derivative financial instruments	253,747	84,969	126,921
Restricted cash	262,686	276,025	13,814
Dividends receivable	1,169	851	851
Other receivables	610,991	586,066	664,869
	48,710,014	53,512,608	47,001,597
Assets held for sale	1,343,629	1,422,058	5,099,203
Total current assets	50,053,643	54,934,666	52,100,800

Non-Current Assets
Financial investments and marketable securities	291,374	323,811	319,995
Trade accounts receivable	24,767	22,620	5,897
Judicial deposits	489,427	487,501	463,528
Recoverable taxes	9,601,944	10,141,498	9,089,563
Notes receivable	8,243	8,635	2,130
Restricted cash	64,287	60,790	72,395
Deferred income and social contribution taxes	5,108,406	4,476,955	2,586,765
Derivative financial instruments	412,814	251,582	625,851
Other receivables	218,909	249,999	229,725
	16,220,171	16,023,391	13,395,849
Biological assets	3,385,909	1,787,237	1,858,316
Investments	700,270	224,843	654,638
Investment property	120,317	116,794	115,165
Property, plant and equipment	40,427,521	41,246,113	40,646,704
Right-of-use assets	4,775,229	4,049,362	3,631,190
Intangible assets	19,671,286	19,127,733	18,551,974
	69,080,532	66,552,082	65,457,987
Total non-current assets	85,300,703	82,575,473	78,853,836
Total Assets	135,354,346	137,510,139	130,954,636

	As of March 31, 2025	As of December 31,
		2024	2023
	(in thousands of Brazilian reais)
Current Liabilities
Trade accounts payable	20,897,879	20,261,845	16,706,980
Accrued payroll and related charges	2,372,190	2,351,893	1,669,658
Taxes payable	1,215,626	1,236,661	763,562
Loans, financing and debentures	6,621,740	8,352,851	7,509,414
Advances from customers	5,570,128	6,089,060	4,614,640
Lease payable	1,246,651	1,204,466	1,080,298
Notes payable	272,447	220,653	196,697
Provision for contingencies	721,318	784,296	720,187
Derivative financial instruments	104,999	450,945	121,443
Dividends and interest on equity paid	2,971	2,792	810
Other payables	1,150,340	1,242,969	729,346
	40,176,289	42,198,431	34,113,035
Liabilities related to held-for-sale assets	847,228	767,344	8,057,838
Total current Liabilities	41,023,517	42,965,775	42,170,873

Non-Current Liabilities
Deferred income and social contribution taxes	9,525,016	8,755,947	9,553,512
Trade accounts payable	6,108	11,767	422
Accrued payroll and related charges	457,797	467,127	454,398
Taxes payable	196,041	258,302	346,661
Loans, financing and debentures	51,261,829	52,770,780	44,076,178
Lease payable	4,444,635	3,691,734	3,158,263
Notes payable	31,812	39,156	63,239
Provision for contingencies	6,632,557	6,607,415	5,461,632
Derivative financial instruments	1,198,809	1,415,527	94,247
Other payables	525,353	588,497	685,376
Total non-current liabilities	74,279,957	74,606,252	63,893,928

Equity
Share capital	10,367,391	10,367,391	10,367,391
Capital reserve and treasury shares	(1,943,472)	(2,141,436)	(515,881)
Legal reserve	624,664	624,664	484,848
Tax incentive reserve	964,286	964,286	229,403
Earnings reserve	2,637,330	2,637,330	2,927,390
Other comprehensive income	(9,921,865)	(9,628,091)	(5,861,827)
Equity amounts related to assets held for sale	—	—	—
Retained earnings	88,132	—	—
Controlling shareholders’ equity	2,816,466	2,824,144	7,631,324
Non-controlling interest	17,234,406	17,113,968	17,258,511
Total equity	20,050,872	19,938,112	24,889,835
Total Liabilities and Equity	135,354,346	137,510,139	130,954,636

BRF Summary Historical Financial Data

The following tables present the summary historical financial data of BRF as of and for the periods indicated below and should be read in conjunction with BRF’s audited individual and consolidated financial statements as of and for the year ended December 31, 2024 and unaudited individual and consolidated interim financial information as of and for the quarter ended March 31, 2025 incorporated by reference in this information statement.

BRF Statement of Comprehensive Income (Loss)

	Consolidated
	For the three-month period ended March 31,		For the year ended December 31,
	2025	2024	2024	2023
	(in thousands of Brazilian reais)
Net Sales	15,512,021	13,377,509	61,279,038	53,615,440
Cost of Sales	(11,459,416)	(10,153,222)	(45,543,222)	(44,781,739)
Gross Profit	4,052,605	3,224,287	15,835,816	8,833,701
Operating Income (Expenses)
Selling expenses	(1,943,971)	(1,771,818)	(7,454,163)	(7,067,148)
General administrative expenses	(217,185)	(201,493)	(757,836)	(644,827)
Impairment loss on trade receivables	(4,751)	(27,218)	(32,809)	(12,772)
Other operating income	(3,970)	30,944	250,512	(545,270)
Income from associates and joint ventures	1,804	(2,407)	(3,264)	1,076
Income Before Financial Results and Income Taxes	1,884,532	1,252,295	836,141	(136,289)
Financial income	365,848	274,679	1,202,520	1,082,935
Financial expenses	(921,205)	(907,113)	(4,136,312)	(3,585,765)
Foreign exchange and monetary variations	98,072	94,807	112,945	(165,925)
Financial Income (Expenses), Net	(457,285)	(537,627)	(2,820,847)	(2,668,755)
Income (Loss) Before Taxes	1,427,247	714,668	(1,984,706)	(2,805,044)
Income taxes	(242,177)	(120,924)	115,854	(285,634)
Income (Loss) For the Year	1,185,070	593,744	(1,868,852)	(3,090,678)
Income (Loss) Attributable to
Controlling shareholders	1,124,435	504,993	(2,028,559)	(3,115,455)
Non-controlling interest	60,635	88,751	159,707	24,777
	1,185,070	593,744	(1,868,852)	(3,090,678)
Income (Loss) Per Share
Weighted average shares outstanding – basic	1,360,268,402	1,670,951,834	1,360,268,402	1,052,606,000
Loss per share – basic	0.69801		(1.49129)	(2.95975)
Weighted average shares outstanding – diluted	1,613,528,816	1,672,476,188	1,360,268,402	1,052,606,000
Income (loss) per share – diluted	0.69688	0.30222	(1.49129)	(2.95975)

BRF Statement of Financial Position

	As of March 31, 2025	As of December 31,
		2024	2023
	(in thousands of Brazilian reais)
Assets	62,889,654	62,675,076	57,272,090
Current assets	31,458,506	30,830,485	25,954,262
Cash and cash equivalents	12,051,967	11,165,364	9,264,664
Marketable securities	929,548	894,080	447,878
Trade receivables	5,027,869	6,075,013	4,766,071
Notes receivable	30,355	32,302	64,731
Inventories	6,516,361	6,728,002	6,628,890
Biological assets	2,965,694	2,844,633	2,702,164
Recoverable Taxes	2,558,318	2,214,186	1,517,548
Anticipated expenses	428,212	176,290	166,230
Other Current Assets	950,182	700,615	396,086
Non-Current Assets	31,431,148	31,844,591	31,317,828
Long Term Assets	9,192,057	9,973,868	10,470,581
Markable securities	291,374	323,811	319,995
Trade and notes receivables	31,164	30,655	7,427
Biological assets	1,819,878	1,787,237	1,858,316
Recoverable Taxes	4,111,984	4,545,446	5,000,740
Deferred income taxes	1,902,404	2,331,012	2,113,108
Other non-current assets	1,035,253	955,707	1,170,995
Investments	618,657	129,283	97,895
Property, Plant and Equipment	15,133,851	15,068,229	14,608,914
Intangible	6,486,583	6,673,211	6,140,438
Total Liabilities and Equity	62,889,654	62,675,076	57,272,090
Current Liabilities	21,571,191	20,820,577	19,390,348
Loans and borrowings	1,919,705	1,230,273	2,451,838
Trade accounts payable	14,054,892	13,558,284	12,592,006
Lease liability	977,024	1,014,813	944,326
Payroll, related charges and employee profit sharing	1,706,811	1,557,051	984,457
Taxes payable	1,070,657	1,141,951	585,129
Derivative financial instruments	40,594	382,976	76,940
Provision for tax, civil and labor risks	721,318	692,650	720,187
Employee benefits	92,182	95,276	86,423
Other current liabilities	988,008	1,147,303	949,042
Non-Current Liabilities	23,942,198	25,355,295	22,238,086
Loans and borrowings	18,026,875	19,510,275	17,643,710
Trade accounts payable	6,108	11,766	422
Lease liability	3,130,902	2,978,116	2,777,521
Provision for tax, civil and labor risks	1,544,307	1,539,464	482,983
Deferred income taxes	16,073	1,933	60,125
Employee benefits	457,797	467,127	454,398
Derivative financial instruments	209,234	236,206	59,819

	As of March 31, 2025	As of December 31,
		2024	2023
	(in thousands of Brazilian reais)
Other non-current liabilities	550,902	610,408	759,108
Equity	17,376,265	16,499,204	15,643,656
Capital	13,349,156	13,349,156	13,349,156
Capital reserves	2,763,364	2,763,364	2,763,364
Profit reserves	2,079,253	2,079,253	—
Other equity transactions	(141,218)	(141,608)	(70,106)
Accumulated earnings	1,124,435	—	—
Treasury shares	(1,762,398)	(1,345,657)	(96,145)
Other comprehensive loss	(1,368,146)	(1,618,857)	(1,022,841)
Attributable to controlling shareholders	16,044,446	15,085,651	14,923,428
Non-controlling interests	1,331,819	1,413,553	720,228

Unaudited Pro Forma Financial Data

Unaudited Pro Forma Information Statement

	For the year ended December 31, 2024 (Historical)	Pro Forma Adjustments	For the year ended December 31, 2024 (Pro Forma)
	(in thousands of Brazilian reais)
Net Sales Revenue	148,860,959	—	148,860,959
Cost of products and goods sold	(129,170,289)	—	(129,170,289)
Gross Profit	19,690,670	—	19,690,670
Operating expenses	(13,753,399)	(24,000)	(13,777,399)
Selling expenses	(11,235,367)	—	(11,235,367)
General and administrative expenses	(2,218,427)	(24,000)	(2,242,427)
Equity in earnings (losses) of subsidiaries	(34,585)	—	(34,585)
Other operating income (expenses)	(265,020)	—	(265,020)
Net income before financial income (expenses)	5,937,271	(24,000)	5,913,271
Net financial result	(5,532,159)	—	(5,532,159)
Financial income	12,654,204	—	12,654,204
Financial expenses	(18,186,363)	—	(18,186,363)
Net income (loss) before taxes	405,112	(24,000)	381,112
Income and social contribution taxes	2,391,309	8,160	2,399,469
Current income and social contribution taxes	(319,893)	—	(319,893)
Deferred income and social contribution taxes	2,711,202	8,160	2,719,362
Net profit (loss) for the year from continued operations	2,796,421	(15,840)	2,780,581
Net income (loss) for the year from discontinued operations	1,084,449	—	1,084,449
Net income (loss) for the year from continuing and discontinued operations	3,880,870	(15,840)	3,865,030
Net income attributable to:
Controlling interest – continuing operation	1,710,635	(15,840)	2,780,581
Controlling interest – discontinued operation	1,084,766	—	1,084,449
Controlling interest	2,795,401	(15,840)	3,865,030
Non-controlling interest – continuing operation	1,085,786	—	—
Non-controlling interest – discontinued operation	(317)	—	—
Non-controlling interest	1,085,469	—	—
	3,880,870	(15,840)	3,865,030

Unaudited Pro Forma Balance Sheet

	Consolidated
	As of December 31, 2024 (Historical)	Adjustments	As of December 31, 2024 (Pro Forma)
	(in thousands of Brazilian reais)
Current Assets
Financial investments and marketable securities	18,002,828	(4,266,657)	13,736,171
Trade accounts receivable	9,175,814	—	9,175,814
Inventories	11,482,938	—	11,482,938
Biological assets	2,926,421	—	2,926,421
Recoverable taxes	3,235,325	—	3,235,325
Prepaid expenses	425,830	—	425,830
Notes receivable	59,452	—	59,452
Advances to suppliers	2,739,402	—	2,739,402
Derivative financial instruments	84,969	—	84,969
Restricted cash	276,025	—	276,025
Dividends receivable	851	—	851
Other receivables	586,066	—	586,066
	53,512,608	(4,266,657)	49,245,951
Assets held for sale	1,422,058	—	1,422,058
	54,934,666	(4,266,657)	50,668,009
Non-Current Assets
Financial investments and marketable securities	323,811	—	323,811
Trade accounts receivable	22,620	—	22,620
Judicial deposits	487,501	—	487,501
Recoverable taxes	10,141,498	—	10,141,498
Notes receivable	8,635	—	8,635
Restricted cash	60,790	—	60,790
Deferred income and social contribution taxes	4,476,955	8,160	4,485,115
Derivative financial instruments	251,582	—	251,582
Other receivables	249,999	—	249,999
	16,023,391	8,160	16,031,551
Biological assets	1,787,237		1,787,237
Investments	224,843	—	224,843
Investment property	116,794	—	116,794
Property, plant and equipment	41,246,113	—	41,246,113
Right-of-use assets	4,049,362	—	4,049,362
Intangible assets	19,127,733	—	19,127,733
	66,552,082	—	66,552,082
	82,575,473	8,160	82,583,633
Total Assets	137,510,139	(4,258,497)	133,251,642
Current Liabilities
Trade accounts payable	20,261,845	—	20,261,845
Accrued payroll and related charges	2,351,893	—	2,351,893
Taxes payable	1,236,661	—	1,236,661
Loans, financing and debentures	8,352,851	—	8,352,851
Advances from customers	6,089,060	—	6,089,060
Lease payable	1,204,466	—	1,204,466
Notes payable	220,653	—	220,653
Provision for contingencies	784,296	—	784,296

	Consolidated
	As of December 31, 2024 (Historical)	Adjustments	As of December 31, 2024 (Pro Forma)
	(in thousands of Brazilian reais)
Derivative financial instruments	450,945	—	450,945
Dividends and interest on equity paid	2,792	—	2,792
Other payables	1,242,969	—	1,242,969
	42,198,431	—	42,198,431
Liabilities related to held-for-sale assets	767,344	—	767,344
	42,965,775	—	42,965,775
Non-Current Liabilities
Deferred income and social contribution taxes	8,755,947	—	8,755,947
Trade accounts payable	11,767	—	11,767
Accrued payroll and related charges	467,127	—	467,127
Taxes payable	258,302	—	258,302
Loans, financing and debentures	52,770,780	—	52,770,780
Lease payable	3,691,734	—	3,691,734
Notes payable	39,156	—	39,156
Provision for contingencies	6,607,415	—	6,607,415
Derivative financial instruments	1,415,527	—	1,415,527
Other payables	588,497	—	588,497
	74,606,252	—	74,606,252
Equity
Share capital	10,367,391	4,977,203	15,344,594
Capital reserve and treasury shares	(2,141,436)	7,237,381	5,095,945
Legal reserve	624,664	—	624,664
Tax incentive reserve	964,286	—	964,286
Earnings reserve	2,637,330	(2,515,840)	121,490
Other comprehensive income	(9,628,091)	—	(9,628,091)
Controlling shareholders’ equity	2,824,144	9,698,745	12,522,889
Non-controlling interest	17,113,968	(13,957,242)	3,156,726
	19,938,112	(4,258,497)	15,679,615

Risk Factors

You should carefully consider the risks described below, together with all of the other information contained in this information statement, in evaluating the business combination, Marfrig and its common shares and the Marfrig ADSs. The events and circumstances described below could result in a significant or material adverse effect on the business, results of operations or financial condition of Marfrig and a corresponding decline in the market price of the common shares of Marfrig or the Marfrig ADSs, as the case may be.

Risks Relating to the Business Combination

Our proposed business combination with BRF is subject to the approval from the Brazilian antitrust authority as well as other uncertainties.

On May 15, 2025, we signed the Plan of Merger with BRF, as amended, that contemplates a business combination between us and BRF. Pursuant to the Plan of Merger, if approved, and subject to the closing of the business combination (i) BRF is expected to become our wholly owned subsidiary, and (ii) holders of common shares of BRF are expected to receive common shares of our company, and holders of BRF ADSs of BRF are expected to receive Marfrig ADSs. The transaction is described in more detail under “The Business Combination.”

We and BRF submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian antitrust authority (Brazilian Conselho Administrativo de Defesa Econômica, or “CADE”). On June 3, 2025, the Brazilian antitrust authority issued a decision approving the business combination without restrictions. Such approval will become final 15 days after its publication in the Official Gazette, provided that the Brazilian antitrust authority does not request a review and no interested third-party files an appeal. Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until CADE render a final decision. If the business combination is approved, it will be retroactive to the date the transaction closed; however, if the business combination is not approved, it will be unwound retroactively to the closing date. As a condition to approving the transaction, CADE could impose significant conditions or performance commitments on the combined company, including commitments to divest certain businesses, product lines, trademarks or production facilities. Any such conditions could materially adversely affect our financial performance and prospects.

We may be subject to significant fines if proposed changes to the Mexican antitrust regime are adopted.

The Mexican government is currently discussing a proposed bill of law that would amend the country’s antitrust regime. If this bill is approved and becomes effective prior to the closing of the transaction, it may require the transaction to be reported to and cleared by the Mexican Antitrust Authorities, the Federal Economic Competition Commission (Comisión Federal de Competencia Económica, COFECE).

Failure to obtain the necessary antitrust clearance in Mexico under these new rules could subject the parties to the transaction to significant fines, which may reach up to U.S.$8 million. Compliance with these potential new requirements could result in delays, increased costs, or other regulatory hurdles that may impact the completion of the transaction.

Investors should carefully consider these potential regulatory risks in assessing the merits of this transaction and evaluate whether the opportunities presented by this transaction outweigh the uncertainties surrounding these legislative developments in Mexico.

If we complete the business combination, we may not realize the expected benefits of the business combination, in the timeframe anticipated or at all, because of integration or other challenges.

Achieving the expected benefits of the proposed business combination with BRF will depend on the timely and efficient integration of the operations, business cultures, marketing practices, branding and personnel of Marfrig and BRF. This integration may not be completed as quickly as expected, and any failure to effectively integrate the two companies or any delay in that integration could increase our costs, adversely affect our margins, adversely affect our financial condition or have other negative consequences. The challenges involved in the integration include, among others, the following:

•        devising a coherent marketing and branding strategy in our domestic market and our export markets that takes into account the relative strengths of Marfrig’s and BRF’s marketing and brands in each of those markets and across their many product lines;

•        integrating two of the largest customer distribution networks in Brazil, as well as distribution networks in Marfrig’s and BRF’s export markets;

•        the potential loss of key customers of Marfrig or BRF, or both;

•        the potential loss of key officers of Marfrig or BRF, or both;

•        distraction of management from the ongoing operations of Marfrig or BRF, or both;

•        aligning the standards, processes, procedures and controls of Marfrig and BRF in the operations of the combined companies; and

•        increasing the scope, geographic diversity and complexity of our operations.

Any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of the common shares or ADSs of the combined company.

Your ownership percentage in Marfrig will be diluted in comparison to your ownership percentage in BRF.

The terms of the business combination reflected in the Plan of Merger that we and BRF signed on May 15, 2025, as amended, set the applicable exchange ratios so that former BRF shareholders, in the aggregate, would own 42.9% of the combined company following the merger, based on share prices before the signing of the agreement and subject to adjustments pursuant to the terms and conditions of the Plan of Merger. As a result, you will hold a significantly smaller percentage of Marfrig’s common shares or Marfrig ADSs following the merger than the percentage of BRF’s common shares or the BRF ADSs, as the case may be, that you hold before the merger.

You will receive a fixed number of Marfrig common shares or Marfrig ADSs, which involves the risk of market fluctuations.

You will receive a fixed number of Marfrig common shares or Marfrig ADSs in the business combination, rather than a number of common shares or ADSs with a fixed market value. Consequently, the market values of our common shares and the Marfrig ADSs may fluctuate significantly from the date of this information statement to the date of delivery of the Marfrig common shares or Marfrig ADSs, which is expected to be more than one month after the shareholders’ meetings of Marfrig and BRF that will consider the business combination. See “Market Information” for historical information about the price of our common shares and the Marfrig ADSs.

The receipt of Marfrig common shares or Marfrig ADSs for BRF common shares or BRF ADSs will generally be taxable for U.S. federal income tax purposes.

The exchange of BRF common shares or BRF ADSs for Marfrig common shares or Marfrig ADSs pursuant to the business combination will generally be treated as a taxable exchange for U.S. federal income tax purposes. Accordingly, if you are a U.S. person (for U.S. federal income tax purposes), you will recognize gain or loss on such exchange in an amount equal to the difference between the fair market value of the Marfrig common shares or Marfrig ADSs received in the business combination and your adjusted tax basis in the BRF common shares or BRF ADSs surrendered in the business combination, in each case as determined in U.S. dollars. Such gain or loss generally will be capital gain or capital loss, and generally will be long-term capital gain or long-term capital loss if your holding period for the BRF shares exchanged is more than one year at the time of the exchange. For more information on the U.S. federal income tax consequences of the business combination, see “Taxation.”

BRF ADS holders and non-Brazilian residents who hold BRF common shares will likely be subject to Brazilian income tax on any capital gain resulting from the business combination, and such tax may be withheld from dividends or consideration you receive pursuant to the business combination.

While there is no definitive guidance regarding the Brazilian taxation involved in the business combination as it relates to holders of BRF ADSs and non-Brazilian residents who hold BRF common shares, it is likely that Brazilian income tax on any capital gain resulting from the business combination will apply to holders of BRF common shares, including holders of BRF ADSs and U.S. resident investors.

According to the Brazilian tax legislation, any income tax applicable to the capital gain accrued by non-Brazilian residents holding BRF common shares will need to be withheld by Marfrig at source.

Under Brazilian law, The Bank of New York Mellon, or “BRF depositary,” is considered the legal holder of the BRF common shares underlying the BRF ADSs. Therefore, both BRF ADS holders and U.S. residents holding BRF common shares are expected to be subject to Brazilian income tax at a rate of 15% on any capital gain resulting from the business combination.

You should assume that Brazilian income tax on capital gains will apply and will be withheld by us or the BRF depositary by offsetting the dividends you may be entitled to receive in accordance with the Permitted Distributions and/or by reducing the number of Marfrig common shares or Marfrig ADSs, as applicable, you will receive in the business combination. The cost basis applied for calculating the amount of capital gains may be as low as zero, and for BRF ADS holders, because the BRF depositary is the legal holder of the BRF common shares underlying your BRF ADSs, it is unlikely that the cost basis applied to calculate your capital gain will match your actual cost basis.

For more information on the Brazilian tax consequences of the business combination, see “Taxation” and “Summary — Recent Developments.”

The capital gain arising from a disposition of BRF common shares registered as a foreign direct investment in Brazil will be calculated based on the historical amount in Brazilian currency of the investment, rather than the amount in foreign currency registered with the Central Bank of Brazil.

Any capital gain realized upon the disposition of our common shares will, under current Brazilian tax regulations, be calculated by reference to the historical cost of acquisition and the corresponding gross proceeds of disposition converted into reais on the settlement date. Brazilian tax authorities have expressly stated, through administrative guidance, that capital gains for non-resident investors must be determined as the positive difference between (i) the acquisition cost of the shares expressed in Brazilian reais — regardless of the currency in which the investment was initially funded — and (ii) the reais value of the consideration received upon disposition.

Risk Relating to Marfrig’s Business and Industry

The corporate transactions we engage in, such as the Minerva Transaction, may adversely affect us.

We regularly engage in a variety of corporate transactions, including acquisitions and dispositions of companies and businesses. On August 28, 2023, we entered into a share purchase agreement committing to sell to Minerva certain cattle and lamb slaughter units in Argentina, Brazil, Chile and Uruguay, for a total consideration of R$7.5 billion. On October 28, 2024, we closed the Minerva Transaction. As of that date, we received R$5.6 billion, in addition to R$1.5 billion that was paid at signing. The closing of the sale of our units in Uruguay remains subject to ongoing antitrust review. On May 21, 2024, the Comisión de Promoción y Defensa de la Competencia, or “CPDC,” of Uruguay issued a resolution denying authorization for the sale of our cattle slaughter units in Colônia, Salto, and San José, Uruguay. On October 30, 2024, the CPDC reaffirmed its prior decision. We have filed an appeal against the CPDC’s ruling. See note 12 to our audited individual and consolidated financial statement as of and for the year ended December 31, 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations — Minerva Transaction.”

Approvals are outside our control and depend on third parties. This approval may not be satisfied in a timely manner or at all, and, accordingly, the sale of our units in Uruguay may be delayed or may not be completed at all. Further, if the Minerva Transaction is terminated, we cannot be certain that we will be able to find a party willing to purchase our cattle slaughter units in Colônia, Salto, and San José, Uruguay in a transaction on more attractive terms than the Minerva Transaction.

If the transfer of the units in Uruguay under the Minerva Transaction is not completed for any reason, our business and financial results may be adversely affected by any of the following factors:

•        we may experience negative reactions from the financial markets, including negative impacts on the market price of the securities we issue;

•        the manner in which industry contacts, business partners and other third parties perceive us may be negatively impacted, which in turn could affect our marketing operations or our ability to compete for new business or obtain renewals in the marketplace more broadly;

•        we may experience negative reactions from employees; and

•        we will have expended time and resources that could otherwise have been spent on our existing businesses and the pursuit of other opportunities that could have been beneficial to us, and our ongoing business and financial results may be adversely affected.

Future transactions to be analyzed and potentially implemented by us may include, among others, share buyback plans, corporate restructurings, mergers and acquisitions, issuance of debt and equity securities, debt restructurings, among others. Although at the date of this information statement there is no concrete transaction which we have not announced to the market and our shareholders, we may implement any such transactions and explore any such opportunities in the near future. There can be no assurance that these transactions will be successful in the future, which may adversely affect us and our financial condition.

We may not be able to successfully integrate the operations of companies we may acquire or benefit from growth opportunities.

We may choose to pursue selected inorganic growth opportunities in the future. These types of opportunities may expose us to successor liability relating to actions involving any acquired entities, their respective management or contingent liabilities incurred prior to our involvement. Material liabilities associated with these types of opportunities, or our failure to successfully integrate any acquired entities into our business, could adversely affect our reputation and have a material adverse effect on us.

Undisclosed liabilities from our acquisitions may harm our financial condition and operating results. If we make acquisitions in the future, the transactions may be structured in such a manner that would result in the assumption of undisclosed liabilities or liabilities not identified during pre-acquisition due diligence. These obligations and liabilities could harm our financial condition and operating results.

We may not be able to successfully benefit from any growth opportunities we may undertake in the future or successfully implement appropriate operational, financial and administrative systems and controls to achieve the benefits that we expect to result therefrom. These risks include: (i) failure of the acquired entities to achieve expected results, (ii) possible inability to retain or hire key personnel of the acquired entities and (iii) possible inability to achieve expected synergies and/or economies of scale. In addition, the process of integrating businesses could cause interruption of, or loss of momentum in the activities of our existing business. The diversion of our management’s attention and any delays or difficulties encountered in connection with the integration of these businesses could adversely affect our business, results of operations, prospects and the market price of the common shares and ADSs.

Fluctuations in commodity prices and in the availability of raw materials, especially live cattle and other resources, could negatively impact our profitability, financial condition and results of operations.

Our results of operations and financial condition, as well as the prices of our products, are dependent upon the cost and supply of commodities and raw materials, such as beef, packaging materials and energy. The production and pricing of these commodities is determined by changing market forces of supply and demand over which we have limited or no control. Such factors include, among others, armed conflicts, global weather patterns, outbreaks of disease, the global level of supply inventories and demand for raw materials, tariffs and trade disputes and their impact on the global economy and consumer sentiment, as well as agricultural and energy policies of domestic and foreign governments. For example, the Russian invasion of Ukraine in February 2022 affected energy prices and the grain supply, one of our main raw materials. As a result of this conflict, key markets, such as the United States and the European Union have experienced higher levels of inflation, which has affected the cost and availability of the raw materials we use. Further, heightened volatility in the costs of commodities and raw materials, including as a result of the conflicts in Ukraine and in the Middle East, directly impacts our gross margin and profitability.

We may not be able to increase the prices of our products to sufficiently offset increased raw material costs due to consumer price sensitivity or our competitors’ pricing. In addition, if we were to increase prices to offset higher costs, we could experience lower demand for our products and reduced sales volumes.

Conversely, decreases in our commodity and other input costs may create pressure on us to decrease our prices. Over time, if we were unable to price our products to cover increased costs, and offset operating cost increases with improved savings, then commodity and raw material price volatility or increases could materially and adversely affect our profitability, financial condition and results of operations.

We are dependent on a limited number of large customers.

In the year ended December 31, 2024, sales to our top ten customers accounted for approximately 19.20% of our net sales, compared to approximately 16.60% in the year ended December 31, 2023. In addition, many of our customers generally place orders for products on an as-needed basis and, as a result, their order levels have varied from period to period in the past and may vary significantly in the future. The loss of any of our largest customers and an inability to secure substitute business would have a material adverse effect on our business, operating results and financial condition.

Changes in consumer preferences could adversely affect our business.

The food industry, in general, is subject to changing consumer trends, demands and preferences. Our products compete with other protein sources, including fish and plant-based protein. Trends within the food industry frequently change, and our failure to anticipate, identify or react to changes in these trends could lead to reduced demand and prices for our products, among other concerns, and could have a material adverse effect on our business, financial condition, results of operations and market price of the common shares and ADSs.

Adverse developments with respect to the health and safety of food, and/or publicity regarding the same, may increase our costs of operations or decrease demand for our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Consumption of a misbranded, adulterated, contaminated, or spoiled product may result in personal illness or injury. Any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products, which could have a material adverse effect on us. If animal diseases, such as mad cow disease, foot-and-mouth disease, or highly pathogenic avian influenza, also known as “bird flu,” impact the availability of the protein-based ingredients our vendors use in products, our vendors may be required to locate alternative sources for protein-based ingredients. Those sources may not be available to sustain our sales volumes, may be costlier, and may affect the quality and nutritional value of our products. If outbreaks of mad cow disease, foot-and-mouth disease, bird flu, or any other animal disease, or the regulation or publicity resulting therefrom impacts the cost of the protein-based ingredients we have in our products, or the cost of the alternative protein-based ingredients necessary for our products as compared to our current costs, we may be required to increase the prices of our products to avoid margin deterioration. However, we may not be able to charge higher prices for our products without negatively impacting future sales volumes.

In March 2017, for example, the “carne fraca” or “weak meat” scandal involving the protein industry may have temporarily lowered demand for beef across the Brazilian beef industry following public perception of health risks and lower standards.

In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness or injury, which could negatively affect our business, whether successful or not. Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer demand for our products in the affected category. We maintain systems designed to comply with food safety regulations; however, our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety. Any product contamination could have a material adverse effect on our financial condition, results of operations or cash flows.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on us.

Our operations involve raising cattle and lamb, which require us to maintain animal health and control disease. We could be required to dispose of animals or suspend the sale of some of our products to customers in the United States and Brazil and abroad in the event of an outbreak of disease affecting animals, such as (i) in the case of cattle and certain other animals, foot-and-mouth disease and (ii) in the case of cattle, bovine spongiform encephalopathy, known as “mad cow disease.” The elimination of cattle or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expenses, such as the disposal of contaminated animals.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may have an adverse effect in our principal export markets and in the United States and Brazil. An outbreak of large proportions would adversely and materially affect us.

More stringent trade barriers in key export markets may adversely affect us.

Because of the growing market share of Brazilian beef products in the international markets, Brazilian exporters have been increasingly affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets or even to subsidize local producers. Some countries impose quotas on Brazilian beef products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports. National Beef may in the future experience similar trade barriers in countries such as Japan, Mexico, South Korea, Hong Kong, China, Taiwan, Italy and Canada, its key export markets.

In addition, we may be adversely impacted by trade barriers and trade disputs, including recently enacted and prospective additional tariffs and regulations in the United States on Brazilian products, which could affect the price of our products and impact demand. To the extent that trade barriers and trade disputes between countries other than Brazil adversely affect global economic conditions and consumer sentiment, demand for our products could also be negatively impacted.

Any of the aforementioned restrictions may affect our export volume and, as a result, our sales from export markets and financial condition. In the case of newly created trade barriers in our key export markets, it may be difficult for us to sell our products in other markets at favorable conditions, which may cause a material adverse effect upon us.

We are subject to extensive governmental legislation and regulations in the United States, Brazil and in the international markets in which we operate, as well as in countries to which we export our products.

Our principal business activities — the production, processing and selling of food products, both in our domestic and export markets — and our facilities are subject to regular federal, state and local laws and regulations of the markets in which we operate, as well as foreign regulations and inspections with respect to processing, conditioning, storage, distribution, publicity and labeling. Our products are often inspected by foreign food safety officials and any failure to pass those inspections can result in us being required to return all or part of a shipment to its country of origin, to destroy all or part of a shipment or to incur costs because of delays in delivering products to our customers, all of which may cause a material adverse effect on us.

In addition, changes in government regulations relating to our principal business activities in the countries in which we operate and in the countries to which we export our products, may impose a significant burden on us, including requirements to make additional investments or incur other unforeseen costs to meet the necessary specifications for our products, which may cause a material adverse effect on us.

Environmental laws and regulations may require increased expenditures for us to properly operate, and non-compliance with these laws and regulations may result in criminal and administrative penalties.

We, like other food producers in the markets in which we operate, are subject to extensive federal, state and local environmental laws, regulations, licenses, water grants, authorizations and permits concerning, among other subjects, the handling and disposal of waste, discharges of pollutants into the air, water and soil, water extraction and remediation of contaminated areas, all of which affect our business. In Brazil, we are also required to environmentally preserve certain areas of native vegetation on all rural properties in which we or our partners carry out activities.

These rural properties are required to be registered with a rural register called “Cadastro Ambiental Rural” or “CAR.” The registration of such areas is mandatory. Currently, we own properties that are not in compliance with these environmental laws and regulations. Any failure to comply with these laws and regulations or any lack of water grants, permits, authorizations or licenses may result in administrative and criminal penalties. In Brazil, administrative violations may result in fines totaling up to R$50.0 million each, cancellation of authorizations or revocation of environmental permits, suspension of activities, among other penalties, in addition to negative publicity and liability for remediation for environmental damage in a civil proceeding, which may represent significant amounts.

We also face social and environmental risks in our supply chain, such as our possible association with suppliers that have practices which violate human rights (including those in connection with slave labor or similar work and violations of indigenous and minority rights), or that unlawfully use environmentally protected areas resulting in the intensification of illegal deforestation in the Amazon biome, or in other biomes, or other protected areas. Our association with these suppliers may result in a decrease in the value of our brand and image, termination of agreements with significant customers and may compromise our supply of raw materials. Furthermore, our ability to serve markets and to implement our expansion strategy may be adversely affected. Additionally, there is a risk that we may be held jointly and severally liable with such suppliers for the remediation of the environmental damage that they have caused, including potential fines. We cannot guarantee that our suppliers are in compliance with all applicable laws.

In addition, under most environmental laws, such as the U.S. Comprehensive Environmental Response, Compensation and Liability Act and analogous state laws, we could be held liable for the cost to investigate or remediate any contamination at properties we own or operate, or as to which we arrange for the disposal or treatment of hazardous substances, without regard to fault.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. As the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws may become more stringent in Brazil, the United States and in other markets in which we operate, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations could result in increased costs and expenses.

We are subject to risks associated with non-compliance with Brazil’s General Personal Data Protection Law and may be adversely affected by the application of fines and other types of sanctions.

Law No. 13,709/2018, as amended by Law No. 13,853/2019, the General Personal Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or “LGPD,” regulates practices relating to the processing of personal data in Brazil. The LGPD sets out, among other things, the rights of holders of personal data, the legal bases applicable to the protection of personal data, the obligations and requirements relating to information security incidents involving personal data, the transfer and sharing of personal data, as well as sanctions for non-compliance with its provisions.

Furthermore, the LGPD authorizes the creation of the entity responsible for preparing guidelines on the provisions of the LGPD, the “ANPD,” and applying the administrative sanctions provided for in the LGPD, which began its activities in November 2020. In October 2022, ANPD was transformed into a special autonomous agency through Law. No. 14,460/2022, which granted ANPD administrative and financial autonomy.

The LGPD became effective on September 18, 2020 for most of its provisions, except for the applicability of its administrative sanctions that are expected to come into effect on August 1, 2021, pursuant to Law No. 14,010/2020. However, failure to comply with any provisions in the LGPD, prior to August 1, 2021, has the following risks: (i) the filing of lawsuits against us seeking reparations for damages resulting from violations, based not only on the LGPD, but also on other data protection legislation in force, such as the Brazilian Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet; and (ii) the application of the penalties pursuant to the Consumer Protection Code and the Brazilian Civil Rights Framework for the Internet by some consumer protection entities and other supervisory bodies, such as the Public Prosecutors’ Office, given that these entities have imposed such penalties before the LGPD came into effect and the ANPD board becomes operational, especially in cases of security incidents that result in improper access to personal data.

In addition, since the LGPD sanctions came into force, any failure to protect the personal data processed by us, as well as failure to comply with applicable legislation, including with regard to cybersecurity incidents, may result in the following isolated or cumulative sanctions: (i) warnings, with the imposition of a deadline for the adoption of corrective measures; (ii) a one-time fine of up to 2.00% of gross sales of the company or a group of companies as per its last fiscal year or a maximum amount of R$50,000,000 per violation; (iii) a daily fine, up to a maximum amount of R$50,000,000 per violation; (iv) public disclosure of the violation; (v) the restriction of access to the personal data to which the violation relates until corrective measures are implemented; (vi) deletion of the personal data to which the violation relates; (vii) partial suspension of the operation of the database to which the violation relates, for up to six months, extendable for the same period, until corrective measures are implemented; (viii) suspension of data processing activities to which the violation relates, for up to six months, extendable for the same period; and (ix) a partial or total ban on processing personal data.

Our level of debt may harm our business.

We have a significant level of debt and we may incur additional significant amounts of debt. As of March 31, 2025, our outstanding debt, on a consolidated basis, was R$57,883.5 million. Of our total outstanding debt as of March 31, 2025, 38% (or R$21,992.7) was denominated in reais and 62% (or R$35,890.8 million) was denominated in other currencies. As of March 31, 2025, we had R$6,621.7 (or 11.4% of our total debt) of short-term debt (which includes the current portion of loans and financing, interest on debentures and debentures payable) and R$51,261.8 (or 88.6% of our total debt) of long-term debt (which includes the non-current portion of loans and financing and debentures payable).

To refinance our maturing debt, we may incur borrowings and seek funds from other sources, such as raising equity or disposing of assets. If our funding strategies are unsuccessful, we may be unable to make necessary investments and capital expenditures in our business, which could reduce our future sales and negatively affect our financial position. In addition, the required capital resources to fulfill our debt obligations may reduce the capital amount that is available for our operations, which could harm us.

If we are unable to refinance maturing debt or our cash flow from operations does not grow as expected or significantly decreases for any reason, we will not be able to fulfill our debt obligations.

Covenant breaches under our material financial contracts may adversely affect us.

The contracts that govern a large portion of our debt contain cross-default or cross-acceleration clauses that provide that a default in one of our debt obligations may be considered a default in our other debt obligations or may result in the acceleration of the maturity date of such debt. Therefore, a default in any of our debt obligations may cause other debt obligations to become immediately due, which, in turn, would adversely affect us and the price of the common shares and ADSs. While we monitor compliance with our covenants, there can be no assurance that we will be successful in preventing breaches in the future.

Certain financings incurred contain clauses that prevent us from incurring or maintaining debt, unless our net debt to EBITDA ratio (as defined in such agreements) is less than 4.75 to 1.00. In addition, some of our contracts impose restrictions on our ability to distribute dividends, sell our assets or even to provide guarantees to third parties. Thus, if any event of default occurs that is provided for in these contracts, our cash flow and other financial conditions could be materially and adversely affected.

Anti-corruption investigations involving us, our chairman and controlling shareholder, Mr. Molina, or our other directors, officers and employees and any related allegations, charges, proceedings or settlements may have an adverse effect on the Company and our public perception or reputation.

We could experience harm, reputational or otherwise, as a result of any alleged involvement of us, our chairman and controlling shareholder, Mr. Molina, or any of our other directors, officers or employees in anti-corruption investigations or proceedings.

In the past, we and Mr. Molina, one of our controlling shareholders, were investigated by the Brazilian Federal Public Prosecutor’s Office, or “MPF,” in the context of the “Cui Bono” investigation. The investigation focused on alleged payment schemes by various Brazilian companies to public officials in exchange for undue benefits in obtaining loan approvals from certain state-owned financial institutions. In respect of such operation, (i) the criminal action that investigated the facts of the complaint was dismissed for lack of just cause and (ii) in December 2019, a civil action for administrative improbity was filed against us and Mr. Molina to investigate possible damage caused to the Brazilian Treasury in the amount of R$100 million.

On May 22, 2018, Mr. Molina and the MPF entered into a Reparation Commitment Agreement (Termo de Compromisso de Reparação). Pursuant to this agreement, Mr. Molina agreed to pay R$100 million and did not assume any wrongdoing. Such agreement was ratified by the Brazilian Judiciary on May 15, 2018, and the amount paid under such agreement will be considered if Mr. Molina is convicted in the context of the civil action for administrative improbity.

Any such investigations or proceedings and their eventual outcomes may have an adverse impact on our image and reputation, as well as on the image and reputation of Mr. Molina, other directors, officers and employees. If the public image or reputation of any such persons were to be damaged as a result of such investigations or proceedings, our public image, our results of operations and the trading price of our ordinary shares and Marfrig ADSs could be adversely affected.

Any deterioration of labor relations with our employees could adversely affect us.

We depend on intensive use of labor in our activities. Most of our employees are represented by unions and their employment contracts are regulated by collective bargaining agreements. New collective bargaining agreements may have shorter terms than our previous agreements and, if we are not able to negotiate collective bargaining agreements on acceptable terms to us, we may be subject to a significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages, which could have a material adverse effect on us and the market price of our common shares and Marfrig ADSs.

Unfavorable findings in certain judicial or administrative proceedings could have a material adverse effect on our business, our financial condition, and our results of operations.

We are a defendant in certain judicial or administrative proceedings, and we cannot guarantee that the outcome of these proceedings will be favorable or in any case that we have made adequate provisions for any such claims. Unfavorable judicial decisions can involve substantial liability and may prevent us from entering into or benefitting from transactions as initially planned and could have a material adverse effect on our business, our financial condition, and our results of operations. For additional information regarding our judicial or administrative proceedings, see “Business — Legal and Administrative Proceedings.”

The consolidation trend in our customers’ industries may have an adverse effect on us.

Some of our customers, such as supermarket chains, club stores and wholesale food distributors, have been involved in consolidations in recent years. This consolidation trend created large and sophisticated customers who have increased purchasing power and, therefore, greater ability to operate with smaller inventories, resist price increases and demand lower prices, discounts and tailor-made products. The customers may also use the spaces where our products are currently displayed to display their own competing products. If we cannot react to this market trend, we may face a slower increase in our sales volume or may be forced to decrease prices or increase promotional expenditure. Any of these factors could have a material adverse effect on us.

We depend on members of our senior management and on our ability to recruit and retain qualified professionals.

We depend on members of our senior management and other qualified professionals to implement our business strategies and carry out our operations. We also depend on our ability to recruit and retain qualified professionals. We cannot assure you that we will not incur substantial costs to hire qualified professionals. The loss of key professionals may adversely affect us.

We face strong competition from U.S., Brazilian and foreign companies in the production, processing and sales of our products.

We operate in a highly competitive market. We face strong competition from U.S., Brazilian and foreign companies in the production, processing and sales of our products regarding the cost and quality of raw material and workforce. In addition, our products compete with a number of other protein sources, including fish and plant-based protein.

The principal competitive factors in the animal protein processing industries are operating efficiency, the availability, quality and cost of raw materials and labor, price, quality, food safety, product distribution, technological innovations and brand loyalty. Our ability to be an effective competitor depends on our ability to compete on the basis of these factors. In addition, some of our competitors have more financial resources and larger product and client portfolios than we do. If we are not able to keep our competitive position in the market, we will face a decrease in our market share, which, in turn, may adversely affect our results of operations and the price of the common shares and ADSs.

We are subject to risks relating to the countries in which we operate.

In addition to our operations in the United States and Brazil, we also have operations in Argentina, Chile and Uruguay. Foreign sales account for a significant portion of our net sales, representing 33.6% of our total net sales for the year ended December 31, 2024 compared with 32.0% of our total net sales for the year ended December 31, 2023. We are subject to risks relating to the economic, political and social conditions in the domestic markets in the countries in which we operate and in our major export markets. We may be adversely affected by trade restrictions, protective tax measures, import and export license requirements and other factors that are beyond our control in these markets, such as:

•        the interference of local governments in economic policies;

•        exchange rate instability and devaluation of local currencies;

•        the deterioration of economic conditions;

•        inflation and interest rates;

•        exchange controls and restrictions on remittances abroad;

•        tax policies and laws;

•        negative consequences resulting from regulatory changes;

•        the difficulty and costs related to compliance with foreign laws, treaties and regulations;

•        distribution costs, transportation interruptions or reduction in the availability of freight;

•        liquidity in the financial and capital markets;

•        expropriation and nationalization of private companies and government interference with their operations;

•        salary increases ordered by the government and changes in labor regulation;

•        adoption of sanitary regulations;

•        developments in environmental laws and regulations; and

•        other political, social and economic developments in or affecting the domestic markets in the countries in which we operate or our major export markets.

The occurrence of any of the aforementioned factors as well as any other factor that affects the economic, political and social conditions of the domestic markets in the countries in which we operate, or our major export markets, may adversely and materially affect us.

Our activities are subject to risks related to pollution, damage to human health, safety, impacts on communities and threats to biodiversity. In addition, effects arising from climate change may negatively affect operations and, consequently, may have a negative impact on us and our business.

Our industrial factory operations involve inherent risks, particularly concerning environmental issues and worker safety. Failures to comply with environmental regulations can lead to various liabilities such as fines, legal sanctions, and costly reparations. Worker safety is also a critical concern, with potential accidents stemming from neglecting safety protocols or inadequate protective equipment, which could incur significant human and financial costs. In our supply chain, we confront socio-environmental risks, including the possibility of associating with suppliers who violate human rights. Such associations can harm our reputation, lead to client loss, and disrupt raw material supplies, potentially undermining our market service and expansion goals. Moreover, we are at risk of being held jointly liable for environmental damages caused by suppliers and potential fines for non-compliance with legislation.

Additionally, we face risks from the global shift to renewable energy, which could affect our operations, costs, raw material availability, and expose us to liability for environmental and social damages in climate-vulnerable areas.

Risks Relating to Brazil

Geopolitical and other challenges and uncertainties, including due to the ongoing conflicts between Russia and Ukraine as well as Israel and Hamas, could adversely affect the global economy and our business, financial condition and operating results.

Global economy and geopolitics have been facing increased tensions between nations. On February 24, 2022, Russian military forces invaded Ukraine, and sustained conflict and disruption in the region is likely. This conflict has led to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage. The situation has rapidly evolved and the United States, the European Union, the United Kingdom and other countries have implemented sanctions and export controls against Russia. We cannot assure you that additional sanctions, export controls or other measures will not be implemented against Russia, Belarus and other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our business and financial condition.

On October 7, 2023, Hamas militants infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Thereafter, the Hamas militants launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on our business and operations and on the global geopolitical instability. According to the World Bank, a prolonged Israel-Hamas conflict and an escalation of the conflict in the region could trigger substantial energy supply disruptions. We have no way to predict the progress or outcome of these conflicts or related impacts, and any resulting government reactions, are beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have a substantial impact on the global economy and our business for an unknown period of time, which could affect our business, financial condition and operating results.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence as well as Brazilian political and economic conditions may adversely affect us and the market price of the common shares and ADSs.

The Brazilian government frequently intervenes in the economy and occasionally makes significant changes in economic policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved increases in interest rates, changes in tax policies, price and salary controls, currency devaluations, capital controls and limits on imports, among other measures. We may be materially and adversely affected by changes in policy or regulations involving or affecting factors, such as:

•        interest rates;

•        exchange controls and restrictions on remittances abroad;

•        monetary policy;

•        currency fluctuations;

•        changes in labor laws and other laws and regulations;

•        inflation;

•        liquidity in the domestic financial and capital markets;

•        expansion and contraction of the Brazilian economy;

•        fiscal policy and changes to tax legislation;

•        adoption of tariffs, trade barriers or other import/export restrictions;

•        social and political instability; and

•        other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to the implementation of changes by the Brazilian government in policies or that may affect these or other factors in the future may contribute to economic uncertainty in and to increase the volatility of the Brazilian securities market and of securities issued abroad by Brazilian companies. Government actions in respect of policies or regulations relating to the macroeconomic factors listed above may adversely affect our activities and our sensitivity analysis on increases of the interest rate. In addition, factors such as changes in the prices of common shares of publicly traded companies, lack of credit availability, reductions in spending, slowdown in the global economy, exchange rate instability, increases in interest rates in Brazil or abroad and inflationary pressure may adversely affect, directly or indirectly, the Brazilian economy and capital markets. This may reduce global liquidity and investor interest in the Brazilian capital market, adversely affecting our business, financial condition and operating results.

In October 2022, Brazil held a general election and Mr. Lula da Silva was elected president for the third time, after holding office for two consecutive terms, from 2003 to 2010. Mr. Lula da Silva took office in a highly polarized political scenario and there are several ongoing inquiries relating to the conduct of the former president, Mr. Bolsonaro. The outcome of these inquiries is uncertain, and there may be potential new inquiries involving the Brazilian politicians. However, the existing inquiries have already had a negative impact on the general perception of the Brazilian economy and may affect our businesses, financial condition, and results of operations, as well as the market price of our common shares and ADSs.

Moreover, we cannot predict the scope, nature and impact of any policy changes or reforms, or reversals thereof, that Mr. Lula da Silva’s administration will implement, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which, in turn could adversely affect our business, financial condition and operating results, and contribute to economic uncertainty in Brazil.

Economic and political crises in Brazil could adversely affect our business, operations and financial condition.

Brazil has experienced economic instability caused by various political and economic events observed in recent years, with the deceleration of GDP growth and effects on supply (e.g., investment levels, increase and use of production technologies, etc.) and demand factors (e.g., employment and income levels, etc.). Consequently, the uncertainty as to whether the Brazilian federal government will be able to approve the economic reforms needed to improve the deterioration of the economy has led to a decline in confidence from the market in the Brazilian economy and in the Brazilian federal government. The Brazilian economy is still subject to government policies and acts, which, if not successful or implemented, may affect the financial operations and performance of companies, including us. In recent years, the Brazilian political situation underwent intense instability, mainly as a result of the uncovering of a scheme of corruption involving many politicians, including high-ranking members, which culminated in the impeachment of the last Brazilian president and actions against her successor and her team. The recent political and economic instability has led to a negative perception of the Brazilian economy and an increase in volatility in the Brazilian securities market, which could also adversely affect our business and operations. There can be no assurance that other political events will not cause further instability in the Brazilian economy, in capital markets and in the trading price of securities issued by us. Any economic instability and political uncertainties could adversely affect our business and operations.

Government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm our business.

Brazil has in the past experienced extremely high rates of inflation and, as a result, has adopted monetary policies that have resulted in one of the highest real interest rates in the world. The Central Bank sets the base interest rates generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. The Central Bank has actively reduced and increased the base interest rate (Sistema Especial de Liquidação e Custódia, or the “SELIC” rate) in response to economic and market conditions. As recently as 2016, the SELIC rate was 14.25%. Over the course of 2017 and 2018, the SELIC rate gradually lowered to 6.50%. On December 31, 2019, the SELIC rate was 4.50%. On December 31, 2020, the SELIC rate was 3.00%. On December 31, 2021, the SELIC rate was 9.25%. During 2022, the Central Bank gradually increased the SELIC rate to 13.75% to contain inflation. In August 2023, the Central Bank began a new monetary easing cycle, and by December 31, 2023, the Central Bank had reduced the SELIC rate to 11.75%. On each of January 31, 2024, and

March 20, 2024, the Central Bank made additional decreases of 0.50% to the SELIC rate, and an additional decrease of 0.25% on June 20, 2024, bringing the SELIC rate to 10.50%. The Central Bank began a monetary tightening cycle on September 18, 2024 by increasing the SELIC rate to 10.75%, on July 11, 2024 to 11.25%, on December 11, 2024 to 12.25%, on January 30, 2025 to 13.25%, on March 19, 2025 to 14.25%, and on May 7, 2025 to 14.75%, where it stands as of June 5, 2025.

Inflation and government measures to combat inflation, along with speculation about possible future governmental measures, have had and are expected to continue to have significant negative effects on the Brazilian economy, including heightened volatility in the Brazilian securities market. In addition, measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and limiting economic growth. On the other hand, these policies may be ineffective to prevent increases in the inflation rate. Furthermore, the absence of such policies may trigger increases in the inflation rate and thereby adversely affect economic stability. In the event of an increase in inflation, we may not be able to offset costs to offset the increase of costs denominated in reais.

Exchange rate instability and the devaluation of the real may adversely affect the Brazilian economy and us.

As a result of inflationary pressures, the Brazilian currency has been devalued periodically in the past in relation to the U.S. dollar and other foreign currencies. In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, during the financial crisis in 2010, the real/U.S. dollar exchange rate reached a low of R$1.66 per U.S.$1.00. Since 2015, the real has generally depreciated against the U.S. dollar. On December 31, 2022, the exchange rate was R$5.2863 per U.S.$1.00. On December 31, 2023, the exchange rate was R$4.8413 per U.S.$1.00. On December 31, 2024, the exchange rate was R$6.192 per U.S.$1.00. On March 31, 2025, the exchange rate was R$5.7422 per U.S.$1.00.

Devaluations of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil, lead to increases in interest rates, limit our access to foreign financial markets and prompt the adoption of recessionary policies by the Brazilian government. Conversely, the appreciation of the real against the U.S. dollar may lead to a deterioration of Brazil’s current account and balance of payments and cause a decrease of Brazilian exports. Any of the foregoing developments may negatively affect the Brazilian economy as a whole, and, consequently, our results of operations and the market price of the common shares and ADSs.

In addition, almost all of our export sales are denominated in U.S. dollars. When the real depreciates against the U.S. dollar, our revenues from export sales increase, assuming the international market prices of our products remain constant. Conversely, when the real appreciates against the U.S. dollar and the international market prices for our products remain constant, our revenues from export sales decrease. This variation occurs because many of our customers pay for our export products in U.S. dollars, but we maintain our accounting records in reais. In addition, our financing agreements contain financial covenants that require us to maintain certain ratios. A sudden and material devaluation of the real relative to the U.S. dollar could result in our inability to comply with such ratios in certain of our financing agreements. Thus, changes in exchange rates may result in losses or gains on our sales and U.S. dollar-denominated debt.

Developments and the perception of risk in other countries, especially in the United States and emerging market countries, may adversely affect the market price of Brazilian securities, including our common shares and Marfrig ADSs.

The market price of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries.

Investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers, including the common shares and ADSs. Any financial crisis or significant developments, such as increase in interest rates in other countries, especially the United States and emerging market countries or economic policies of other countries may decrease global liquidity and the interest of investors in securities of Brazilian issuers, adversely affecting the market prices of our common shares and Marfrig ADSs. Further, this could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Brazil’s economy remains vulnerable to external shocks, including those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on Brazil’s economy and us.

Global economic downturns and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Global economic downturns reduce the availability of liquidity and credit to fund the continuation and expansion of business operations worldwide. While Brazil exports a more diversified bundle of products, both in terms of products and destinations, relative to its peers, a significant decline in the economic growth of or demand for imports from any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries. Such developments may affect the Brazilian economy in the future and, consequently, our results of operations.

Risks Relating to Our Common Shares and the Marfrig ADSs

Marfrig ADS are issued under a “Level 1” American depositary receipts program and are not expected to be listed on a national stock exchange.

As a result of the business combination, holders of BRF ADSs will receive Marfrig ADS issued under a “Level 1” American depositary receipts program. Marfrig ADSs trade on the U.S. over-the-counter (OTC) market. The OTC market is a significantly more limited market than the NYSE, and as a result, trading volume in the Marfrig ADSs is expected to be more limited than current trading of the BRF ADSs, and investors may not have sufficient liquidity.

Holders of Marfrig ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of Marfrig ADSs may exercise voting rights with respect to our common shares represented by Marfrig ADSs only in accordance with the deposit agreement governing the Marfrig ADSs. Holders of Marfrig ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of Marfrig ADSs will receive notice of a shareholders’ meeting and the ability to vote the common shares represented by their ADSs by mail from the ADR depositary only if we request the depository to do so. The ADR depositary is not required to provide notice of shareholders’ meetings or provide ADS holders the ability to request the depositary to vote the common shares represented by their ADSs, and the ADR depositary will not do so if we do not request the ADR depositary to provide ADS holders such notice and ability. To exercise their voting rights, holders of Marfrig ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily will take longer for holders of Marfrig ADSs than for holders of our common shares.

Holders of Marfrig ADSs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying their Marfrig ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Marfrig ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of Marfrig ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common shares underlying their Marfrig ADSs are not voted as requested.

Non-Brazilian holders of Marfrig ADSs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of Marfrig ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our bylaws and Law No. 6,404, dated December 15, 1976, or “Brazilian Corporate Law.”

Our corporate affairs are governed by our bylaws and the Brazilian Corporate Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of Marfrig ADSs surrenders its Marfrig ADSs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporate Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the Marfrig ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of Marfrig ADSs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of Marfrig ADSs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the Marfrig ADSs.

Holders of Marfrig ADSs could be subject to Brazilian income tax on capital gains from sales of Marfrig ADSs.

Historically, any capital gain realized on a sale or other disposition of Marfrig ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether Marfrig ADSs representing our common shares, which are delivered by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the Marfrig ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15%, progressive rates that range from 15% to 22.5%, or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a Favorable Tax Jurisdiction). Disposition of our common shares in the stock exchange are currently exempt from capital gains taxation in Brazil. For additional discussion of the tax consequences of a disposition of our common shares, see “Taxation.”

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the Marfrig ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The B3 had a total market capitalization of R$4.1 trillion, or U.S.$723.5 billion, on December 31, 2024. By contrast, the NYSE had a market capitalization of U.S.$31 trillion on December 31, 2024 (U.S. domestic listed companies). The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 48% of the aggregate market capitalization of the B3 on December 31, 2024. These market characteristics may substantially limit the ability of holders of Marfrig ADSs to sell common shares underlying Marfrig ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, historical and anticipated operations, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a “passive foreign investment company” for U.S. federal income tax purposes, or “PFIC,” for 2025 or in the foreseeable future, although we can provide no assurances in this regard. If we become a PFIC, U.S. holders of our common shares or Marfrig ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to additional reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets from time to time and, therefore, may be subject to change. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is “passive income” for purposes of the PFIC rules or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of equity, which is subject to change. In addition, our possible status as a PFIC will also depend on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that we will not be a PFIC for any year in which you hold our common shares or Marfrig ADSs. See “Taxation”.

Forward-Looking Statements

This information statement contains information that constitutes forward-looking statements within the meaning of the Securities Act and the U.S. Securities Exchange Act of 1934, or the “Exchange Act.” Many of the forward-looking statements contained in this information statement can be identified by the use of forward-looking words, such as “believe,” “may,” “aim,” “estimate,” “continue,” “anticipate,” “will,” “intend,” “plan,” “expect” and “potential,” among others. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of future regulation and the effects of competition. They appear in other places in this information statement, principally under the caption “Risk Factors,” and include statements regarding the intent, belief, projections or current expectations of the Company, its directors or its executive officers about future events and financial trends affecting our business. Many important factors, in addition to those discussed elsewhere in this information statement, could cause our actual results to differ substantially from those anticipated in our forward-looking statements.

These factors include:

•        uncertainty, volatility and disruption in the global markets caused by rising inflation, increasing interest rates, supply chain disruptions, tight labor markets, volatility in commodity prices, energy crisis and geopolitical instability resulting, among other things, from the invasion of Ukraine by Russia and the war in the Middle East,

•        the risk of outbreak of animal diseases and of pandemics, epidemics and similar crises (like the COVID-19 pandemic) particularly in Brazil and our ability to timely and efficiently implement any necessary measures in response to, or to mitigate the impacts on our business, operations, cash flows, prospects, liquidity and financial condition,

•        health and food safety risks related to the food industry,

•        the cyclicality and volatility of raw materials and selling prices, including as a result of ongoing global trade disputes,

•        risks related to climate change,

•        the risk of any shortage or lack of water or other raw materials necessary for our business, (vii) the risk of cybersecurity breaches,

•        more stringent trade barriers in key export markets and increased regulation of food safety and security,

•        compliance with various laws and regulations,

•        general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with corruption and other investigations and uncertainties related to the ability of the elected government to continue promoting economic and financial reforms in the country, any of which may negatively affect growth prospects in the Brazilian economy as a whole,

•        the potential unavailability of transportation and logistics services,

•        the implementation of our principal operating strategies, including through divestitures, acquisitions or joint ventures,

•        risks related to new product innovation,

•        strong international and domestic competition,

•        risks related to labor relations,

•        the protection of our intellectual property,

•        the risk that our insurance policies may not cover certain of our costs,

•        our ability to recruit and retain qualified professionals,

•        risks related to our indebtedness,

•        interest rate fluctuations, inflation and exchange rate movements of the real in relation to the U.S. dollar and other currencies,

•        the direction of our future operations,

•        the existence of a controlling shareholder, who has the ability to take action not aligned with other shareholders or to dispose of all or any portion of the common shares and ADSs it holds, and

•        the implementation of the principal operating strategies of our company, including integration of current acquisitions as well as acquisition or investment opportunities that may occur in the future.

You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements. In light of the risks, uncertainties and assumptions associated with forward-looking statements, you should not place undue reliance on any forward-looking statements. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this information statement not to occur.

Our forward-looking statements speak only as of the date of this information statement or as of the date they are made, and except as otherwise required by applicable securities laws, we undertake no obligation to publicly update any forward-looking statement, whether because of new information, future events or otherwise.

Presentation of Financial and Other Information

All references in this information statement to the “real,” “reais” or “R$” are to the Brazilian real, the lawful currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to U.S. dollars.

The exchange rate for reais into U.S. dollars based on the selling rate as reported by the Central Bank was R$6.1923 to U.S.$1.00 on December 31, 2024, R$4.8413 to U.S.$1.00 on December 31, 2023 and R$5.2177 to U.S.$1.00 on December 31, 2022. On June 5, 2025, the selling rate was R$5.5969 to U.S.$1.00. The real/dollar exchange rate fluctuates widely, and the selling rate on June 5, 2025 may not be indicative of future exchange rates.

Where You Can Find the Financial Statements

The table below sets forth where you can find the financial statements of our company and BRF.

Financial Statements	Location
Audited individual and consolidated financial statements of Marfrig Global Foods S.A. as of and for the years ended December 31, 2024 and 2023.	BRF’s Current Report on Form 6-K filed on May 20, 2025, Exhibit 99.1 (SEC File No. 001-15148).
Unaudited individual and consolidated interim financial information of Marfrig Global Foods S.A. as of and for the three months ended March 31, 2025 and 2024.	BRF’s Current Report on Form 6-K filed on May 20, 2025, Exhibit 99.1 (SEC File No. 001-15148).
Audited individual and consolidated financial statements of BRF as of and for the years ended December 31, 2024 and 2023.	BRF’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 30, 2025 (SEC File No. 001-15148).
Unaudited individual and consolidated interim financial information of BRF S.A. as of and for the quarter ended March 31, 2025 and 2024.	BRF’s Current Report on Form 6-K filed on May 16, 2025, Exhibit 1 (SEC File No. 001-15148).`
Unaudited Consolidated Pro Forma Financial Information of Marfrig as of and for the year ended December 31, 2024.

Annex V (Pro Forma Financial Information) to the Amended and Restated BRF Management Proposal and Manual for Participation and Attachments made available to investors in Brazil by Marfrig on May 26, 2025, included in BRF’s Current Report on Form 6-K filed on May 27, 2025, Exhibit 99.2 (SEC File No. 001-15148).

Financial Statements of Marfrig Global Foods S.A.

We maintain our books and records in reais.

Our individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023 have been audited and presented in accordance with Brazilian GAAP and IFRS as stated in the report of our independent registered public accounting firm. These audited annual consolidated financial statements are set forth in BRF’s Current Report on Form 6-K filed on May 20, 2025, Exhibit 99.1 (SEC File No. 001-15148) and are incorporated by reference in this information statement.

Our unaudited individual and consolidated interim financial information as of and for the three months ended March 31, 2025 and 2024 presented in accordance with Brazilian GAAP and IFRS are set forth in BRF’s Current Report on Form 6-K filed on May 20, 2025, Exhibit 99.1 (SEC File No. 001-15148) and are incorporated by reference in this information statement.

We prepare our consolidated financial statements in accordance with IFRS and Brazilian GAAP, which is based on:

•        the Brazilian Corporate Law;

•        the rules and regulations of the CVM; and

•        the Brazilian Accounting Standards (NBCs).

The individual and consolidated Statement of Value Added is required under Brazilian Corporate Law and the accounting policies adopted in Brazil applicable to listed companies. IFRS standards do not require said statement. As a result, under IFRS, this statement is being presented as supplementary information, without prejudice to the complete set of financial statements.

Unless otherwise indicated, all financial information of our company included in this document is derived from our financial statements in accordance with Brazilian GAAP and IFRS.

Financial Statements of BRF S.A.

BRF maintains its books and records in reais.

BRF’s individual and consolidated financial statements at and for each of the years ended December 31, 2024, 2023 and 2022 included in the 2024 Annual Report on Form 20-F filed on April 30, 2025 have been audited, as stated in the report of the independent registered public accounting firm appearing therein, and are incorporated by reference in this information statement. These audited individual and consolidated financial statements have been prepared in accordance with Brazilian GAAP and IFRS.

The unaudited individual and consolidated interim financial information of BRF as of March 31, 2025 and for the quarter ended March 31, 2025 and 2024 have been prepared in accordance with Brazilian GAAP and IFRS and are included in Exhibit 1 of our Current Report on Form 6-K furnished to the SEC on May 16, 2025, which is incorporated by reference in this information statement.

Unaudited Consolidated Pro Forma Financial Information

We have included in this information statement unaudited consolidated pro forma financial information as of and for the year ended December 31, 2024 in order to illustrate the effects of our proposed business combination with BRF on our results of operations and financial condition. The unaudited pro forma condensed consolidated balance sheet data as of December 31, 2024 gives effect to our proposed business combination with BRF as if it had occurred on such date. The unaudited pro forma condensed consolidated statement of operations data for the year ended December 31, 2024 gives effect to our proposed business combination with BRF as if it had occurred on January 1, 2024.

The unaudited consolidated pro forma financial information as of and for the year ended December 31, 2024 has been prepared in accordance with Brazilian GAAP. The unaudited consolidated pro forma financial information is presented for informational purposes only and does not purport to represent our financial condition or results of operations had our proposed business combination with BRF. In addition, the unaudited consolidated pro forma financial information does not purport to project our future financial position or results of operations as of any future date or for any future period.

The Business Combination

Background and Terms of the Business Combination

On May 15, 2025, we entered into a Plan of Merger with BRF, as amended, that contemplates a business combination of the two companies. Under the proposed business combination, BRF is expected to become our wholly owned subsidiary in a Brazilian law merger of shares (incorporação de ações). The “Plan of Merger of BRF S.A. Shares by Marfrig Global Foods S.A.,” or “Plan of Merger” is set forth in Exhibit 99.1 of BRF’s Current Report on Form 6-K filed on May 27, 2025 (SEC File No. 001-15148), and is incorporated by reference in this information statement.

On May 23, 2025, the business combination was submitted for approval by the Brazilian antitrust authority. On June 3, 2025, the Brazilian antitrust authority issued a decision approving the business combination without restrictions. Such approval will become final 15 days after its publication in the Official Gazette, provided that the Brazilian antitrust authority does not request a review and no interested third party files an appeal. In addition, the business combination is also subject to the approval of holders of common shares of each of Marfrig and BRF.

Extraordinary meetings of the common shareholders of Marfrig and BRF are currently scheduled to take place on June 18, 2025 for approval of the business combination. As a result of these meetings, if the business combination is approved:

•        holders of common shares of BRF will receive 0.8521 common shares of Marfrig, subject to adjustment in accordance with the Plan of Merger , for each common share they hold without any further action by those holders; and

•        holders of BRF ADSs will, upon payment of applicable fees and any applicable taxes and expenses, receive 0.8521 Marfrig ADSs, subject to adjustment in accordance with the Plan of Merger and the applicable deposit agreements, for each BRF ADS that they hold.

We expect that (i) a total of 639,743,458 Marfrig common shares will be issued and distributed to the BRF holders of common shares, and (ii) the share capital of Marfrig will be increased by R$15,468 million as a result of the business combination.

We expect that the costs and expenses relating to consummation of the business combination will be approximately R$24 million for us and BRF.

Reasons for the Business Combination

Marfrig and BRF believe the business combination is consistent with the strategic growth plan of the two companies in both the domestic and export markets, and it aims to create a global leader in the multi-protein sector, with a strong presence in both domestic and international markets, portfolio diversification, scale, efficiency, and sustainability, providing significant benefits to both companies, their shareholders, customers, suppliers, employees, and other stakeholders, generating operational, financial, and strategic synergies, as well as enhancing the value of the Brazilian food sector and contributing to the socioeconomic development of the country.

Additionally, Marfrig and BRF believe that the business combination allows for the simplification and optimization of the administrative and corporate structure of the economic group to which the companies belong, eliminating or reducing redundant costs, and improving or facilitating access to the capital necessary for the development of their business plans.

Exchange Ratio

The merger ratio (i.e., the ratio of Marfrig common shares or Marfrig ADSs to be received in the business combination), or “Exchange Ratio” is 0.8521 Marfrig common shares for every BRF common share and 0.8521 Marfrig ADSs for every BRF ADS held at the closing of the business combination.

The Exchange Ratio shall be adjusted exclusively (i) in the event of stock splits, consolidations, or in-kind dividend payments of either company; and/or (ii) pursuant to the methodology set forth in Annex 3.1.5. of the Plan of Merger.

The number of Marfrig common shares to be received in the business combination by a holder of BRF common shares will be determined by multiplying the number of BRF common shares held on the record date by the Exchange Ratio, rounded down to the nearest whole share, as explained in this information statement.

The number of Marfrig ADSs to be received in the business combination by a holder of BRF ADSs will be determined, upon payment of applicable fees and any applicable taxes and expenses in accordance with the BRF Deposit Agreement and the Marfrig Deposit Agreement, by multiplying the number of BRF ADSs held by the Exchange Ratio, rounded down to the nearest whole Marfrig ADS, as explained in this information statement.

No Marfrig common shares will be distributed to BRF in respect of the BRF common shares held in treasury on the record date, which will be canceled by BRF prior to the closing of the business combination.

Shareholder Approval

In accordance with Brazilian law and our bylaws, the business combination of BRF and Marfrig requires (i) the approval of shareholders representing at least 50% of the common shares of BRF that are entitled to vote at the general meeting of shareholders of BRF to take place on June 18, 2025 and (ii) the approval of the majority of shareholders present at the general meeting of shareholders of Marfrig to take place on June 18, 2025.

The information statement that accompanies this letter has been prepared for BRF ADSs holders and U.S. holders of BRF common shares, and it explains the terms and conditions of the business combination and provides information about Marfrig. This is not a proxy solicitation, but we are providing the information statement because it contains important information about the transaction.

Withdrawal Rights

Holders of record of common shares of BRF may, within 30 days from the date of publication of the minutes of the BRF’s Extraordinary General Meeting, or “BRF EGM,” exercise withdrawal rights in connection with the business combination.

The right of withdrawal will be guaranteed to the shareholders who (i) are holders of shares issued by BRF uninterruptedly from May 15, 2025 (inclusive), which is the date of announcement of the business combination, through the closing of the business combination; (ii) do not vote in favor of the merger, abstain from voting, or do not attend BRF EGM; and (iii) expressly manifest their intention to exercise the right of withdrawal within 30 days from the date of publication of the minutes of the BRF EGM, or “Dissenting Shareholders.”

Pursuant to the Brazilian Corporate Law, the Dissenting Shareholders of BRF shall be entitled to withdrawal rights at the value of the shareholders’ equity per share of BRF as of December 31, 2024, as approved by the BRF ordinary general meeting held on March 31, 2025, which corresponds to R$9.43 per share, without prejudice to the right to request a special balance sheet, in accordance with Article 45 of the Brazilian Corporate Law.

The exchange ratio calculated based on the 264 Appraisal Report (as defined below) is more advantageous to the shareholders of BRF when compared to the Exchange Ratio. Therefore, the provisions of Article 264, paragraph 3, of the Brazilian Corporate Law will apply, and the Dissenting Shareholders of BRF may elect between (i) the reimbursement value fixed in accordance with Article 45 of the Brazilian Corporate Law, that corresponds to R$9.43 per share, as mentioned above; or (ii) the shareholders’ equity per share of BRF, determined based on the 264 Appraisal Report, which corresponds to R$19.89 per share.

We and BRF reserve the right to convene general meetings to ratify or reconsider the merger, if we and BRF determine that the payments in connection with shareholder withdrawal rights to the Dissenting Shareholders who exercised such rights would jeopardize the financial stability of any of the companies, in accordance with Article 137, paragraph 3, of the Brazilian Corporate Law.

Holders of BRF ADSs, as such, may not exercise withdrawal rights as the holders of BRF common shares, nor will the BRF depositary exercise withdrawal rights on behalf of holders of BRF ADSs, even if requested to do so.

Receipt of Common Shares and Marfrig ADSs

If the business combination is approved, holders of BRF common shares will receive 0.8521 Marfrig common shares for each BRF common share they hold without any further action by those holders. Because the common shares of BRF are book-entry shares, an entry or entries will be made in the share registry of Marfrig to evidence the Marfrig common shares received in the business combination. Holders of BRF common shares will not receive certificates evidencing the Marfrig common shares.

If the business combination is approved, holders of BRF ADSs will, upon payment of applicable fees and any applicable taxes, fees and expenses and subject to the applicable deposit agreements, receive 0.8521 Marfrig ADSs for each BRF’s ADS that they hold. See “— Delivery of Marfrig ADSs.”

The common shares of BRF will continue to trade on the B3 under their existing ticker symbols and the BRF ADSs will also continue to trade on the NYSE under their existing ticker symbol until the closing of the business combination, which is subject to the terms and conditions of the Plan of Merger.

Delivery of Marfrig ADSs

After the merger becomes effective and the end of the period for the exercise of withdrawal rights, Marfrig will deposit with a custodian for The Bank of New York Mellon, as depositary under the BRF ADS program, or the “BRF depositary,” the Marfrig common shares issuable in respect of the common shares of BRF then held in that program. The BRF depositary will deposit those Marfrig common shares with the custodian for J.P. Morgan Chase Bank, N.A., as depositary under the Marfrig ADS program, or the “Marfrig depositary,” instruct the Marfrig depositary to deliver Marfrig ADSs representing those Marfrig common shares to the BRF depositary, and pay the Marfrig depositary, or cause the Marfrig depositary to be paid, all associated issuance and other fees owed in connection with the issuance and delivery by the Marfrig depositary of such Marfrig ADSs to the BRF depositary pursuant to the Marfrig Deposit Agreement. When the Marfrig ADSs are received in the BRF ADS program, the BRF ADSs will represent a right to receive Marfrig ADSs.

If you hold BRF ADSs indirectly through a broker or other intermediary, you will automatically receive your new Marfrig ADSs upon payment of the BRF depositary’s fees and expenses (including any fee charged by the Marfrig depositary for issuance of the Marfrig ADSs), as provided in the BRF deposit agreement, or “BRF Deposit Agreement” as described below.

If you hold BRF ADSs in uncertificated form on the register of the BRF depositary, you will automatically become a registered holder of Marfrig ADSs, and you will receive a bill for the BRF depositary’s fees and expenses (including any fee charged by the Marfrig depositary for issuance of the Marfrig ADSs).

If you hold BRF ADSs in certificated form on the register of the BRF depositary, you must, in addition to paying the BRF depositary’s fees and expenses (including any fee charged by the Marfrig depositary for issuance of the Marfrig ADSs), also surrender your American depositary receipts, or “ADRs,” evidencing your BRF ADSs to the BRF depositary, as exchange agent. Registered holders of BRF ADSs will be provided with the necessary forms, including a letter of transmittal that will contain instructions on how to surrender their BRF ADRs evidencing BRF ADSs to the BRF depositary as exchange agent. If you do not receive the necessary forms, you may call The Bank of New York Mellon toll-free at 1-888-BNY-ADRS or contact The Bank of New York Mellon at 240 Greenwich Street, New York, NY 10286. Upon surrender of those BRF ADRs and payment of the BRF depositary’s fees and expenses, the BRF depositary will deliver the Marfrig ADSs to the registered holders of certificated BRF ADSs.

The BRF depositary will not deliver any fractions of Marfrig ADSs in the exchange. Instead, the BRF depositary will sell the aggregated fractional entitlements to Marfrig ADSs and deliver the net cash proceeds to the BRF ADS holders entitled to them. The Depository Trust Company, or “DTC,” and direct and indirect participants in DTC will employ a similar process to deliver net cash proceeds in lieu of fractional entitlements to Marfrig ADSs.

Physical certificates evidencing Marfrig ADSs will not be issued. Marfrig ADSs issued and delivered to registered holders of BRF ADSs will be reflected on the books of the Marfrig depositary in book-entry form only.

If you hold BRF ADSs, you will have to pay the fees of the BRF depositary in accordance with the BRF Deposit Agreement for the cancellation of each BRF ADS that you hold in connection with the business combination. The maximum BRF ADS cancellation fees you will have to pay to the BRF depositary for each BRF ADS that you hold is

U.S.$0.05. In addition, you will be required to pay the issuance fees to the Marfrig depositary for the issuance of the Marfrig ADSs to be received in the business combination pursuant to the Marfrig Deposit Agreement. The issuance fee you will have to pay to the Marfrig depositary is expected to be U.S.$0.02 per Marfrig ADS.

Termination of BRF ADS Program

The BRF depositary, at the direction of BRF, intends to send notice to the owners of all outstanding BRF ADSs in accordance with the BRF Deposit Agreement to terminate that deposit agreement and ADS program after the business combination becomes effective and the period for the exercise of withdrawal rights discussed above has elapsed.

The terms of the Marfrig ADSs that will be received in connection with the business combination are described in “— Description of American Depositary Shares.”

Fractional Marfrig Shares

The application of the Exchange Ratio may result in fractional Marfrig common shares and Marfrig ADSs, for which BRF shareholders and holders of BRF ADSs are expected to receive cash.

If you hold BRF common shares and the product of the Exchange Ratio and the number of BRF common shares you hold is not a whole number, the number of Marfrig common shares you will receive in the business combination will be rounded down to the largest whole number.

Any fractional common shares of Marfrig resulting from the merger will be aggregated into whole numbers and subsequently sold on the B3 spot market after the completion of the merger, in accordance with a communication to be timely disclosed to the market by Marfrig. The proceeds from such sales will be made available, net of fees, to the former BRF shareholders who are entitled to the respective fractions, proportionally to their participation in each share sold.

Payments for interests in fractional Marfrig ADSs will be available to registered holders approximately five business days after the BRF depositary completes sales of aggregated fractional BRF ADSs on the NYSE. Cash payments in respect of fractional Marfrig ADSs will not be available until the BRF depositary has completed sales of aggregated portions and all those trades have been settled.

You do not have to pay in cash any fees or commissions to us, or to the BRF depositary, for the sale of your fractional Marfrig ADS since fees and expenses will have already been deducted from any amounts you receive.

Listing and Trading of Marfrig Common Shares and Marfrig ADSs

Marfrig common shares are listed on the B3, and Marfrig does not currently intend to seek a listing of its common shares in any other jurisdiction. Marfrig ADSs are issued under a “Level 1” American depositary receipts program. Marfrig ADSs trade on the U.S. over-the-counter (OTC) market. For information on historical market prices of Marfrig common shares, please see “Market Information — Price History of Our Common Shares.”

The liquidity of the Marfrig ADSs is expected to be limited. For more information, please see “Risk Factors — Risks Relating to Our Common Shares and the Marfrig ADSs — The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the Marfrig ADSs.”

Valuation Report of APSIS Consultoria Empresarial Ltda.

Apsis Consultoria Empresarial Ltda., or “APSIS,” an independent consulting firm, was engaged by Marfrig to appraise each company’s net equity (shareholders’ equity, or assets minus liabilities) at market value as of December 31, 2024, or the “264 Appraisal Report.” The report was prepared for purposes of Article 264 of the Brazilian Corporate Law. The 264 Appraisal Report is subject to the considerations and limitations set forth in the report.

The report appraised the relevant assets and liabilities of BRF and Marfrig in order to determine each company’s shareholder’s equity at market value. The report was prepared based on BRF’s audited consolidated financial statements as of December 31, 2024, Marfrig’s audited consolidated financial statements as of December 31, 2024, and the unaudited consolidated pro forma financial information included elsewhere in this information statement, as well as other information furnished orally or in writing by representatives of BRF and Marfrig.

To calculate the market value, APSIS generally:

•        determined the book value of the assets and liabilities of each company based on the historical consolidated financial statements of that company;

•        estimated the market value, or probable realization value, of certain material assets and liabilities; and

•        compared the market values of these material assets and liabilities to their book value and adjusted the estimated net equity accordingly.

In conducting its valuation, APSIS used the following methodology:

•        read and analyzed the companies’ balance sheets based on the historical consolidated financial statements of such companies;

•        analyzed specific asset and liability accounts, identifying accounts that were subject to adjustment and calculating their probable market values, including the following:

•        analyzed the companies’ fixed assets at their market values based on information furnished to APSIS regarding the last budgeted and constructed projects, estimates and limited surveys with suppliers; and

•        adjusted certain intangible operating assets to their market values using assumptions and criteria developed by APSIS. In particular, APSIS appraised certain trademarks of BRF and Marfrig using a “relief-from-royalty” approach.

•        for several asset and liability accounts, determined that their market value approximated their book value;

•        applied the equity method of accounting to the net equity at market value of subsidiaries and affiliated companies of the two companies to calculate the value of those investments; and

•        based on the foregoing, calculated the estimated market value of the companies’ net equity.

In performing its valuation, APSIS evaluated only those assets and liabilities identified to it by the companies. In addition, APSIS did not consider any expenses that would be incurred in the realization of any assets it evaluated or that would arise as a result of the liabilities identified.

In preparing its report, APSIS relied upon the truthfulness, completeness and accuracy of the information obtained from BRF and Marfrig without independent verification. APSIS did not conduct any general legal, accounting or other due diligence investigation in connection with the preparation of the report. APSIS did not evaluate the future profitability of Marfrig or BRF. In addition, the valuation report delivered by APSIS does not constitute an audit report on the consolidated financial statements used in preparing the report.

Neither the independent auditors of Marfrig or BRF, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information used to prepare the valuation report, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, this prospective financial information. The independent auditors’ reports incorporated by reference in this information statement relate to the historical consolidated financial information of Marfrig and BRF, do not extend to the prospective financial information and should not be read to do so.

The APSIS valuation report does not address the underlying business decision by Marfrig and BRF to engage in the business combination and does not constitute a recommendation to any person with respect to the transaction.

Based on these assumptions and qualifications, APSIS concluded that the market value of the net equity per share of each of the companies as of December 31, 2024 was as set forth in the table below:

As of December 31, 2024
Company	Net Book Value Per Share	Adjustment Per Share	Shareholder’s Equity at Market Value Per Share
BRF	R$9.42670246	R$10.46208387	R$19.88878633
Marfrig	R$3.32382038	R$5.47075940	R$8.79457978

Based on the shareholder’s equity at market value set forth in the table above, APSIS concluded that the implied exchange ratio of the market value of one BRF common to one Marfrig common share would be 2.26148341591578.

The full report, dated May 15, 2025, was furnished to the SEC by BRF under Form 6-K on May 15, 2025 (SEC File No. 001-15184), which is incorporated by reference into this information statement.

Citigroup Fairness Opinion

Citigroup Global Markets Brasil Corretora de Câmbio, Títulos e Valores Mobiliários SA and its affiliate Citigroup Global Markets, Inc., or “Citigroup,” was retained as financial advisor to BRF’s independent committee to deliver a fairness opinion in connection with the proposed merger. On May 15, 2025, Citigroup presented to the BRF Independent Committee its opinion, or “Fairness Opinion,” that, as of such date and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the proposed merger is fair, from a financial point of view, to the holders of BRF common shares (other than Marfrig and its affiliates).

The full text of the Fairness Opinion, dated May 15, 2025, was furnished to the SEC by BRF as an annex forming a part of Exhibit 99.2 to the Form 6-K filed on May 19, 2025 (SEC File No. 001-15148). Except as expressly set forth herein, BRF’s filings with the SEC, including the aforementioned Form 6-K, are not incorporated by reference into this information statement.

Citigroup’s Fairness Opinion is addressed to and was provided for the information of the BRF Independent Committee (in its capacity as such), is directed only to the fairness from a financial point of view of the Exchange Ratio in the proposed merger, does not address any other aspects of the merger and does not constitute a recommendation to any holder of BRF or Marfrig common shares as to how such holder should vote or act with respect to the proposed merger or any other matter relating thereto. In addition, Citigroup’s Fairness Opinion is not intended to be, nor should it be construed as, an expert opinion, projection or forecast report, or accounting, appraisal or evaluation report (laudo de avaliação) under the terms of, and has not been prepared for the purpose of, complying with any laws or regulations of Brazil or any jurisdiction outside Brazil, including, without limitation, (i) any regulations, recommendations or guidance opinions of the CVM or the Brazilian Central Bank, (ii) any provisions of the Brazilian Corporations Law (Federal Law No. 6.404, as amended), or (iii) any other self-regulatory rule applicable to Brazilian listed companies.

The Fairness Opinion was not prepared for Marfrig, and Marfrig makes no representation as to its contents.

Accounting Treatment of the Business Combination

Under current Brazilian GAAP, the body of accounting principles we use to prepare our individual and consolidated financial statements, the business combination with BRF will be accounted for by allocating the purchase price to tangible assets based on their fair values and the remainder allocated to goodwill.

The unaudited consolidated pro forma financial information included elsewhere in this information statement, including allocations of the acquisition price, is based on preliminary estimates, available information and assumptions. The actual adjustments to our individual and consolidated financial statements upon closing of the business combination will depend on a number of factors, including additional information available, the fair value of our shares and the value of the net assets of BRF at the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

Taxation

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this information statement was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties under federal, state or local tax law. You should seek advice based on your particular circumstances from an independent tax advisor.

The following summary describes certain U.S. federal income tax consequences of the exchange of BRF common shares, or BRF ADSs or collectively, “BRF Shares,” for Marfrig common shares or Marfrig ADSs or collectively, “Marfrig Shares,” pursuant to the business combination, and the ownership and disposition of Marfrig Shares acquired in the business combination. Except where noted, this summary deals only with U.S. Holders (as defined below) that currently hold BRF Shares and will hold the Marfrig Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). As used in this summary, the term “U.S. Holder” means a beneficial holder of BRF Shares or Marfrig Shares that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of all the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•        a dealer in securities or currencies;

•        a financial institution;

•        a regulated investment company;

•        a real estate investment trust;

•        an insurance company;

•        an individual retirement account and other tax-deferred account;

•        a tax-exempt organization;

•        a person holding BRF Shares or Marfrig Shares as part of a hedging, integrated or conversion transaction or a straddle, for U.S. federal income tax purposes;

•        a person deemed to sell BRF Shares or Marfrig Shares under the constructive sale provisions of the U.S. Internal Revenue Code of 1986, as amended or the “Code”;

•        a trader in securities that has elected the mark-to-market method of accounting for your securities for U.S. federal income tax purposes;

•        a person liable for the alternative minimum tax or the net investment income tax;

•        a person that has ceased to be a U.S. citizen or lawful permanent resident of the United States;

•        an investor holding the BRF Shares or Marfrig Shares in connection with a trade or business conducted outside of the United States;

•        a U.S. citizen or lawful permanent resident living abroad;

•        a taxpayer that files or prepares applicable financial statements and is required to recognize income when the associated revenue is reflected on such financial statements;

•        a person who owns (directly, indirectly or by attribution) 10% or more of our equity interests by vote or value;

•        a partnership or other pass-through entity for U.S. federal income tax purposes; or

•        a person whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

The discussion below is based upon the provisions of the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. No rulings have been requested from the U.S. Internal Revenue Service, or “IRS,” and there can be no guarantee that the IRS would not challenge, possibly successfully, the treatment described below. In addition, this summary is based, in part, upon representations made by the Marfrig depositary to us and assumes that the deposit agreement relating to the Marfrig Shares, and all other related agreements, will be performed in accordance with their terms.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds BRF Shares or Marfrig Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of an entity or arrangement treated as a partnership holding BRF Shares or Marfrig Shares, you should consult your tax advisors. concerning the U.S. federal income tax consequences of the business combination, and the ownership and disposition of BRF Shares or Marfrig Shares in your particular circumstances.

This summary of U.S. federal income tax consequences is for general information only. It does not contain a detailed description of all the U.S. federal income tax consequences that may be relevant, or the actual tax effect that any of the matters described herein will have on you in light of your particular circumstances, and does not address the effects of any state, local, non-United States or other tax laws (such as estate or gift tax laws) and possible changes in tax law. You should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders of BRF ADSs

For U.S. federal income tax purposes, a U.S. Holder of BRF ADSs generally will be treated as the owner of the corresponding number of BRF common shares held by the depositary, and references herein to BRF Shares should be interpreted to refer equally to BRF common shares and BRF ADSs representing the BRF common shares.

Taxation of the Business Combination

The following discussion assumes that BRF will not be a passive foreign investment company, or “PFIC” for U.S. federal income tax purposes for 2025, and has not been a PFIC for any of its prior taxable years. If, however, BRF is a PFIC for 2025 or has been a PFIC for any prior taxable year in which you held your BRF Shares, the consequences of the business combination would be different than as described below. You are urged to consult your tax advisors concerning the consequences of the business combination if BRF is considered a PFIC for 2025 or has been a PFIC for any prior taxable year in which you held your BRF Shares.

The exchange of BRF Shares for Marfrig Shares pursuant to the business combination will generally be treated as a taxable exchange for U.S. federal income tax purposes. Accordingly, you will recognize gain or loss on such exchange in an amount equal to the difference, if any, between the fair market value of the Marfrig Shares received in the business combination and your adjusted tax basis in the BRF Shares surrendered in the business combination, in each case as determined in U.S. dollars. If you are a Dissenting Shareholder of BRF exercising your withdrawal rights, you will recognize gain or loss on such exercise in an amount equal to the difference, if any, between the cash received pursuant to your exercise of withdrawal rights and your adjusted tax basis in the BRF Shares surrendered upon such exercise, in each case as determined in U.S. dollars. Any such gain or loss generally will be capital gain or capital loss and generally will be long-term capital gain or loss if your holding period for the BRF Shares exchanged is more than one year at the time of the exchange or exercise, as applicable. Long-term capital gains of non-corporate holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the exchange unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes. The rules governing the foreign tax credit are complex and U.S. Treasury regulations published in 2022 have imposed additional requirements that must be met for a foreign tax to be creditable, and the Company does not intend to determine whether such requirements are met. Notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

Your holding period for the Marfrig Shares received in the business combination will commence on the first day following the date of the business combination. Your initial tax basis in the Marfrig Shares (including any fractional shares you are deemed to receive and exchange for cash as described below) will be equal to the fair market value of such Marfrig Shares at the time of receipt.

The receipt of cash in lieu of fractional shares of Marfrig Shares will generally be treated as if you received such fractional shares and then received such cash in exchange for such fractional shares. In such case, you might recognize short-term capital gain or loss based on the difference between the amount of cash received and your tax basis in the Marfrig Shares that is allocable to such fractional shares. You should consult your own tax advisors on how to account for cash received in lieu of fractional shares of the Marfrig Shares and how to account for cash received that is not paid in U.S. dollars.

Taxation of Marfrig Shares

Marfrig ADSs

If you hold Marfrig ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the corresponding number of underlying Marfrig common shares held by the depositary that are represented by the Marfrig ADSs, and references herein to Marfrig Shares refer equally to Marfrig common shares and Marfrig ADSs representing the Marfrig common shares. Accordingly, exchanges of Marfrig common shares for Marfrig ADSs will not be subject to U.S. federal income tax. A U.S. Holder’s tax basis in the withdrawn Marfrig common shares will be the same as the U.S. Holder’s tax basis in the Marfrig ADSs surrendered, and the holding period of the Marfrig common shares will include the holding period of the Marfrig ADS.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the Marfrig Shares (including amounts withheld to reflect Brazilian withholding taxes and distributions of interest on shareholders’ equity, as described below under “— Brazilian Tax Considerations”) will be taxable as dividends to the U.S. Holder, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s basis in their Marfrig Shares, and thereafter as capital gain. However, as we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to Marfrig Shares may be reported as ordinary dividend income. Dividend income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Marfrig common shares, or by the depositary, in the case of Marfrig ADSs. Such dividend income will not be eligible for the dividends received deduction allowed to corporations under the Code and will not be eligible for the special reduced rate normally applicable to “qualified dividend income” received by non-corporate U.S. Holders. U.S. Holders should consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received from the Company.

The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of Marfrig common shares, or by the depositary, in the case of Marfrig ADSs, regardless of whether the reais are converted into U.S. dollars at that time. If the reais received as a dividend are converted into U.S. dollars at the spot rate applicable on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the reais received as a dividend are not converted into U.S. dollars at the spot rate applicable on the date of receipt, you will have a basis in the reais equal to their U.S. dollar value at the spot rate applicable on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais, including from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date such payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss. U.S. Holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any reais received by the U.S. Holder or the depositary are not converted into U.S. dollars at the spot rate applicable on the date of receipt.

Subject to certain conditions and limitations, Brazilian withholding taxes on distributions (including distribution of interest on shareholders’ equity) generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends paid on the Marfrig Shares will be treated as income from sources outside the United States and will generally constitute “passive category income”. The rules governing the foreign tax credit are complex and U.S. Treasury regulations published in 2022 have imposed additional requirements that must be met for a foreign tax to be creditable, and the Company does not intend to determine whether such requirements are met. Notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

Distributions of Marfrig Shares, or rights to subscribe for Marfrig Shares, which are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Passive Foreign Investment Company

Based on our financial statements, historic and anticipated operations, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for U.S. federal income tax purposes for 2025 or in the foreseeable future, although we can provide no assurances in this regard.

In general, we will be a PFIC for any taxable year in which, after taking into account the income and assets of the Company and certain subsidiaries pursuant to applicable “look-through rules”, either:

•        at least 75% of our gross income is “passive income”, or

•        at least 50% of the average value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, rents and gains from non-dealer securities transactions (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In general, cash is a passive asset for these purposes. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC must be made annually after the close of each taxable year. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of Marfrig Shares may also result in Marfrig becoming a PFIC. If we are a PFIC for any taxable year during which you hold Marfrig Shares, you will be subject to special tax rules discussed below and could suffer adverse tax consequences.

If we are a PFIC for any taxable year during which you hold Marfrig Shares, and you have not made any of the elections described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale, exchange, retirement or other taxable disposition, including a pledge, of Marfrig Shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received in the three preceding taxable years or, if shorter, your holding period for the Marfrig Shares will be treated as excess distributions. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Marfrig Shares,

•        the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each other taxable years will be subject to tax at the highest tax rate in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will generally be imposed with respect to the resulting tax attributable to each such year.

You will be required to file an IRS Form 8621 if you hold Marfrig Shares in any year in which we are classified as a PFIC. Prospective purchasers should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime to their investment in the Company.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Marfrig Shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns the Marfrig Shares, even if we cease to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a deemed sale election with respect to the Marfrig Shares once we are no longer a PFIC). If we are a PFIC for any taxable year, U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their ownership of the Marfrig Shares.

Furthermore, if we are a PFIC for any taxable year and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning an amount (by value) of the shares of the lower-tier PFIC that is directly or indirectly owned by us in the proportion which the value of the Marfrig Shares owned by such U.S. Holder bears to the value of all of our equity interests, and such U.S. Holder will generally be subject to the tax consequences described above (and the IRS Form 8621 reporting requirement described above) with respect to the equity interests of such lower-tier PFIC the U.S. Holder is deemed to own. As a result, if we receive a distribution from any lower-tier PFIC or sell equity interests in a lower-tier PFIC, a U.S. Holder will generally be subject to tax under the excess distribution rules described above in the same manner as if such U.S. Holder had held a proportionate share of the lower-tier PFIC equity interests directly, even if such amounts are not distributed to the U.S. Holder. However, if a U.S. Holder is treated as receiving an excess distribution in respect of a lower-tier PFIC, such holder would increase its tax basis in the Marfrig Shares by the amount of such distribution. In addition, if we were to distribute such amount to the U.S. Holder with respect to its Marfrig Shares, such U.S. Holder would not include the distribution in income but would instead reduce its tax basis in the Marfrig Shares by the amount of the distribution. The application of the PFIC rules to indirect ownership of any lower-tier PFIC held by us is complex and uncertain, and U.S. Holders should therefore consult their own tax advisers regarding the application of such rules to their ownership of Marfrig Shares.

In certain circumstances, if we are a PFIC in a taxable year and the Marfrig common Shares or Marfrig ADSs are treated as “marketable stock” in such year, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. The Marfrig common shares are listed on the Novo Mercado (New Market) of the B3, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the Marfrig Shares will be “regularly traded” for purposes of the mark-to-market election. The Marfrig ADSs currently trade on the U.S. OTC market and are therefore not expected to be treated as “marketable stock” unless the underlying Marfrig common shares are treated as “marketable stock”.

If you make an effective mark-to-market election, you will include in each taxable year as ordinary income the excess, if any, of the fair market value of your Marfrig Shares at the end of the year over your adjusted tax basis in the Marfrig Shares. You will also be entitled to deduct as an ordinary loss each year in respect of the excess, if any, of your adjusted tax basis in the Marfrig Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale, exchange, retirement or other taxable disposition of your Marfrig Shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election and, thereafter, a capital loss. However, because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs, you would continue to be subject to the excess distribution rules (and corresponding basis adjustments, as discussed above) with respect to any subsidiaries that are PFICs, any distributions received by us from a subsidiary that is a PFIC, and any gain recognised by us upon a sale of equity interests of a subsidiary that is a PFIC, even if a mark-to-market election has been made by you with respect to your Marfrig Shares. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain, and you should therefore consult your own tax advisers regarding the availability of the mark-to-market election as well as the application of the PFIC rules to your ownership of the Marfrig Shares.

Your adjusted tax basis in the Marfrig Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Marfrig Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the PFIC rules described above by making a qualified electing fund (“QEF”) election under Section 1295 of the Code to be taxed currently on your share of the PFIC’s undistributed income. To make a QEF election, we would need to provide you with certain information compiled according to U.S. federal income tax principles. We do not anticipate compiling such information to provide to U.S. Holders so we do not expect this option to be available to you. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding Marfrig Shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes and subject to the discussion under “— Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale, exchange, redemption, or other taxable disposition of Marfrig Shares in an amount equal to the difference, if any, between the amount realized for the Marfrig Shares (including any amounts withheld to reflect Brazilian withholding taxes) and your adjusted tax basis in the Marfrig Shares, both determined in U.S. dollars. Such gain or loss will generally be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if your holding period in the Marfrig Shares exceeds one year. Long-term capital gains of non-corporate holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the sale, exchange, redemption, or other taxable disposition of the Marfrig Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from sources outside the United States in the appropriate category for foreign tax credit purposes. The rules governing the foreign tax credit are complex and U.S. Treasury regulations published in 2022 have imposed additional requirements that must be met for a foreign tax to be creditable, and the Company does not intend to determine whether such requirements are met. Notices from the IRS indicate that the Treasury and the IRS are considering proposing amendments to such regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such otherwise creditable Brazilian withholding taxes in computing your taxable income, but only for a taxable year in which you elect to do so with respect to all foreign income taxes paid or accrued in such taxable year and subject to generally applicable limitations under U.S. law.

Reais received on the sale, exchange, redemption, or other taxable disposition of Marfrig Shares will generally have a tax basis equal to its U.S. dollar value on the settlement date. Reais that are purchased will generally have a tax basis equal to the U.S. dollar value of the real on the date of purchase. Any gain or loss recognized on a sale or other disposition of reais (including its use to purchase Marfrig Shares or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Other Brazilian Taxes

You should note that any IOF/Exchange Tax or IOF/Bonds Tax (as discussed below under “— Brazilian Tax Considerations”) will not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these other Brazilian taxes.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of Marfrig Shares and to the proceeds from the sale, exchange, redemption or other taxable disposition of Marfrig Shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding may apply to such payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income or to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption, as well as to any other reporting obligations that may apply to the ownership or sale, exchange, redemption or other taxable disposition of Marfrig Shares, including reporting obligations related to the holding of certain “specified foreign financial assets”.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is properly and timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of backup withholding and information reporting rules.

BRAZILIAN TAX CONSIDERATIONS

General

The following are the Brazilian tax consequences of the exchange of BRF common shares, BRF common shares or BRF ADSs (collectively, “BRF shares”) for Marfrig common shares or Marfrig ADSs pursuant to the business combination by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”), and the ownership and disposition of Marfrig common shares and Marfrig ADSs acquired in the business combination by a Non-Resident Holder. The following discussion is based on Brazilian tax law as applied and interpreted as of the date hereof, which are subject to change at any time.

Taxation of the Business Combination

Although subject to legal uncertainty, the Brazilian tax authorities have issued guidance indicating that a share exchange resulting from a merger of shares — such as the one contemplated in the business combination — may be treated as a taxable event for Brazilian tax purposes. In connection with the business combination, any capital gain potentially recognized by a shareholder is expected to correspond to the positive difference between (i) the value attributed to the shares received (or deemed to be received) in the transaction and (ii) the shareholder’s historical acquisition cost of the original shares, as determined in accordance with Brazilian tax law. The applicable tax rate on any such capital gain will depend on the manner in which the shareholder held its investment and the shareholder’s tax residence or domicile, which will determine the specific tax regime applicable to such shareholder under Brazilian tax legislation.

U.S. residents that hold common shares of BRF may be taxed at:

•        15%, provided that the U.S. residents hold the BRF shares according to the special regime applicable to investors in the Brazilian financial and capital markets (currently foreseen in the Joint Resolution CVM/BACEN No. 13 of 2024), “Qualified Foreign Investor”; or

•        15% to 22.5%, if the U.S. residents hold the shares under the general foreign direct investment regime, which would apply, for instance, if the U.S. resident acquired the BRF shares outside the B3 system.

U.S. residents that hold BRF ADSs will, as a result of the business combination, receive Marfrig ADSs. There is no clear guidance under Brazilian law regarding the Brazilian taxation involved in the business combination as it relates to the BRF ADSs. We believe that there are good legal grounds to sustain that no taxation is applicable upon the receipt of Marfrig ADSs for BRF ADSs in connection with the business combination. This conclusion is based on the view that it is possible to sustain that the BRF ADSs should be considered a foreign asset and that the mere exchange of BRF ADSs for Marfrig ADSs will not represent any legal or economic availability for income tax purposes for U.S. residents. There is a risk that the Brazilian tax authorities may take a different position on the matter and request the payment of Brazilian income tax according to the rates above, increased by applicable interest and fines.

Notwithstanding the foregoing, under Brazilian law, the Bank of New York Mellon, as depositary, or “BRF depositary”, is considered the legal owner of the BRF common shares underlying the BRF ADSs. As a result, the Brazilian tax implications applicable to other U.S. resident shareholders are also expected to apply to the BRF depositary and, consequently, to the holders of BRF ADSs.

Income Tax Applicable to the Marfrig Common Shares and Marfrig ADSs

Dividends

Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends, to a Non-Resident Holder of common shares or ADSs are currently not subject to Brazilian withholding income tax, to the extent that such amounts are related to profits generated on or after January 1, 1996.

However, there can be no assurance that this dividend exemption will remain in effect. The Brazilian government has proposed, and may in the future enact, legislation that would increase the taxation of dividends, including the possible imposition of withholding tax on future distributions. Any such changes could materially and adversely affect the after-tax returns of Non-Resident Holders.

Interest on Shareholder’s Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholders’ equity. These distributions may be paid in cash. Such payments represent a deductible expense from the payer’s corporate income tax and social contribution on a net profits tax basis. For tax purposes, this interest is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and may not exceed the greater of:

•        50% of net income (after the social contribution on net profits and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•        50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country or location (i) that does not impose income tax, or (ii) where the maximum income tax rate is lower than 17%, or (iii) where the applicable local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Favorable Tax Jurisdiction”) — see Discussion on Favorable Tax Jurisdictions and Privileged Tax Regimes below. U.S. residents are not generally treated as resident of a Favorable Tax Jurisdiction.

These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable Brazilian withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

There can be no assurance that interest on shareholder’s equity regime will remain in effect.

Gains

According to Law No. 10,833 dated December 29, 2003, as amended, gains recognized on a disposition or sale of assets located in Brazil, such as our common shares, are subject to income tax in Brazil, regardless of whether the disposition or sale is made by the Non-Resident Holder to a Brazilian resident or to another non-resident of Brazil.

As a general rule, capital gains realized as a result of a disposition or sale of shares are the positive difference between the amount realized on the disposition of the relevant shares and their acquisition cost, as determined in accordance with Brazilian tax law.

Capital gains realized by Non-Resident Holders on the disposition or sale of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•        exempt from income tax, when realized by a Non-Resident Holder that (i) is a Qualified Foreign Investor and (ii) is not a resident in a Favorable Tax Jurisdiction; and

•        subject to withholding income tax at a rate of 15% in any other case, including gains realized by a Non-Resident Holder that is not a Qualified Foreign Investor, or is a Qualified Foreign Investor but is also resident in a Favorable Tax Jurisdiction. In this case, a withholding income tax of 0.005% shall be applicable and can be offset against any income tax due on the capital gain.

Any other gains realized on the disposition of common shares that are not carried out on a Brazilian stock exchange, such as in the business combination, are:

•        subject to income tax at a rate of 15% when realized by a Qualified Foreign Investor that is not resident in a Favorable Tax Jurisdiction;

•        subject to income tax at progressive rates from 15% to 22.5% when realized by a Non-Resident Holder that is not a Qualified Foreign Investor, or is a Qualified Foreign Investor but is also resident in a Favorable Tax Jurisdiction; and

•        subject to income tax at a rate of 25% when realized by a Non-Resident Holder resident in a Favorable Tax Jurisdiction, that is not a Qualified Foreign Investor.

In the cases described above, if the gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against any income tax due on the capital gain.

Any exercise of preemptive rights relating to common shares will not be subject to Brazilian taxation. Gains realized by a Non-Resident Holder on the disposition of preemptive rights will be subject to Brazilian income tax according to the same rules applicable to disposition or sale of common shares.

In the case of a redemption of common shares or a capital reduction, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange.

There can be no assurance that the current favorable tax treatment of Qualified Foreign Investors will continue in the future.

Sale of ADSs by U.S. Holders to Other Non-Residents in Brazil

As discussed above, the sale of property located in Brazil involving Non-Resident Holders is subject to Brazilian income tax. We have been advised that ADSs do not qualify as property located in Brazil and, thus, should not be subject to the Brazilian withholding tax. However, due to the lack of any express administrative or judicial guidance, there is no assurance that such position would prevail.

Gains on the Exchange of ADSs for Common Shares

The exchange of ADSs for common shares should not be subject to Brazilian withholding tax. Non-Resident Holders may exchange ADSs for the underlying common shares, sell the common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale with no tax consequences.

Upon receipt of the underlying common shares in exchange for ADSs, Non-Resident Holders may also elect to register with the Central Bank the U.S. dollar value of such common shares as a Qualified Foreign Investor, which would entitle them to the tax treatment discussed above.

Alternatively, the Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such common shares as a foreign direct investment, in which case capital gains will be taxed at progressive ranges that range from 15% to 25% if the Non-Resident Holder is a Tax Haven Resident, provided the sale is performed in the stock exchange.

Gains on the Exchange of Common Shares for ADSs

The deposit of common shares in exchange for the ADSs may be subject to Brazilian income tax on capital gains if the acquisition cost of the common shares is lower than:

•        the average price per common share on the Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or

•        if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold during the 15 preceding trading sessions.

In such case, the difference between the acquisition cost and the average price of the common shares, calculated as set forth above, will be considered a capital gain subject to income tax at a rate of 15% for Qualified Foreign Investors, or progressive rates that range from 15% to 22.5% for Qualified Foreign Investors resident in Tax Favorable Jurisdictions.

Discussion on Favorable Tax Jurisdictions and Privileged Tax Regimes

Under Brazilian tax law, a “Favorable Tax Jurisdiction” is defined as a country or a location that: (i) does not impose any tax on income; (ii) imposes income tax at a maximum rate lower than 17%; or (iii) imposes restrictions on the disclosure of ownership composition or securities ownership or does not allow for the identification of the beneficial owners of the earnings that are attributed to non-residents.

Brazilian Law No. 9,430, dated December 27, 1996, as amended by Law No. 11,727, dated June 23, 2008 and Law No. 14,596, dated June 14, 2023, introduced the concept of a privileged tax regime (“PTR”), which encompasses the countries and jurisdictions that (i) do not tax income or tax it at a maximum rate lower than 17%; (ii) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned upon the non-exercise of a substantial economic activity in the country or a said territory; (iii) do not tax or tax proceeds generated abroad at a maximum rate lower than 17% or (iv) do not allow access to information related to the shareholding composition, ownership of assets and ownership rights or restrict disclosure about economic transactions carried out within its territory.

Normative Ruling No. 1,037, dated June 4, 2010, as amended (“Normative Ruling No. 1,037”), provides a list of the Favorable Tax Jurisdictions and PTRs. Normative Ruling No. 1,037 is periodically updated to include and exclude countries, locations and tax regimes from the lists of Favorable Tax Jurisdictions and PTRs. Brazilian tax authorities’ interpretation is that Normative Ruling No. 1,037 represents an exhaustive list of the Favorable Tax Jurisdictions and PTRs to be considered for Brazilian tax purposes.

Law No. 15,079, of December 27, 2024 introduced an exception to the classification of Favorable Tax Jurisdictions and Privileged Tax Regimes, according to which a country or jurisdiction that would otherwise be classified as a Favorable Tax Jurisdiction or subject to a Privileged Tax Regime solely due to the application of the 17% income tax threshold may exceptionally be excluded from such classification if it fosters significant national development through substantial investments in Brazil. This provision was further regulated by Decree No. 12,226, of October 18, 2024, which establishes the specific types of investments that could qualify for this exception. Applications for the removal of a jurisdiction from the tax authorities’ list must be submitted to the Ministry of Finance, accompanied by supporting documentation demonstrating compliance with the prescribed requirements. Such requests may be subject to review and approval.

The application of the withholding income tax at a 25% rate for “privileged tax regimes” is not free of doubt.

Although we believe that the best interpretation of the current tax legislation could lead to the conclusion that the above-mentioned PTR concept should not apply to any withholding income tax on the Notes, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities will provide otherwise. Currently, the understanding of the Brazilian tax authorities is that the increased rate would not apply to a non-resident Holder under a PTR (Answer to Advance Tax Ruling Request COSIT No. 575, dated December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a non-resident Holder under a PTR are subject to the same rules applicable to payments made to non-resident Holders located in a Favorable Tax Jurisdiction, the withholding income tax applicable to such payments could be assessed at a rate up to 25%.In certain circumstances, if there is no collection of withholding income tax on a given payment and tax authorities take the position that the withholding income tax should have been levied, tax authorities may increase the taxable basis of the withholding income tax, as if the amount received by the non-resident Holder had already been reduced by the applicable withholding tax (gross-up).

We recommend prospective investors consult their own tax advisors from time to time to verify any possible tax consequences arising of Normative Ruling No. 1,037, as amended, Law No. 9,430 and Law No. 14,596.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax,” due on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, IOF rates for almost all foreign currency exchange transactions is 0.38% for inflow transactions and 3.5% for outflow transactions. However, foreign exchange transactions carried out by a non-resident of Brazil for investments in the Brazilian financial and capital markets under the rules of the Brazilian Monetary Council are currently subject to IOF/Exchange Tax at a zero rate, including foreign exchange transactions in connection with payment of dividends and interest on shareholders’ equity with respect to common shares and ADSs. In any situation, the Brazilian government may increase the rate at any time up to 25% on the foreign exchange transaction amount. However, any such increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax,” including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, but the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day. However, any increase in such rate may only apply to future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs by individuals or entities not domiciled in Brazil, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by these individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

Market Information

The principal trading market for our common shares is the São Paulo Stock Exchange.

Price History of Our Common Shares and Our ADSs

The tables below set forth the high and low closing sales prices for Marfrig’s common shares on the B3 and the high and low closing sales prices for the Marfrig ADSs on the U.S. over-the-counter (OTC) market for the periods indicated.

	B3		OTC
	Reais per common share		U.S. dollars per Marfrig ADS
	High	Low	High	Low
Year
2020	17.97	6.40	3.25	1.27
2021	27.54	12.72	4.9875	2.43
2022	23.49	6.80	4.79	1.46
2023	10.40	6.10	2.06	1.19
2024	20.90	8.52	3.48	1.60
	B3		OTC
	Reais per common share		U.S. dollars per Marfrig ADS
Quarter	High	Low	High	Low
2022
First Quarter	23.49	20.02	4.59	3.745
Second Quarter	22.30	12.04	4.79	2.27
Third Quarter	15.46	9.81	4.04	1.85
Fourth Quarter	11.27	9.97	2.36	1.46

2023
First Quarter	8.59	6.23	1.79	1.21
Second Quarter	7.69	6.10	1.57	1.195
Third Quarter	8.04	6.50	1.66	1.35
Fourth Quarter	10.40	6.28	2.06	1.19
	B3		OTC
	Reais per common share		U.S. dollars per Marfrig ADS
Quarter	High	Low	High	Low
2024
First Quarter	10.31	8.52	2.05	1.60
Second Quarter	12.36	9.09	2.31	1.81
Third Quarter	14.99	11.00	2.66	1.91
Fourth Quarter	20.90	12.70	3.48	2.22

____________

Source: Bloomberg

	B3		OTC
	Reais per common share		U.S. dollars per Marfrig ADS
Month	High	Low	High	Low
January 2024	9.74	9.10	1.97	1.78
February 2024	9.90	8.52	1.89	1.60
March 2024	10.31	9.14	2.05	1.85
April 2024	10.81	9.45	2.17	1.845
May 2024	12.09	9.09	2.31	1.81
June 2024	12.36	10.25	2.19	1.84
July 2024	12.85	11.00	2.25	1.91
August 2024	14.99	11.26	2.66	1.94
September 2024	14.70	13.64	2.60	2.36
October 2024	15.69	12.70	2.695	2.22
November 2024	18.77	15.10	3.12	2.625
December 2024	20.90	16.00	3.48	2.51

____________

Source: Bloomberg

On June 5, 2025, the closing sales price of:

•        our common shares on the B3 was R$24.79 per share; and

•        the Marfrig ADSs on the OTC was U.S.$4.39 per ADS.

Trading on the B3

B3 was created in 2017 from the merger of BM&FBOVESPA (a combination of the Brazilian Mercantile and Futures Exchange, BM&F, and the São Paulo Stock Exchange, BOVESPA) and CETIP, the leading clearinghouse for over-the-counter (OTC) derivatives and fixed income securities in Brazil.

The integration of BM&F and BOVESPA occurred in 2008 after both entities transitioned from non-profit organizations owned by member brokers into publicly traded companies in 2007. By merging, they aimed to streamline their operations and enhance Brazil’s role in global capital markets. Incorporating CETIP in 2017 further expanded B3’s capabilities into fixed income securities and OTC markets.

It operates as a public traded company, based in São Paulo, and offers a wide range of services in trading, clearing, settlement, and services across multiple asset classes, including equities, derivatives, commodities, fixed income securities, and foreign exchange. B3’s regular trading schedule typically is from 10:00 a.m. to 5:00 p.m. (Brasília Time).

Regulation of Brazilian Securities Market

CVM regulates the Brazilian capital markets and oversees stock exchanges and securities markets generally, as well as the CMN (National Monetary Council) and the Central Bank of Brazil. CMN establishes general monetary and financial policies, while the Central Bank oversees foreign exchange regulation, financial institutions, and cross-border capital flows and retains key roles such as licensing brokerage firms and regulating foreign investment and foreign exchange transactions. The securities markets in Brazil are primarily governed by Brazilian Law No. 6,385/76, as amended, the Brazilian Corporate Law, CVM rulings, and other related regulations.

Under the Brazilian Corporate Law, companies are classified as either publicly held (companhia aberta) or closely held (companhia fechada). Publicly held companies, such as those listed on B3, are registered with the CVM and subject to strict periodic reporting and disclosure requirements. A company registered with the CVM may have its securities traded (i) on stock exchanges such as B3; or (ii) in the Brazilian over-the-counter (OTC) market, provided they are registered with CVM.

The Brazilian OTC market enables direct trades between individuals, mediated by a CVM-registered financial institution. Unlike exchanges, trading in the OTC market does not require separate listing procedures for securities of publicly held companies but are subject to CVM registration and oversight and reporting obligations. Additionally, intermediaries must notify the CVM of all such trades.

The framework outlined by Brazilian Law No. 6,385/76, the Brazilian Corporate Law, and regulations issued by the CVM includes:

•        comprehensive and mandatory disclosure obligations, ensuring transparency for investors;

•        prohibitions on insider trading and market price manipulation, aimed at fairness;

•        minority shareholder protections, which include tag-along rights and mechanisms for seeking redress in cases of corporate abuses, including through arbitration or judicial sphere.

B3 Corporate Governance Standards

B3 has developed specialized corporate governance standards to enhance investor confidence and encourage companies to adopt better governance practices aligned with international standards, improving transparency and protecting minority shareholders. B3 has established three voluntary corporate governance segments — Level 1, Level 2, and Novo Mercado, which Companies listed on B3 may choose to join. These segments offer higher standards than those mandated by Brazilian law, particularly in areas of transparency, shareholder rights and board independence. These segments are designed to promote investor confidence and attract more capital by improving the relationship between the company and its stakeholders.

Level 1 (Nível 1)

•        Intended for companies taking initial steps to improve governance standards.

•        Requires enhanced disclosure, such as quarterly reports (ITRs) and the consolidated publication of financial statements.

•        No specific rules on the composition of boards or voting structures beyond legal minimums.

Level 2 (Nível 2)

A step above Level 1, focusing on broader protections for minority shareholders. Requires companies to:

•        offer tag-along rights of 100% of the price paid to controlling shareholders in case of a sale of control (for both voting and non-voting shares);

•        mandatory use of arbitration for dispute resolution between investors and companies; and

•        follow stricter disclosure and reporting requirements.

Novo Mercado

The highest standard of corporate governance on B3 and considered a global benchmark. Novo Mercado companies must comply with the following:

•        issue only common shares (providing equal voting rights — one share equals one vote);

•        guarantee 100% tag-along rights for all shareholders;

•        maintain at least 25% free float (the proportion of shares available for public trading);

•        have at least 2 or 20% of its board members (whichever is higher) as independent directors;

•        provide enhanced financial transparency, including audited IFRS-compliant financial statements; and

•        mandatory use of arbitration chamber for resolving shareholder disputes.

Unaudited Consolidated Pro Forma Financial Information

Description of the Transaction and Basis for the Preparation of the Unaudited Pro Forma Consolidated Financial Information

Description of the Transaction

Marfrig Global Foods S.A. is a publicly held company, registered as a Category “A” securities issuer with the Brazilian Securities and Exchange Commission (“CVM”), and listed on B3 S.A. — Brasil, Bolsa, Balcão (“B3”), with its shares admitted for trading in the B3 segment known as “Novo Mercado” (“Novo Mercado”). BRF S.A. (“BRF”) is also a publicly held company, registered as a Category “A” securities issuer with the CVM, and listed on B3, with its shares likewise traded on the Novo Mercado.

As of this date, Marfrig holds 849,526,130 common shares issued by BRF, representing approximately 53.09% of BRF’s voting capital stock (i.e., excluding treasury shares held by BRF).

The transaction involves the Merger, by Marfrig Global Foods S.A. (“Marfrig” or the “Company”), of all outstanding BRF S.A. (“BRF” or the “Company”) shares not already held by Marfrig as of the Closing Date, in exchange for the issuance of common shares of Marfrig to BRF’s shareholders (excluding Marfrig), in accordance with the Share Exchange Ratio, resulting in the transfer of BRF’s shareholder base to Marfrig (“Share Merger”). As a result of the Share Merger, BRF will become a wholly owned subsidiary of Marfrig.

The purpose of the Share Merger is to create one of the world’s largest animal protein conglomerates, with a strong presence in both domestic and international markets, portfolio diversification, scale, efficiency, and sustainability — delivering significant benefits to Marfrig and BRF (jointly referred to as the “Companies”), their shareholders, customers, suppliers, employees, and other stakeholders. The transaction is expected to generate operational, financial, and strategic synergies, enhance the value of the Brazilian food industry, and contribute to the country’s socioeconomic development. It also enables the simplification and optimization of the corporate and administrative structure of the economic group to which the Companies belong, by eliminating or reducing redundant costs and improving or facilitating access to capital required for the execution of their business plans.

In this context, the transaction is expected to deliver substantial strategic value through the Share Merger, accelerating the global consolidation of their businesses and strengthening their brands through a robust multi-protein platform, including, among other factors: (i) strengthening the Companies’ positions as leaders in the global food market; (ii) strategic expansion into new markets, maximizing growth opportunities and commercial synergies, including cross-selling initiatives; and (iii) increasing the scale and diversification of operations, enhancing resilience and mitigating risks arising from sector seasonality and macroeconomic variables.

Terms and Conditions of the Share Merger

Share Exchange Ratio.    As a result of the Share Merger, BRF shareholders (excluding Marfrig) will receive 0.8521 common shares issued by Marfrig for each one (1) common share issued by BRF held as of the Closing Date (“Share Exchange Ratio”).

Independent Committees.    Considering that the Share Merger is a transaction between a controlling company, Marfrig, and its controlled company, BRF, and in accordance with CVM Guidance Opinion No. 35, the BRF Independent Committee was established. Its role was to negotiate the Share Exchange Ratio and other terms and conditions of the transaction involving both Companies, and to submit its recommendation to BRF’s Board of Directors. Additionally, the Marfrig Independent Committee was responsible for the initial proposal and subsequent negotiation of the Share Exchange Ratio with BRF’s Independent Committee. Accordingly, the Share Exchange Ratio was negotiated between the Independent Committees, taking into account the fair value of both Companies. The recommendation of the Share Exchange Ratio was approved by both Independent Committees in meetings held on May 15, 2025. In issuing a favorable recommendation for the transaction, the Independent Committees considered, with the support of their external advisors, a variety of factors. Thus, the Share Exchange Ratio was not determined based on a single criterion, but rather a combination of several criteria.

Fractional Shares.    Any fractional shares of Marfrig common stock resulting from the Share Merger will be grouped into whole numbers and subsequently sold in the spot market managed by B3, following the consummation of the Share Merger, in accordance with a notice to be timely disclosed to the market by Marfrig. The net proceeds from such sale, after deducting applicable fees, will be distributed to the former BRF shareholders entitled to such fractional shares, proportionally to their interest in each share sold.

Permitted Distributions.    The negotiation and determination of the Share Exchange Ratio took into consideration the payment of dividends and/or interest on equity in the gross amount of: (i) R$3,520,000,000.00 ((three billion five hundred and twenty million Brazilian reais) by BRF; and R$2,500,000,000.00 (two billion five hundred million Brazilian reais) by Marfrig, in both cases to be declared up to and including the Closing Date (collectively, the “Permitted Distributions”).

No shares will be issued by Marfrig as a result of the Share Merger in relation to any BRF shares held in treasury, which will be cancelled by BRF by the Closing Date.

Adjustments.    The Share Exchange Ratio shall be adjusted exclusively in the event of: (i) stock splits, reverse stock splits, or share bonuses issued by either Company; and/or (ii) as provided under the methodologies set forth in the Plan of Merger. Pursuant to the methodology, any disbursements incurred by the Companies due to the exercise of withdrawal rights shall reduce the Permitted Distributions by an equivalent amount, applied proportionally to both Companies.

The substitution of BRF shares underlying the American Depositary Shares (ADSs) representing BRF common shares in connection with the Share Merger shall be carried out in accordance with the terms of the applicable deposit agreement.

Capital Stock of BRF.    The capital stock of BRF amounts to R$13,653,417,953.36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six centavos), divided into 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered, book-entry and with no par value, of which 849,526,130 (eight hundred and forty-nine million, five hundred and twenty-six thousand, one hundred and thirty) are already held by Marfrig and 82,162,633 (eighty-two million, one hundred and sixty-two thousand, six hundred and thirty-three) are held in treasury by BRF and, therefore, shall not be entitled to receive Marfrig shares as a result of the Share Merger.

Share Merger at Market Value.    The Share Merger will result in an increase in Marfrig’s shareholders’ equity in the amount of R$14,933,103,366.87 (fourteen billion, nine hundred thirty-three million, one hundred three thousand, three hundred sixty-six Brazilian reais and eighty-seven cents), supported by the value attributed to the BRF-issued shares to be merged into Marfrig (i.e., excluding BRF treasury shares and BRF shares already held by Marfrig), based on the Share Merger Valuation Report and considering the elimination of Marfrig’s existing investment in BRF. It is certain that the amount of (i) R$4,977,203,352.18 (four billion, nine hundred seventy-seven million, two hundred three thousand, three hundred fifty-two Brazilian reais and eighteen cents) will be allocated to Marfrig’s capital stock account; and (ii) the remaining amount will be allocated to Marfrig’s capital reserve account.

Increase in Marfrig’s Capital Stock.    As of the date of this Protocol and Justification, Marfrig’s capital stock amounts to R$10,491,577,961.00 (ten billion, four hundred and ninety-one million, five hundred and seventy-seven thousand, nine hundred and sixty-one reais), divided into 857,928,119 (eight hundred and fifty-seven million, nine hundred and twenty-eight thousand, one hundred and nineteen) common shares, all registered, book-entry and with no par value. As a result of the allocation to Marfrig’s capital stock account, on the Closing Date, Marfrig’s capital stock will be R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen centavos), it being understood that the number of shares to be issued by Marfrig shall observe the Share Exchange Ratio.

The Share Merger will involve the issuance by Marfrig of 639,743,458 (six hundred and thirty-nine million, seven hundred and forty-three thousand, four hundred and fifty-eight) common shares, to be subscribed by the officers of BRF on behalf of BRF’s then shareholders (except Marfrig) on the Closing Date, pursuant to Article 252, paragraph 2, of the Brazilian Corporate Law.

As a result of the capital increase and the issuance of shares by Marfrig, Article 5, caput, of Marfrig’s bylaws shall henceforth read as follows, subject to possible adjustments:

“Article 5 — The Company’s capital stock, fully subscribed and paid-in, is R$15,468,781,313.18 (fifteen billion, four hundred and sixty-eight million, seven hundred and eighty-one thousand, three hundred and thirteen reais and eighteen centavos), divided into 1,497,671,577 (one billion, four hundred and ninety-seven million, six hundred and seventy-one thousand, five hundred and seventy-seven) common shares, all registered, book-entry and with no par value.”

In the event of adjustments to the Share Exchange Ratio, it shall be the responsibility of Marfrig’s Board of Directors to approve, ad referendum of the first general shareholders’ meeting of the Company to be held after the Closing Date, a new amendment to the caput of Article 5 of the Company’s bylaws, to reflect the number of shares into which the Company’s capital stock shall be divided as a result of the Share Merger, as per the delegation of powers to the Marfrig Board to be resolved by Marfrig’s Extraordinary General Meeting.

Share Rights.    The common shares to be issued by Marfrig as a result of the Share Merger will grant their holders the same rights and advantages currently attached to the common shares issued by BRF, and therefore the issuance and subscription of such shares shall not result in any modification to the voting rights, dividends, or any other political or economic rights currently attached to BRF’s common shares, with full participation in all benefits, including dividends and capital remuneration to be declared by Marfrig after the Closing Date.

Absence of Cross Shareholding.    In the context of the Share Merger, there shall be no cross shareholding between the Companies considering that (i) BRF does not currently hold and will not hold, on the Closing Date, any shares issued by Marfrig; and (ii) any BRF shares held in treasury will be cancelled by the Closing Date and, therefore, shall not be entitled to receive Marfrig shares.

Absence of Succession.    The Share Merger shall not result in the absorption by Marfrig of any assets, rights, properties, obligations or liabilities of BRF, which will fully retain its legal personality, and there shall be no succession between the Companies.

Accordingly, the condensed consolidated pro forma financial information for the fiscal year ended December 31, 2024 reflects the acquisition of the equity interests and consolidation.

Basis for Preparation of the Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated financial information of Marfrig Global Foods S.A. demonstrates the effect related to the merger of all BRF shares not held by Marfrig. This unaudited pro forma consolidated financial information was compiled in accordance with Technical Guidance OCPC 06 — Presentation of Pro Forma Financial Information, as approved by CVM Deliberation 709/13.

The unaudited pro forma consolidated financial information was compiled by the Company’s management to illustrate the impact of the transaction presented in Explanatory Note No. 39 “Subsequent Events” to the unaudited individual and consolidated interim financial information as of and for the three months ended March 31, 2025, and the material fact released by Marfrig Global Foods S.A. on May 15, 2025, considering the completion of the share merger transaction, and was prepared using accounting criteria to reflect the share merger transaction at cost value, as it is carried out within the same economic group (intragroup), according to the current accounting practices.

Additionally, the unaudited pro forma consolidated financial information does not include adjustments based on estimates and judgments such as management’s operating practices and decisions.

The unaudited condensed pro forma consolidated financial information presented herein is based on the financial statements of Marfrig Global Foods S.A. for the fiscal year ended December 31, 2024, prepared in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), audited by Grant Thornton Auditores Independentes Ltda, who issued an unqualified audit report on February 26, 2025. These consolidated financial statements already reflect the consolidation of BRF S.A., as it is already a subsidiary of the Company.

The unaudited pro forma consolidated financial information was compiled by the Management of Marfrig Global Foods S.A. to illustrate the impact of the merger of all BRF S.A. shares not held by Marfrig Global Foods S.A., through which BRF will become a wholly-owned subsidiary of Marfrig Global Foods S.A., on the consolidated balance sheet of Marfrig Global Foods S.A. as if the transaction had occurred on December 31, 2024, and for the consolidated income statements as of January 1, 2024.

The unaudited pro forma consolidated financial information for the fiscal year ended December 31, 2024 is based on assumptions considered reasonable by Management and should be read in conjunction with the individual and consolidated financial statements as of and for the year ended December 31, 2024 of Marfrig Global Foods S.A.

The unaudited pro forma consolidated financial information is presented solely for illustrative purposes of the share merger transaction. They are not intended to represent the actual consolidated results of operations or the financial position of Marfrig Global Foods S.A. had the proposed transaction occurred on the assumed dates. Furthermore, they are not indicative of future operating results or financial position. In addition, it is important to note that such unaudited pro forma consolidated financial information does not reflect, for example, tax planning, incremental costs inherent to the new structure, or any potential benefit/burden generated by the transaction.

The unaudited pro forma consolidated balance sheet, considering its purpose, assumes that the consideration due for the transaction would already have been paid upon the merger of BRF S.A. shares if the transaction had occurred on December 31, 2024.

This unaudited pro forma consolidated financial information was approved by the Board of Directors on May 15, 2025.

Pro Forma Adjustments

The unaudited pro forma consolidated financial information was prepared and presented based on the historical consolidated financial statements of Marfrig Global Foods S.A., and the pro forma adjustments were determined based on assumptions and estimates which we believe are reasonable, and therefore, the actual effects of these transactions will differ from the pro forma adjustments defined herein.

The historical consolidated financial statements were adjusted to reflect the pro forma events that are (i) directly attributable to the share merger transaction, (ii) factually supportable, and (iii) expected to have a recurring impact on the consolidated results of operations.

The purpose of this pro forma adjustment is to reflect the merger of all BRF shares not held by Marfrig. The share merger transaction was carried out between entities under common control, and for accounting purposes, it qualifies as a transaction within the same economic group. Therefore, it does not reflect a fair value adjustment of the assets and liabilities recorded in the accounts, since for this type of transaction the requirements of CPC 15 — Business Combinations do not apply. Accordingly, considering the conclusion of the share merger transaction, the necessary pro forma adjustments were the incorporation of all BRF shares not held by Marfrig, increase of Marfrig’s share capital, distribution of dividends and interest on equity, reduction of the non-controlling shareholders’ interest, and expenses related to transaction costs.

The unaudited pro forma consolidated financial information was prepared under the assumption that Marfrig Global Foods S.A. came to hold full ownership of BRF S.A. These adjustments are merely illustrative and do not represent any actual impact on the audited historical consolidated financial statements of Marfrig Global Foods S.A., being prepared solely for better understanding of the transaction’s effects on the equity structure and results of the pro forma consolidated financial information of Marfrig Global Foods S.A.

No other relevant pro forma adjustments were identified that would impact the unaudited pro forma consolidated financial statements beyond the effects discussed above.

	Consolidated
	As of December 31, 2024	Adjustment	Pro forma
	(in thousands of reais)
Current Assets
Financial investments and marketable securities	18,002,828	(4,266,657)	13,736,171

Non-Current Assets
Deferred income and social contribution taxes	4,476,955	8,160	4,485,115

EQUITY
Share capital	10,367,391	4,977,203	15,344,594
Capital reserve and treasury shares	(2,141,436)	7,237,381	5,095,945
Earnings reserve	2,637,330	(2,515,840)	121,490
Controlling shareholders’ equity	2,824,144	9,698,745	12,522,889
Non-controlling interest	17,113,968	(13,957,242)	3,156,726

____________

Notes:

(a)      Financial Investments and marketable securities

(1)      Payment of dividends by BRF to Non-Controlling Shareholders in the amount of R$1,742,657, equivalent to 49.5073% of R$3,520,000.

(2)      Payment of dividends by Marfrig in the amount of R$2,500,000.

(3)      Estimated total costs of the Share Merger amount to R$24,000, including expenses related to publications, auditors, appraisers, legal and financial advisors, and other professionals hired to assist with the Share Merger, totaling R$15,840 net of tax effects.

(b)     Deferred income tax and social contribution

(1)      Recognition of deferred taxes related to operating expenses recorded in the statement of income (P&L);

(c)      Share capital

(1)      Capital increase in the amount of R$4,977,203 arising from the share merger between MARFRIG and BRF.

(d)     Capital reserve and treasury shares

(1)      Increase in capital reserve in the amount of R$9,955,900 and goodwill in the amount of (R$2,718,519) referring to the capital transaction arising from the incorporation of shares between Marfrig and BRF;

(e)      Earnings reserve

(1)      Payment of dividends by Marfrig in the amount of R$2,500,000.

(f)      Non-controlling Interest

(1)      Due to Marfrig increasing its ownership in BRF to 100%, there was a reduction in non-controlling interests.

The accompanying unaudited pro forma consolidated financial information has been translated into English from the original Portuguese version prepared for local purposes. Certain accounting practices adopted by the Company, which comply with accounting standards in Brazil, may not conform to generally accepted accounting principles in other countries where these financial statements may be used.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in these forward-looking statements as a result of various factors, including, without limitation, those set forth in the sections “Forward-Looking Statements” and “Risk Factors.”

The discussion below is based on, and should be read in conjunction with, the financial statements contained elsewhere in this information statement and discussed in this section, which include our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023, as well as the information under “Presentation of Financial and Other Information.”

Overview

We are a multinational corporation incorporated in Brazil and one of the world’s largest beef companies in terms of production capacity. As of December 31, 2024, we operated seven slaughter plants and others processed food plants in our North America and South America businesses. Our activities include production, processing, sale and distribution of foods made from animal protein, primarily beef, as well as a variety of other food products, such as frozen vegetables, lamb, pork, fish, sauces and desserts. As of December 31, 2024, we are the controlling shareholder of BRF, holding 50.49% of its outstanding shares, corresponding to 849,526,130 shares.

For the year ended December 31, 2024, approximately 47% of our revenue came from our North America business, 11% derived from our South America business and 42% derived from BRF.

With approximately 126,000 employees, of which 100,747 are employees of BRF, we operate in the food service, retail and wholesale channels, offering innovative, safe and healthy choices. We have a diversified and comprehensive portfolio of products that can be found in major restaurants and supermarket chains and that reach millions of individual customers in approximately 120 countries.

From April 1, 2022, we consolidated the results of BRF in our financial statements. The strategy behind the consolidation of BRF was to diversify and combine our businesses, allowing for a geographically diversified production platform, and expanding our footprint in the Americas, which is the world’s largest consumer beef market. The strategy behind the Minerva Transaction was to allow us to focus on the production of branded beef and higher value-added products.

Our business structure comprises three main divisions: North America, South America and BRF.

•        North America — Our North America business consists mainly of National Beef, which is the fourth largest beef processor in the United States. With three slaughter plants with a capacity of approximately 13,100 heads/day, National Beef represents approximately 14% of the beef slaughter capacity in the United States. As of December 31, 2024, the North America business also had a production capacity of approximately 100,000 tons of beef patties per year and one of the largest and most technologically advanced beef patty plants in the United States. The North America business’s products are sold domestically through retail, wholesale, foodservice and processing channels, and exported to more than 35 countries. National Beef is also the United States’ leading exporter of chilled beef, with a focus on the Japanese and South Korean markets. This business also operates a wet blue tannery, a refrigerated and livestock transportation business and an online direct-to-consumer business offering high-quality beef and other gourmet food items for home delivery.

•        South America — Considering our continued operations, our South America business is one of the region’s leading beef producers. It is recognized for its quality products and as one of South America’s main exporters. In Brazil, our business has the capacity to produce 104,000 tons of beef patties per year, with a focus on the retail and foodservice channels. We are the largest producer and exporter of organic beef in the Uruguayan industry where we focus on the production and sale of organic beef for export. In Argentina, we own one slaughter plant and are the leading producer and seller of beef patties and own one of the region’s most valuable and most recognized brands. In Chile, we are the leading beef importer.

•        BRF — BRF S.A. is one of the largest producers of fresh and frozen protein foods in the world in terms of production capacity, according to WattAgNet, with a portfolio of approximately 6,400 stock keeping units, or SKUs, as of December 31, 2024, serving more than 440,000 clients in approximately 120 countries. We operate in a large and growing market supported by positive demographic growth trends. We are committed to operating our business and delivering products to our global customer base in line with our core values: quality, safety and integrity. Our processed products include marinated and frozen chicken, Chester rooster and turkey meats, specialty meats, frozen processed meats, frozen ready meals, portioned products and sliced products, among others. We also sell margarine, butter, cream cheese, sweet specialties, sandwiches, plant-based products, animal feed and pet food. We are the holder of brands such as Sadia, Perdigão, Qualy, Sadia Halal, Banvit, Perdix, Confidence and Hilal, among other regional brands. For the year ended December 31, 2024, we were responsible for 9.9% of the world’s poultry trade, according to the United States Department of Agriculture, or the USDA.

Macroeconomic Conditions

United States

The United States economy has seen moderate inflation levels compared to recent years, following a period of elevated inflation driven by global supply and demand imbalances. While some imbalances persist, inflationary pressures have eased due to a combination of normalizing supply chains and the impact of prior monetary policy actions. In order to manage inflation risk in the United States’ economy, the Federal Reserve implemented a series of interest rate increases beginning in 2022, which remained in effect through 2024 as the Federal Reserve maintains a cautious policy stance. These elevated interest rates continue to impact our floating rate borrowing costs, as borrowings on certain of our credit facilities are at variable rates which fluctuate with broader interest rates in the market.

The re-election of Donald Trump as President of the United States in 2024 introduces geopolitical and economic uncertainty. His administration has signaled a return to more protectionist trade policies, particularly with regard to China, and has adopted a more confrontational foreign policy posture. These developments may influence global trade dynamics, regulatory environments, and investor sentiment, with potential implications for international markets and cross-border transactions.

The global economy also continues to be impacted by geopolitical events such as the February 2022 launch of a large-scale invasion of Ukraine by Russia, and may be further impacted by the conflict in the Israel-Gaza region and any potential increase in hostilities in the Middle East. It has also been impacted by, among other events, the collapse of certain financial institutions and uncertainty regarding global central bank monetary policy. The geopolitical and macroeconomic consequences of the Russian invasion of Ukraine and associated sanctions, the recent conflict in the Israel-Gaza region, the financial institution collapses and the uncertainty regarding central bank monetary policy cannot be predicted, and such events, or any escalation of hostilities in Ukraine or the Middle East, or further hostilities elsewhere, could severely impact the world economy and may adversely affect our financial condition. These events and their impacts on the global economy continue to evolve, and the extent to which these events may impact our business, financial condition, liquidity, results of operations, and prospects will depend highly on future developments, which are very uncertain and cannot be predicted with confidence. That said, we have not experienced any significant supply chain interruptions as a result of global supply and demand imbalances. However, our suppliers may experience supply chain disruptions which could impact their ability to deliver raw materials that we require for our operations.

Inflationary pressures could result in increases to our operating expenses that are not fixed such as personnel retention, among other things. Increases in interest rates as a result of inflation and a potentially recessionary economic environment in the United States could also have a negative effect on the demand for our products, as well as our borrowing costs.

Brazil

A significant part of our operations and assets is located in Brazil. Accordingly, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability.

In October 2016, the Central Bank began to gradually decrease the SELIC rate from 14.25%, which was in effect from the period from July 2015 through August 2016, to 2.00% in August 2020. The monetary loosening cycle was adopted in two stages. In the first stage, from October 2016 to March 2018, the Central Bank reduced the SELIC to 6.50% in response to inflation being within the Central Bank’s targets. The inflation rate for consumer goods (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA”), as published by the IBGE, was 6.29% and 2.95% for 2016 and 2017, respectively. n March 2018, the Central Bank paused its monetary loosening policy for 16 months and resumed reducing the SELIC in July 2019. Ultimately, the SELIC rate reached 2.00% in August 2020. In addition to reduced inflationary pressure, such decreases were adopted after December 2019 in response to the outbreak of COVID-19. The IPCA rate was 3.75% and 4.31% for 2018 and 2019, respectively. In response to increased inflation, which increased from 4.52% in 2020 to 10.06% for 2021, in March 2021, the Central Bank began a new monetary tightening cycle, pursuant to which the SELIC rate reached 13.75% in August 2022. As of December 2023, the SELIC rate stood at 11.75%. In 2024, the Central Bank maintained a tight monetary policy to combat inflation, increasing the rate to 14.75%, where it stands as of the date of this information statement. The IPCA rate was 4.62% and 4.83% for 2023 and 2024 respectively. Brazil’s GDP contracted by 3.5% in 2016, had no growth in 2017, grew by 1.10% in 2018, grew by 1.4% in 2019, contracted by 3.3% in 2020, grew by 4.8% in 2021, grew by 2.9% in 2022, grew by 2.9% in 2023, and grew by 3.4% in 2023. An increase in the IPCA and SELIC rates increase our cost of borrowing, as certain of our financing agreements are indexed to these rates.

Following the outbreak of the COVID-19 pandemic in December 2019, the real depreciated significantly against the U.S. dollar. After reaching an exchange rate of R$4.0307 as of December 31, 2019, the real continued to depreciate in 2020 and 2021 reaching R$5.1967 and R$5.5805 as of December 31, 2020 and 2021, respectively. In 2022 and 2023, the real appreciated slightly and reached R$5.2177 and R$4.8413 as of December 31, 2022 and 2023. However, as of December 31, 2024, the real experienced a notable depreciation, reaching R$6.1923. As of June 5, 2025, the real/U.S. dollar exchange rate was R$5.5969 per U.S.$1.00.

The table below shows GDP growth, inflation rates and average interest rates in Brazil and the real/U.S. dollar exchange rate for the periods indicated:

	For the Year Ended December 31,
	2024	2023
GDP growth	3.4%	2.9%
Inflation rate (IGP-M)(1)	6.5%	(3.2)%
Inflation rate (IPCA)(2)	4.8%	4.6%
CDI(3)	13.25%	13.0%
SELIC rate(4)	14.75%	11.75%
Appreciation (depreciation) of real against the U.S. dollar	28%	8.08%
Exchange rate of reais against U.S.$1.00	R$6.19	R$4.83
Average exchange rate – reais against U.S.$1.00(5)	R$6.18	R$4.99

____________

Sources: IBGE, Central Bank, B3 and FGV.

Notes:-

(1)      IGP-M is the annual general index of market prices calculated by the FGV.

(2)      IPCA is an annual consumer price index calculated by the IBGE (accumulated for the year).

(3)      The annualized CDI rate is the average interbank deposit index applicable in Brazil.

(4)      As of the last day of the relevant year.

(5)      Average exchange rate for the last day of each month for the year.

China

Our financial condition and results of operations are influenced by macroeconomic conditions in China as China is a significant consumer of our products.

The Chinese economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the Chinese government.

In 2024, Donald Trump was re-elected as President of the United States, renewing concerns about the direction of U.S.-China economic relations. His administration has reintroduced protectionist trade policies and adopted a more confrontational stance toward China, leading to renewed tensions and the imposition of additional trade barriers. Although temporary measures have been implemented to ease immediate friction, the broader relationship remains strained, with elevated uncertainty surrounding long-term trade policy, investment restrictions, and regulatory compliance. These developments may adversely affect global supply chains, reduce cross-border trade efficiency, and impact demand for our products, thereby posing additional risks to our financial condition and results of operations.

In part due to lower export demand resulting from slow economic recoveries in the United States and Europe and a weak economic environment in Japan, China’s GDP growth has decelerated since 2012. In 2018, China’s GDP recorded the lowest growth rate in 28 years. This slowdown, which the IMF expects to continue, reinforces the outlook for the next few years of a “soft landing” for China. China’s year-over-year GDP growth rate was 5.0% in 2024, 5.2% in 2023, 3.0% in 2022, 8.4% in 2021, 2.2% in 2020, 6.0% in 2019, 6.6% in 2018, 6.8% in 2017, 6.7% in 2016 and 6.9% in 2015.

The Chinese economy is export-oriented, though recent policy shifts have emphasized domestic consumption and technological self-sufficiency. While demand for commodities was high in 2022, it has since moderated, with growth now driven by sectors such as clean energy and advanced manufacturing.

Slowing economic growth in China could result in weakening growth and demand for our products which could reduce our revenues and income. The failure of China to continue to grow at historical or anticipated rates, or at all, and any slowdowns or declines in China’s economy or consumer spending, may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, in the event of a recovery in China’s economy, renewed high growth levels may lead to inflation. The Chinese government’s attempts to control inflation may adversely affect the business climate and growth of private enterprise. Moreover, our profitability may be adversely affected if prices for our products rise at a rate that is insufficient to compensate for the rise in inflation.

Principal Factors Affecting our Results of Operations

Effects of Acquisitions and Disposals

BRF Acquisition

Between June 4, 2021 and December 31, 2023, our strategic investments in BRF S.A. led to a progressive increase in our shareholding interest. Starting with an initial stake of 27.8%, which comprised 226,010,428 shares, our R$6.9 billion investment in 2021 increased our interest to 33.2%, positioning us as the predominant shareholder of BRF. On October 25, 2021, we increased our interest to 33.2%, representing 269,734,803 shares, which we maintained until March 1, 2022, notwithstanding the growth in our share quantity to 359,933,582. Further, on April 1, 2022, we began to consolidate BRF’s results assets and liabilities. In May 2023, we entered into a cooperation agreement with the Saudi Agricultural and Livestock Investment Company, or “SALIC” to consider the subscription of 250 million additional BRF shares. Subsequently, in September 2023, we increased our ownership to 35.8%, which increased to 40.0% soon thereafter, and further increased to 45.0% in October 2023. In the year ended December 31, 2023, we solidified a controlling interest of 50.1% in BRF, equivalent to 842,165,702 shares. As of December 31, 2024, we held 849,526,130 shares, representing 50.1% of BRF’s total common shares.

Building on this trajectory, on May 15, 2025, we entered into a Plan of Merger with BRF S.A. to consolidate our shareholding structure and streamline operations. As part of this agreement, subject to shareholder approval of both companies, Marfrig will acquire all remaining BRF shares not already under its control, through a share exchange mechanism governed by Brazilian law (incorporação de ações). Upon completion of the merger, BRF will become a wholly-owned subsidiary of Marfrig, forming a unified entity operating under a multi-protein platform. This strategic consolidation is designed to enhance global competitiveness, operational efficiencies, and portfolio diversification, while unlocking significant synergies estimated at over R$800 million annually from cross-selling opportunities, streamlined logistics, and optimization of the corporate structure. Additionally, the merger is expected to create a stronger presence in domestic and international markets, positioning the combined entity to better navigate market dynamics and sector-specific challenges. See “The Business Combination.”

Minerva Transaction

On August 28, 2023, as part of a strategic shift to focus on producing branded meat and higher value-added products, we entered into an agreement to sell certain cattle and sheep slaughter units in Argentina, Brazil, Chile, and Uruguay, forming part of the South America segment, to Minerva S.A. On May 21, 2024, however, the Comisión de Promoción y Defensa de la Competencia, or “CPDC” of Uruguay issued a resolution denying authorization for the sale of the assets located in Uruguay, specifically the cattle slaughter units in Colônia, Salto, and San José. Subsequently, on September 25, 2024, we received approval from the Brazilian antitrust authority to transfer assets located in Brazil. The transaction closed on October 28, 2024, resulting in the sale of the slaughter units in Argentina, Brazil, and Chile. On that date, we received R$5.6 billion, in addition to the R$1.5 billion previously paid upon signing the agreement. The sale of the units in Uruguay remains subject to ongoing antitrust review, as the CPDC reaffirmed its earlier decision on October 30, 2024 denying the right to sell the Uruguayan assets. On February 11, 2025, we filed an appeal against CPDC’s ruling.

We will continue our presence in Uruguay’s organic beef production field, Chile’s storage complex, distribution, and trading business, and other key segments in various locations, including Argentina, Brazil, and the United States. In Argentina, the industrial complex in San Jorge will continue production for well-known brands such as Quickfood, Paty, and Vienissima. We will also maintain control of Campo del Tesoro, supplier to top global fast-food chains, and the units in Baradero and Arroyo Seco.

As of this information statement, the Minerva Transaction closing for the Uruguay assets remains pending regulatory and antitrust approval, with an appeal filed against the CPDC’s denial.

Growth of Gross Domestic Product and Demand for our Products

Sales in our domestic markets in each country in which we operate accounted for 67.2% of our total gross sales in the year ended December 31, 2024. In the year ended December 31, 2022, sales in our domestic markets accounted for 69.0% of our total gross sales. Accordingly, we are significantly affected by economic conditions in our main domestic markets. Our sales and financial situation have been, and will continue to be, affected by the GDP growth of and demand for our products in our main domestic markets.

Effects of Fluctuations in the Prices of Raw Materials (for Cattle)

Fluctuations in the prices of cattle and feed inputs (i.e., grain) in the domestic and international markets in which we operate significantly affect our net sales and our cost of goods sold, as discussed below.

Effects on Net Sales

The domestic and international prices of our products are generally determined by market conditions outside of our control. These prices are also affected by the additional markup that retailers charge end consumers, some of which we negotiate on a case-by-case basis. Among the main factors that influence the prices of our products are cattle prices, outbreaks of diseases and sanitary, trade and customs restrictions imposed in Brazil, the United States and abroad.

Effects on Cost of Goods Sold

Cattle and feed inputs (grain) are our main raw materials. Purchases of raw materials and other production costs represented 91.1% and 91.4% of our total cost of goods sold in the years ended December 31, 2024 and 2023, respectively. Among other material costs are direct and indirect labor.

We do not control cattle prices, the cost of cattle varies in accordance with domestic and export market prices, which fluctuate depending on supply and demand. We generally purchase cattle to be delivered within 30 days, and the price we pay is based on market prices at the time of purchase. As a result, fluctuations in the market price directly affect our cost of goods sold.

In addition, the prices of raw materials for feed inputs, including corn, soybean meal and soybeans, are generally affected by changes in the economic climate, weather conditions, crop diseases and costs linked to exchange rates. The prices of corn and soybean meal, grain and oil are exposed to price risks arising from future purchases, which is managed through physical inventories, fixed-price order balances and derivative financial instruments.

Effect of Export Levels on our Financial Performance

In our South America operations, we generally obtain higher prices and margins in export markets for our products than those we obtain in domestic markets. The difference in prices and margins between the domestic and export markets results in part from generally higher demand for higher value-added products in export markets, particularly with respect to premium cuts and processed products, and the higher purchasing power in more developed countries.

Our South America export sales represented 52.6% and 51.9% of our South America segment net sales in the years ended December 31, 2024 and 2023, respectively. Our net sales from foreign sales increased 19.5%, from R$37,510.0 million in the year ended December 31, 2023 to R$44,823.0 million in the year ended December 31, 2024.

The BRF segment’s export sales accounted for 48.8% of this segment’s net sales, totaling R$29,839.0 million in the year ended December 31, 2024.

Effects of Exchange Rate Variations

Our results of operations and financial condition have been, and will continue to be, affected by the rate of the depreciation or appreciation of the real against the U.S. dollar.

A substantial portion of our net revenue is linked to the U.S. dollar because a substantial portion of our revenue derives from exports which are generally denominated in U.S. dollars. Any depreciation or appreciation of the real against foreign currencies may impact our revenues, causing a monetary increase or decrease, provided that the other variables remain unchanged.

In addition, a substantial portion of our loans and financings is denominated in foreign currencies, primarily U.S. dollars. For this reason, any depreciation of the real against foreign currencies may significantly increase our finance expenses and our current and non-current loans and financings denominated in reais. Conversely, any appreciation of the real against foreign currencies may significantly decrease our finance expense and current and non-current loans and financings denominated in reais. See “Risk Factors — Risks relating to Brazil — Exchange rate instability and the devaluation of the real may adversely affect the Brazilian economy and us.”

With 75.6% and 75.2% of our net sales generated in currencies other than the real in the years ended December 31, 2024 and 2023, respectively, we have a risk policy for managing the exposure of operating income, with the aim of protecting revenues and costs indexed to foreign currencies.

We do not enter into leveraged transactions with derivatives or similar instruments. Except as described in connection with the structure of this offering, we only use derivatives or similar instruments to provide protection against our exposure to debt denominated in foreign currencies, and we have a conservative policy of not entering into derivative or similar instruments or transactions that could jeopardize our financial position.

Effect of Level of Debt

As of December 31, 2024, our total debt was R$61,123.6 million, of which 38.3% (or R$23,389.4 million) was denominated in reais and 61.7% (or R$37,734.3 million) was denominated in other currencies. We had R$8,352.9 million of short-term debt (which includes the current portion of loans and financing, interest on debentures and debentures payable) and R$52,770.8 million of long-term debt (which includes the non-current portion of loans and financing and debentures payable) as of December 31, 2024.

The level of our debt results in significant financial expenses, which consist of interest expense, exchange variations of foreign currency-denominated debt, and other items as set forth in note 22 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

In the year ended December 31, 2024, we recorded net financial expenses of R$5,532.2 million, consisting of R$18,186.4 million in financial expenses, which was partially offset by R$12,654.2 million in financial revenues.

Accounting Practices

For a summary of our significant accounting practices, see note 3 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The discussion below in reference to the years ended December 31, 2024 and 2023 is exclusive of Discontinued Operations.

The following discussion is presented on a consolidated basis, as well as by business unit, meaning, (i) North America, comprised of National Beef, (ii) South America, comprised of assets in Brazil, Argentina, Uruguay and Chile, and (iii) BRF.

Net Sales

Net sales increased by 12.6%, from R$132,218.0 million for the year ended December 31, 2023, to R$148,861.0 million for the year ended December 31, 2024. The main factors were growth in sales revenue across all segments — primarily in BRF — and higher average prices in our North America operations.

The table below shows our net sales for our business units:

	Year Ended December 31,		% Change 2024 x 2023
	2024	2023
	(in millions of R$)
North America
Domestic Market	60,411.4	53,531.7	12.9%
Exports	6,510.1	6,020.0	8.1%
North America Total	66,921.5	59,551.7	12.4%

South America
Domestic Market	8,390.3	7,363.3	13.9%
Exports	12,415.0	11,859.7	4.7%
South America Total	20,805.3	19,223.0	8.2%

BRF
Domestic Market	31,295.5	28,955.4	8.1%
Exports	29,838.7	24,487.9	21.9%
BRF Total	61,134.2	53,443.3	14.4%

Marfrig Consolidated
Domestic Market	100,097.2	88,850.4	12.7%
Exports	48,763.8	42,367.6	15.1%
Total Consolidated	148,861.0	132,218.0	12.6%

Below is a discussion of the changes in our net sales by business unit as set out in the table above:

North America

Net sales revenue in the North America Beef segment increased by 12.4%, to R$66,921.5 million in 2024, compared to R$59,551.7 million in 2023. This growth was driven by higher average selling prices (U.S.$6.25/kg in 2024 compared to U.S.$6.05/kg in 2023) and the effect of exchange rate translation.

Domestic Market

Domestic sales across North America increased by 12.9%, from R$53,531.7 million in 2023 to R$60,411.4 million in 2024. When converted to US dollars, our internal market net revenue was U.S.$1,164 million, representing an increase of 3.9%. This increase was mainly driven by higher average selling prices.

Export Market

Export net sales across North America operations increased by 8.1%, from R$6,020.0 million in 2023 to R$6,510.1 million in 2024. In dollars, net export revenue was U.S.$1,207 million, remaining stable compared to 2023.

South America

Net sales revenue in the South America Beef segment increased by 8.2%, from R$19,223.0 million in 2023 to R$20,805.3 million in 2024. This growth is mainly attributed to the addition of slaughtering and deboning capacity, which is still in the ramp-up and optimization phase at our industrial complexes.

Domestic Market

Net sales revenue in the domestic market increased by 13.9%, from R$7,363.3 million in 2023 to R$8,390.3 million in 2024.

Export Market

Export net sales across our South America operation increased by 4.7%, from R$11,859.7 million in 2023 to R$12,415.0 million in 2024. This growth was primarily driven by higher export volume and higher average export prices.

BRF

BRF net sales for the year ended December 31, 2024, increased by 14.4%, from R$53,443 million for the year ended December 31, 2023, to R$61,134 million for the year ended December 31, 2024. This increase is primarily driven by the positive cycle, where supply, primarily of chicken, is constrained across various geographies, coupled with increasing demand for protein.

Domestic Market

BRF domestic sales for the year ended December 31, 2024, increased by 7.9%, from R$28,995 million for the year ended December 31, 2023, to R$31,296 million for the year ended December 31, 2024. This increase was primarily due to improved performance of processed products and higher sales volumes.

Export Market

BRF export net sales for the year ended December 31, 2024, increased by 21.9%, from R$24,488 million for the year ended December 31, 2023, to R$29,839 million in net sales for the year ended December 31, 2024. This increase was primarily due to higher average prices in U.S. dollars and currency translation effects.

Cost of Products and Goods Sold

Cost of products and goods sold increased by 8.7%, from R$118,840.5 million for the year ended December 31, 2023, to R$129,170.3 million for the year ended December 31, 2024. This increase was mainly due to an increase in raw material costs across all segments.

The table below shows the composition of cost of products and goods sold:

	Year Ended December 31,
Cost of Products and Goods Sold	2024	%	2023	%
	(in millions of R$, except where indicated)
Direct and Indirect Labor	(11,457.2)	8.9%	(10,164.6)	8.6%
Raw Materials	(65,716.9)	50.9%	(72,227.2)	60.8%
Production Costs	(51,996.2)	40.2%	(36,448.7)	30.6%
Total	(129,170.3)	100%	(118,840.5)	100%

Raw materials and others production costs, which include animals, remained the chief component of cost of goods sold, accounting for 50.9% of the total cost of goods sold for the year ended December 31, 2024, as compared to 60.8% for the year ended December 31, 2023. This decrease was mainly due to a decrease in grains and others feed costs which affect BRF’s operations.

Gross Profit

As a result of the above factors, our gross profit increased by 47.2%, from R$13,377.5 million for the year ended December 31, 2023, to R$19,690.7 million for the year ended December 31, 2024. The main reason for this increase was an improvement in profitability performance in our South America and BRF segments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$13,453.8 million for the year ended December 31, 2024, an 8.5% increase from the R$12,397.6 million recorded for the year ended December 31, 2023. The main reason for the increase was an increase in sales volumes across our units, which resulted in higher operating expenses.

Selling expenses increased by 7.7%, from R$10,431.1 million for the year ended December 31, 2023, to R$11,235.4 million for the year ended December 31, 2024. The increase was primarily driven by greater sales volumes, particularly in our North America segment, and the effects of currency translation when converted to reais.

General and administrative expenses increased by 12.8%, from R$1,966.5 million for the year ended December 31, 2023, to R$2,218.4 million for the year ended December 31, 2024. This increase was primarily due to higher expenses denominated in foreign currency and the effects of currency translations when converted to reais.

Other Operating Income (Expenses)

Other operating income (expenses), net, decreased by 283.0%, from a net income of R$144.8 million for the year ended December 31, 2023, to a net expense of R$265.0 million for the year ended December 31, 2024. This change was primarily driven by factors including internal operational reorganization and sale of dormant plants.

Financial Income (Expenses)

The financial result for the year ended December 31, 2024, was a net expense of R$5,532.2 million, compared to a net expense of R$5,602.4 million for the year ended December 31, 2023. This decrease of 1.3% was primarily due to an increase in gross debt and an increase in the SELIC rate.

Our net loss from trading is explained by the hedging instruments as set forth in note 32 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

The table below includes a breakdown of our financial result:

	Year Ended December 31,		% Change 2024 x 2023
	2024	2023
	(in millions of R$)
Financial Result
Interest received, earnings from marketable securities	1,490.4	1,474.5	1.1%
Interest, debentures and lease with financial institutions	(5,669.0)	(5,398.6)	5.0%
Inflation adjustments, bank expenses, amortization cost on debt and other	(1,066.9)	(502.6)	112.3%
Translation gains and losses	(286.6)	(1,175.7)	75.6%

Total	(5,532.2)	(5,602.4)	1.3%
Financial income	12,654.2	11,521.1	9.8%
Financial expenses	(18,186.4)	(17,123.5)	6.2%
Financial Income (expense)	(5,532.2)	(5,602.4)	1.3%

Income and Social Contribution Taxes

We recorded tax credits from income and social contribution taxes in the amount of R$2,391.3 million and R$1,089.6 million for the years ended December 31, 2024 and 2023, respectively, representing a 119.5% increase.

Net Income (Loss) for the Year from Continuing and Discontinuing Operations

Net income for the year ended December 31, 2024, increased by 207%, from a net loss of R$3,621.2 million for the year ended December 31, 2023, to a net income of R$3,880.9 million for the year ended December 31, 2024. This increase primarily reflects improved financial income and operational performance across key segments.

Net margin for the year ended December 31, 2024 increased to a positive 2.61% compared to a negative 2.74% for the year ended December 31, 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The discussion below in reference to the years ended December 31, 2023 and 2022 is exclusive of Discontinued Operations.

Net Sales

Net sales increased by 4.5%, from R$125,371.3 million in the year ended December 31, 2022 to R$132,218.0 million in the year ended December 31, 2023. The increase in net sales is primarily explained by the higher prices relating to our operations in North America and the consolidation of BRF’s operations for a full year in the year ended December 31, 2023 compared to nine-month period ended December 31, 2022.

The table below shows our net sales for our business units:

	Year Ended December 31,		% Change 2023 x 2022
	2023	2022(1)
	(in millions of R$)
North America
Domestic Market	53,532.7	54,206.4	(1.2)%
Exports	6,020.0	7,167.0	(16.0)%
North America Total	59,551.7	61,373.4	(3.0)%

South America
Domestic Market	7,363.3	5,869.4	25.5%
Exports	11,859.7	16,502.0	(28.1)%
South America Total	19,223.0	22,371.4	(14.1)%

BRF
Domestic Market	28,955.4	22,922.0	26.3%
Exports	24,487.9	18,704.5	31.0%
BRF Total	53,443.3	41,626.5	28.4%

Marfrig Consolidated
Domestic Market	89,850.4	82,997.8	8.3%
Exports	42,367.6	42,373.5	0.0%
Total Consolidated	132,218.0	125,371.3	5.5%

____________

Note:-

From April 1, 2022, we have consolidated the results of BRF.

Below is a discussion of the changes in our net sales by business unit as set out in the table above:

North America

North America net sales for the year ended December 31, 2023 decreased by 3.0% from R$61,373.4 million in the year ended December 31, 2022 to R$59,551.7 million in the year ended December 31, 2023.This was due to the translation effect into reais, considering an average exchange rate that presented a devaluation when compared to the year ended December 31, 2022. In U.S. dollars, the net revenue of this segment increased by 0.6%.

Domestic Market

Domestic sales across North America decreased by 1.2% from R$54,206.4 million in the year ended December 31, 2022 to R$53,531.7 million in the year ended December 31, 2023. This was primarily due to the translation effect into reais considering depreciation of the real in the year ended December 31, 2022. In U.S dollars, the net revenue of the segment increased by 2.4%, from U.S.$10,485.6 in the year ended December 31, 2022 to U.S.$10,470.8 in the year ended December 31, 2023.

Export Market

Export net sales across North America operations decreased by 16.0% from R$7,167.0 million in the year ended December 31, 2022 to R$6,020.0 million in net sales in the year ended December 31, 2023. This decrease was primarily due to lower average prices in the international market.

South America

South America net sales decreased by 14.1%, from R$22,371.4 million in the year ended December 31, 2022 to R$19,223.0 million in the year ended December 31, 2023. This decrease was mainly due to the lower average price of exported products.

Domestic Market

Domestic market net sales across our South America operation increased by 25.5%, from R$5,869.4 million in the year ended December 31, 2022 to R$7,363.3 million in the year ended December 31, 2023. This increase was primarily due to best efforts of sales of branded products, along with an increase in consumption from foodservice chains.

Export Market

Export net sales across our South America operation decreased by 28.1% from R$16.502.0 million in the year ended December 31, 2022 to R$11,859.7 million in the year ended December 31, 2023. This decrease was mainly due to lower average price of products exported to China.

BRF

BRF net sales for the year ended December 31, 2023 increased by 28.4% from R$41,626.5 million in the year ended December 31, 2022 to R$53,443.3 million in the year ended December 31, 2023. The increase is primarily due to the consolidation of BRF’s operations for a full year in the year ended December 31, 2023 compared to the nine-month period ended December 31, 2022.

Domestic Market

BRF domestic sales increased by 26.3% from R$22,922.0 million in the year ended December 31, 2022 to R$28,955.4 million in the year ended December 31, 2023. This was primarily due to the consolidation of BRF’s operations for a full year in the year ended December 31, 2023 compared to the nine-month period ended December 31, 2022.

Export Market

BRF export net sales increased by 31.0% from R$18,704.5 million in the year ended December 31, 2022 to R$24,487.9 million in net sales in the year ended December 31, 2023. This was primarily due to the consolidation of BRF’s operations for a full year in the year ended December 31, 2023 compared to the nine-month period ended December 31, 2022.

Cost of Products and Goods Sold

Cost of products and goods sold increased by 9.1% from R$108,890.3 million in the year ended December 31, 2022 to R$118,840.5 million in the year ended December 31, 2023. This increase was mainly due to the consolidation of BRF’s results for a full year in the year ended December 31, 2023 and higher average prices of cattle in North America.

The table below shows the composition of cost of products and goods sold:

	Year ended December 31,
Cost of Products and Goods Sold	2023	%	2022	%
	(in millions of R$, except where indicated)
Direct and Indirect Labor	10,164.6	8.6%	7,274.1	6.7%
Raw Materials	72,227.2	60.8%	81,742.0	75.1%
Production Costs	36,448.7	30.7%	19,874.2	18.3%
Total	118,840.5	100.0%	108,890.3	100.0%

Raw materials, which include animals, remained the chief component of cost of goods sold, accounting for 60.8% of the total cost of goods sold in the year ended December 31, 2023 as compared to 75.1% in the year ended December 31, 2022, this decrease was mainly due to decrease of cattle cost in South America and raw materials for BRF offset by higher cattle cost in United States.

Gross Profit

As a result of the above factors, our gross profit decreased by 18.8% from R$13,377.5 million in the year ended December 31, 2022 to R$16,481.0 million in the year ended December 31, 2023. The main reason for this decrease was the performance of our North America business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$12,397.6 million in the year ended December 31, 2023, a 18.9% increase from the R$10,426.2 million recorded in the year ended December 31, 2022. The main reason was the consolidation of BRF. In the year ended December 31, 2023, selling, general and administrative expenses corresponded to 9.4% of net sales compared to 8.3% for the year ended December 31, 2022.

Selling expenses increased by 17.6% from R$8,868.8 million in the year ended December 31, 2022 to R$10,431.1 million in the year ended December 31, 2023. The increase was mainly due to the consolidation of BRF and its related marketing and advertising expenses. In the year ended December 31, 2023, selling expenses corresponded to 7.9% of net sales compared to 7.1% for the year ended December 31, 2022.

General and administrative expenses increased by 26.3% from R$1,557.4 million in the year ended December 31, 2022 to R$1,966.5 million in the year ended December 31, 2023. The increase was mainly due to increased expenses related to payroll and associated costs.

Other Operating Income (Expenses)

Other operating expenses, net, decreased by 95.4%, from a net operating income of R$3,176.3 million in the year ended December 31, 2022 to a net operating expense of R$144.9 million in the year ended December 31, 2023. This was due to the advantageous purchase effect of the purchase price adjustment with BRF in the year ended December 31, 2022.

Financial Income (Expenses)

The financial result in the year ended December 31, 2023 was a net expense of R$5,602.4 million, compared to a net expense of R$6,174.7 million in the year ended December 31, 2022. This decrease was primarily due to increased earnings and revenues from interest, particularly following BRF’s capital increase.

Our net loss from trading is explained by the hedging instruments detailed in note 31 to our audited individual and consolidated financial statements as of and for the year ended December 31, 2023.

The table below includes a breakdown of our financial result:

	Year ended December 31,		% Change 2023 x 2022
	2023	2022(1)
	(in millions of R$)
Financial Result
Interest received, earnings from marketable securities	1,474.5	978.0	50.8%
Interest, debentures and lease with financial institutions	(5,398.6)	(3,379.2)	59.8%
Inflation adjustments, bank expenses, amortization cost on debt and other	(502.6)	(443.8)	13.2%
Loss from securities	—	(795.3)	(100.0)%
Translation gains and losses	(1,175.7)	(2,534.4)	(53.6)%
Total	(5,602.4)	(6,174.7)	(9.3)%
Financial income	11,521.1	11,629.1	4.1%
Financial expenses	(17,123.5)	(17,244.6)	(0.7)%
Financial Income (expense)	(5,602.4)	(6,174.7)	(9.3)%

____________

Note:-

(1)      From April 1, 2022, we have consolidated the results of BRF.

Income and Social Contribution Taxes

We recorded tax costs from income and social contribution taxes in the amount of R$1,089.6 million in the year ended December 31, 2023, due to increase in the results of the BRF and South America operations.

In the year ended December 31, 2022, we recorded tax credits from income and social contribution taxes in the amount of R$448.0 million, due to the (i) generation of tax substitution credits and different distributions between countries and (ii) accounting for deferred taxes.

Net Income (Loss) for the Year from Continuing and Discontinuing Operations

Net income in the year ended December 31, 2023 was a loss of R$3,621.2 million, compared to a net income of R$2,763.0 million in the year ended December 31, 2022. This change primarily reflects the decline in profitability of the North America operation. In the year ended December 31, 2022, the net result was impacted by the advantageous purchase effect of the purchase price adjustment with BRF.

Net margin in the year ended December 31, 2023 was a negative 2.7% compared to a positive 2.1% in the year ended December 31, 2022.

Liquidity and Capital Resources

Sources and Uses of Cash

Our main sources of cash are (i) our cash flow from operations, (ii) our raising of long- and short-term debt and (iii) equity raising transactions. Our main uses of cash are costs and expenses related to our operations, cash requirements for capital expenditures related to investments in expansion and/or modernization of our plants, and repayment of debt.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The table below shows our cash flows for the periods indicated:

	Year ended December 31,
	2024	2023
	(in millions of R$)
Cash flow provided by operating activities	12,766.3	11,056.4
Cash flow used in investing activities	(6,540.3)	(6,120.4)
Cash flow provided by (used in) financing activities	(15,490.6)	(3,911.2)
Exchange variation on cash and equivalents	2,434.7	(149.7)
Discontinued operations net of cash	4,886.3	(818.7)
Cash flow in the periods	(1,943.5)	56.4

Cash flow provided by Operating Activities

Our cash flows from operating activities for the years ended December 31, 2024 and 2023 amounted to an inflow of R$12,766.3 million and R$11,056.3 million, respectively, representing a 15.5% increase, explained by operational improvements, mainly in the South America segment and the poultry, pork, and processed products segments of BRF.

Cash flow used in Investing Activities

Net cash provided by (used in) investing activities for the years ended December 31, 2024 and 2023 amounted to a net outflow of R$6,540.3 million and R$6,120.3 million, respectively, representing a 6.9% increase. For the year ended December 31, 2024, we directed investment cash flows towards operational improvements, acquisitions, and modernization, contrasting with the prior period’s lower outflows from other investment-related activities. A significant portion of investments is typically allocated to the maintenance, development, or expansion of our facilities.

Cash flow provided by (used in) Financing Activities

We used R$15,490.6 million (net) in financing activities for the year ended December 31, 2024, compared to R$3,911.2 million (net) used for the year ended December 31, 2023, representing a 296.1% increase. Our principal financing activities during the year ended December 31, 2024, included debt repayments as part of our regular repayment schedule, as well as liability management exercises.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The table below shows our cash flows for the periods indicated:

	Year ended December 31,
	2023	2022
	(in millions of R$)
Net cash provided by operating activities	12,556.4	7,989.3
Net cash (provided by (used in) investing activities	(6,120.4)	5,873.5
Net cash provided by (used in) financing activities	(3,911.1)	523.0
Exchange rate effect on cash and cash equivalents	(149.7)	172.3
Discontinued operations net of cash	(2,318.8)	1,833.2
Cash flow for the periods	56.4	4,644.3

Cash provided by Operating Activities

Our cash flows from operations for the years ended December 31, 2023 and 2022 amounted to an inflow of R$12,556.4 million and an inflow of R$7,989.3 million, respectively. In addition to requiring cash to finance our operations, we needed cash to acquire new businesses, make investments, including our acquisition of BRF shares, and pay our debts. Our cash needs in these periods were mainly supplied by short- and long-term debt and equity transactions.

Cash flow used in Investing Activities

Net cash provided by (used for) investments and purchases of fixed, non-current biological and intangible assets in the years ended December 31, 2023 and 2022, amounted to R$6,120.4 million of net cash used and R$5,873.5 million of net cash provided by, respectively. In the years ended December 31, 2023 and 2022, we invested R$2,045.9 million and R$2,673.3 million, respectively, in the construction, acquisition, maintenance, modernization and/or expansion of our plants.

Cash flow provided by (used in) Financing Activities

We used R$3,911.1 million (net) in financing activities in the year ended December 31, 2023. We received R$7,264.5 million (net) in financing activities in the year ended December 31, 2022. Our principal financing activities in the year ended December 31, 2023 included the repurchase of debt securities in the principal amount of U.S.$133.1 million in addition to the regular debt repayment schedule.

Other Applications of Funds

In the year ended December 31, 2023, and in the year ended December 31, 2022, we did not accrue any interest on equity capital.

Debt

Our outstanding debt as of December 31, 2024, was R$61,123.6 million, compared to R$51,585.6 million as of December 31, 2023, representing an increase of 18.5% in the period. As of December 31, 2024, this debt was composed of R$8,352.9 million in short-term debt (or 13.7% of the total, compared to 14.6% as of December 31, 2023) and R$52,770.8 million of long-term debt (or 86.3% of the total, compared to 85.4% as of December 31, 2023).

As of December 31, 2024, 38.3% (or R$23,389.4 million) of our debt was denominated in reais and 61.7% (or R$37,734.3 million) was denominated in other currencies (of which the vast majority was denominated in U.S. dollars). As of December 31, 2024, we had R$8,352.9 million of short-term notes and R$52,770.8 million of long-term notes payable. The average cost of our U.S. dollar — denominated bank debt decreased to 6.0% annually as of December 31, 2024, compared to 6.3% as of December 31, 2023, and the average cost of our real-denominated bank debt decreased to 11.9% annually as of December 31, 2024, compared to 12.1% annually as of December 31, 2023. The average cost of our total bank debt decreased to 8.2% as of December 31, 2024, compared to 8.3% as of December 31, 2023.

Our net debt as of December 31, 2024, was R$38,842.1 million, compared to a net debt of R$34,530.0 million as of December 31, 2023, representing a 12.5% increase. See note 22 to our audited individual and consolidated financial statement as of and for the years ended December 31, 2024 and 2023. See “Presentation of Financial and Other Information — Financial Information.”

Ability to Pay Our Debt

We currently have significant debt, and we may incur more debt in the future. As of December 31, 2024, our outstanding debt was R$61,123.6 million, of which 38.3% or R$23,389.4 million was denominated in reais, and 61.7% or R$37,734.3 million was denominated in other currencies.

As of December 31, 2024, we had R$4,516.7 million in cash and cash equivalents and marketable securities, compared to R$8,352.9 million of short-term debt. Considering our debt profile and our historical ability to raise capital and generate cash in U.S. dollars, pounds and reais, we expect that we will be able to pay our debts, by using a combination of different capital resources, such as our cash, the cash generated from our operating activities, debt and equity issuances and extended payment terms with our suppliers.

We also believe that our focus on our core business, together with the investments we plan to make in future years will allow us to increase our generation of cash. This, in turn, may gradually enhance our ability to repay our financial obligations.

Off Balance Sheet Arrangements

We do not have any operations, contracts, obligations or other types of agreements in unconsolidated companies or other operations generating material current or future effects on our financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that are not recorded on our balance sheet.

Qualitative and Quantitative Disclosure about Market Risks

We are exposed to market risks arising from the ordinary course of our business. These market risks, which are beyond our control, mainly involve the possibility that changes in interest rates, exchange rates, inflation and commodity prices will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.

Our risk policy establishes limits for protecting the flow of purchases of corn and bran, grain and soybean oil, with the aim of reducing the impact of an increase in the price of these raw materials and includes the possible use of derivative instruments or inventory management. In addition, BRF makes purchases of commodities with prices to be fixed in the futures and spot markets and, to hedge this exposure, contracts derivative instruments in an active position (purchase) to fix these prices in advance.

Exchange Rate Risk

A substantial portion of our debt is denominated in U.S. dollars, which exposes us to foreign currency exchange rate risk. To partially offset the risk of any devaluation of the real against the U.S. dollar and for risk management purposes, we attempt to reduce our foreign exchange exposure by exporting beef products, which generates receivables payable in foreign currencies. In addition, with 75.6% and 75.2% of our net sales generated in currencies other than the real in the years ended December 31, 2024 and 2023, respectively, we believe we have a natural hedge against maturities of our future obligations in foreign currencies. We also occasionally enter into derivative contracts to hedge exchange rate variations related to specific contractual obligations.

We do not enter into leveraged transactions with derivatives or similar instruments. We usually only use derivatives or similar instruments to provide protection against floating interest rates and our exposure to debts denominated in foreign currencies, and we have a conservative policy of not entering into derivative or similar instruments transactions that could jeopardize our financial position.

Furthermore, we have a solid financial policy, maintaining high balances of cash and short-term marketable securities with first-rate institutions.

Commodity Price Risk

Our activities include the purchase of cattle, a commodity, the largest single individual component of the beef segment’s production cost and subject to certain variables. The price of cattle purchased from third parties is directly related to market conditions. Market conditions are influenced by domestic availability and levels of demand on the international market. In order to reduce the impact of risks on cattle commodity prices, we maintain cattle feedlots and enter into financial derivatives transactions, among others.

Similarly, corn, soybean meal, soybean grain, and soybean oil represent critical commodities for our operations, significantly impacting production costs in various segments. The prices of these inputs are subject to market dynamics, including fluctuations in global supply and demand, adverse weather conditions, and geopolitical factors. To mitigate the risks associated with price volatility for these commodities, we maintain physical inventories, secure fixed-price purchase agreements, and enter into financial derivatives transactions, among others.

Interest Rate Risk

Interest rate risk refers to our risk of incurring economic losses due to negative changes in interest rates. This exposure relates to changes in market interest rates which affect our assets and liabilities indexed to the Brazilian TJLP (long-term interest rate), SOFR (Secured Overnight Financing Rate) or CDI (Brazilian interbank deposit rate). Our financial instruments related to derivatives bear interest at fixed rates, therefore, fluctuations in the interest rates do not significantly affect our results. In order to reduce debt service costs, we monitor market interest rates to assess the need to enter into new derivative contracts to hedge our operations against the risk of fluctuations of these rates.

Derivatives

We are exposed to market risks related to exchange rate gains (losses), interest rate and commodities price fluctuations of a nature considered normal to our business. In order to minimize these risks, we have policies and procedures to minimize such exposures and may use hedging instruments, as long as previously approved by the board of directors.

Among our policies we highlight the following: (i) monitoring levels of exposure to each market risk; (ii) measuring these risks; (iii) setting limits for making decisions and using hedging mechanisms; and (iv) always aiming at minimizing the foreign exchange exposure of our debts, cash flows and interest rates. In North America in particular, we enter into derivative instruments pursuant to our established policies, including forward purchase contracts for cattle for use in our beef plants and exchange traded futures contracts for cattle and agricultural products.

Our management is authorized to perform any and all acts listed below up to the amount equivalent to 10 per cent of our equity based on the last quarterly financial information disclosed in the market, except that for amounts greater than five per cent of shareholder’s equity, additional authorization from our finance committee is necessary.

Our actions mentioned in the previous paragraph are as follows: (i) offer guarantee for the obligations of our subsidiaries and/or wholly-owned subsidiaries; (ii) approve the acquisition and/or sale of fixed assets; (iii) approve financial transactions, including leases; and (iv) approve single or group of transactions involving us and related parties, directly or indirectly.

We believe that we also have a sound financial policy, maintaining a high level of cash balance and short-term marketable securities. At the same time, the maturity of our long-term debt is such that it does not impact a single year.

For more information, see note 31 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

Discontinued Operations

Minerva Transaction

On August 28, 2023, following our strategic shift to focus on the production of branded meat and products with higher value added, we decided to sell to Minerva S.A. certain cattle and sheep slaughter units in Argentina, Brazil, Chile and Uruguay, which are part of the South America segment.

On May 21, 2024, we received from the Comisión de Promoción y Defensa de la Competencia, or “CPDC” of Uruguay a resolution denying authorization for the sale of the assets located in Uruguay, comprising the cattle slaughter units in Colônia, Salto and San José.

On September 25, 2024, we received from the Administrative Council for Economic Defense (CADE), the approval for the transfer of the assets located in Brazil.

On October 28, 2024, we closed this transaction to sell the cattle and sheep slaughter units in Argentina, Brazil and Chile. As of that date, we received R$5.6 billion, in addition to R$1.5 billion that was paid at signing. The closing of the sale of our units in Uruguay remains subject to ongoing antitrust review subject to the approval by the CPDC. On October 30, 2024, the CPDC reaffirmed its prior decision. On February 11, 2025, we filed an appeal against CPDC’s ruling.

Results of Discontinued Operations

The financial results for the year ended December 31, 2024 include the results and cash flows of the Discontinued Operations. By contrast, the financial results for the year ended December 31, 2023 reflect the results and cash flows of all assets involved in the Minerva transaction, which were classified as non-current assets held for sale in accordance with IFRS 5. As a result, the financial results for these periods are not directly comparable.

The tables below set forth certain selected income statement line items relating to our Discontinued Operations for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2024(1)	2023(2)
	(in millions of R$)
Net sales	2,320.8	4,266.9
Cost of products and goods sold	(1,627.7)	(3,109.3)
Gross profit	693.1	1,157.6
Operating expenses	2,183.4	(756.6)
Net financial result	(1,109.7)	(519.1)
Net operating income (loss)	1,766.8	(118.1)
Income and social contribution taxes	(682.4)	(51.5

Loss from discontinued operations	1,084.4	(169.6)
Controlling interest discontinued operation	1,084.8	(169.4)
Non-controlling interest discontinued operation	(0.3)	(0.2)
Loss from discontinued operations	1,084.4	(169.6)

____________

Note:-

(1)      Comprise the Discontinued Operations.

(2)      Comprise all assets subject to the Minerva Transaction.

The tables below set forth certain selected cash flow statement line items relating to our Discontinued Operations for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024(1)	2023(2)
	(in millions of R$)
Parent’s profit (loss) for the period	1,084.8	(169.4)
Non-cash items	(1,436.3)	772.2
Equity changes	(211.1)	(515.4)
Cash flow provided by (used) in operating activities	(562.7)	87.5
Cash flow used in investing activities	5,621.3	(204.9)
Cash flow provided by (used) in investing activities	(160.1)	(612.1)
Exchange variation on cash and equivalents	15.3	4.4

Cash flow for the year	4,913.8	(725.1)
Cash and cash equivalents	27.5	93.6
Discontinued operations, net of cash	4,886.3	(818.7)

For additional information, see note 12 to our audited individual and consolidated financial statements as of and for the year ended December 31, 2024.

Business

You should also consider the other information in this information statement and the other documents incorporated by reference into this information statement. See “Incorporation by Reference.”

Introduction

We are a multinational corporation and one of the world’s largest beef companies in terms of production capacity. As of December 31, 2024, we operated 7 slaughter plants and several processed food plants in our North America and South America businesses. Our activities include the production, processing, sale and distribution of foods made from animal protein, primarily beef, as well as a variety of other food products, such as frozen vegetables, lamb, pork, fish, sauces and desserts. As of December 31, 2024, we are the controlling shareholder of BRF, holding 50.1% of its outstanding shares, equivalent to 849,526,130 shares.

For the year ended December 31, 2024, approximately 45% of our revenue came from our North America business, 14% came from our South America business and 41% came from BRF.

With approximately 126,832 employees, of which 100,747 are employees of BRF, we operate in the food service, retail and wholesale channels, offering innovative, safe and healthy choices. We have a diversified and comprehensive portfolio of products that can be found in major restaurant and supermarket chains and that reach millions of individual customers in approximately 100 countries.

This production platform gives us important geographic diversity which mitigates fluctuations in the cattle cycle given the spread of our production over many countries in the Americas as well as the ability to hedge against certain industry risks.

On April 1, 2022, the slate of board of directors nominated by us took office at BRF. Accordingly, from April 1, 2022, we consolidated the results of BRF in our financial statements. See note 14.2.1 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

During the year ended December 31, 2023, we entered into a share purchase agreement committing to sell certain assets in Brazil, Argentina, Uruguay and Chile, for a total consideration of R$7.5 billion. On October 28, 2024, we closed the Minerva Transaction, however, the closing of the sale of our units in Uruguay remains subject to ongoing antitrust review. See “Risk Factors — Risks Relating to Our Business and Industry — The corporate transactions we engage in may adversely affect us.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations — Minerva Transaction.”

The strategy behind the consolidation of BRF was to diversify and combine our businesses, allowing for a geographically diversified production platform, and expanding our footprint in the Americas, which is the world’s largest consumer beef market. The strategy behind the Minerva Transaction was to allow us to focus on the production of branded beef and higher value-added products.

Our business structure comprises three main divisions: North America, South America and BRF. See “Business — Description of Our Business Units.”

History of Organic Growth, Acquisitions and Disposals

The following summarizes our organic growth as well as key acquisitions and disposals.

•        In 1986, at the age of 16, Mr. Marcos Antonio Molina dos Santos opened his first protein distribution business.

•        In 1998 Mr. Molina opened his first distribution center in the city of Santo André, state of São Paulo.

•        In 2000, our founding shareholders established Marfrig Frigoríficos e Comércio de Alimentos Ltda., which would later be transformed into Marfrig Global Foods S.A., and we leased our first slaughterhouse and processing plant (which we later acquired) in the city of Bataguassu, state of Mato Grosso do Sul.

•        From 2001 to 2007, we focused on increasing our capacity and regional diversification throughout Brazil, Argentina and Uruguay through the acquisition of many plants and over 22 companies.

•        On June 29, 2007, we completed our initial public offering, listing on the São Paulo Stock Exchange.

•        From 2008 to 2011, we acquired an additional 21 companies. We made various investments and acquisitions during this time.

•        On April 30, 2012, we sold our specialized fast-food distribution, logistics and global freight management businesses in the United States, Europe, Asia and Oceania to The Martin-Brower Company, LLC for a total amount of U.S.$400.4 million.

•        On June 11, 2012, along with BRF, we closed an asset swap transaction pursuant to which the Company received Athena Alimentos S.A. and BRF received Quickfood and certain other assets.

•        On September 30, 2013, we sold the Seara business and the Zenda business to JBS for aggregate consideration of R$5.85 billion. The sale of the Zenda Business closed on June 30, 2013 and the sale of the Seara Business closed on September 30, 2013.

•        On September 28, 2015, we sold to JBS, for consideration of U.S.$1.21 billion, our entire ownership interest in our subsidiaries that own and operate the Moy Park business unit.

•        In the first quarter of 2016, we sold certain Beef operations consisting of: (i) four operational units of our Marfrig Argentina S.A. subsidiary for consideration of U.S.$75.0 million; (ii) the beef jerky business of our Marfood subsidiary for consideration of U.S.$3.1 million; and (iii) our ownership interest in MFG Agropecuária Ltda. for consideration of R$95.0 million.

•        On June 5, 2018, we purchased a 51% controlling interest in National Beef from Jefferies and other shareholders for U.S.$969 million.

•        On November 30, 2018, we sold the Keystone business to Tyson for U.S.$2.4 billion, and the amount received by Marfrig after contractual adjustments, such as the exclusion of Keystone’s net debt, was U.S.$1.4 billion, which remains subject to purchase price adjustments.

•        On January 3, 2019, we acquired 91.89% of Quickfood for U.S.$54.9 million.

•        On January 24, 2019, we concluded the takeover of the Várzea Grande operation in the State of Mato Grosso and entered into a supply partnership with BRF S.A. for R$100 million.

•        On February 28, 2019, NBM US Holdings, Inc. sold all of the membership interests of Ohio Beef USA LLC to National Beef for U.S.$60 million. Ohio Beef USA LLC changed its name to National Beef Ohio, LLC.

•        On March 11, 2019, NBM US Holdings, Inc., together with the other members of National Beef, entered into a Membership Interest Purchase Agreement with Sysco Holdings, LLC for the acquisition of all of the membership interests of Iowa Premium, LLC for an aggregate purchase price of U.S.$150 million. The transaction closed on June 10, 2019. Immediately upon closing, the buyers contributed their interests in Iowa Premium, LLC to National Beef.

•        On November 17, 2019, NBM US Holdings, Inc. entered into a Membership Interest Purchase Agreement with Jefferies Financial Group Inc. for the purchase of 5,395.17 shares representing 31.1715% of the capital stock of National Beef Packing Company, LLC for an amount in cash equal to U.S.$860,000,000, plus all applicable accrued but unpaid distributions in the amount of U.S.$110,000,000, which amounted to an aggregate consideration of U.S.$970,000,000. With this purchase, our interest in National Beef increased from 51% to 81.73%. This transaction closed on November 29, 2019.

•        On October 5, 2020, we entered into an agreement with the shareholders of Campo del Tesoro in Argentina, for the acquisition of 100% of the shares of the Company.

•        On October 13, 2020, we purchased Las Ànimas, a company in Paraguay.

•        On October 26, 2020, we formally established and launched PlantPlus Foods LLC, a joint venture with ADM, which will offer a wide range of finished plant-based food products across North and South America. We own 70% of the venture and ADM owns the remaining 30%.

•        On November 12, 2021, PlantPlus Foods LLC entered into definitive agreements to acquire Sol Cuisine Ltd, a company listed on the Toronto Stock Exchange, and DEW, Drink Eat Well, LLC, a privately held company in the United States. The consolidated value of the acquisitions was about U.S.$140,000,000, of which we capitalized approximately U.S.$100,000,000.

•        In 2021, we invested approximately R$6,900,000,000 in shares of BRF, representing 33.20% of BRF’s share capital, which positioned us as the largest individual shareholder of BRF.

•        In January of 2022, we obtained approval from our board of directors to subscribe up to the limit of our shareholding in the share capital of BRF. BRF issued 270,000,000 new shares, making the total offer amount R$5,400,000, with the price of each share fixed at R$20.00. Our cash disbursement was R$1,800,000,000. After a new acquisition of shares and participation in the capitalization, the total held by us in BRF’s share capital became 33.27%. In February, after investments of approximately R$9,000,000 in the company, we nominated a slate to compose the new board of directors of BRF, which was elected in March by a majority to lead our administration.

•        Following the approval of our nominated new board of directors at BRF on April 1, 2022, we secured control over BRF.

•        In May 2023, we announced to the market that we received correspondence intended for BRF, sent by SALIC, through which SALIC presented a subscription commitment within the context of a potential and future primary public offering of BRF issued shares, of up to 250,000,000 new BRF-issued shares, or “Investment Commitment Value,” at a price of up to R$9.00 per share, provided that an aggregate number of shares equal to no less than two-thirds of the Investment Commitment Value is allocated to SALIC in the offering, or “SALIC Commitment.”

•        In the context of the Investment Commitments, (i) SALIC subscribed to 180,000,000 shares; and (ii) we subscribed to 200,323,582 shares corresponding. On July 18, 2023, BRF informed the market of the closing of the follow-on share offering where our 600,000,000 new ordinary shares were subscribed and paid up, all nominative, book-entry, without par value, free and clear of any liens or encumbrances, at the price of R$9.00 per share, totaling R$5.4 billion. Within the scope of this offering, we invested approximately R$1.8 billion to maintain our participation.

•        During the process of capital increase and revision of the bylaws, the majority of shareholders voted and approved the removal of the “poison pill” clause that limited our ability to increase its participation in our share capital.

•        Subsequently, we invested approximately R$3,000,000,000 in BRF, allocating R$1,400,000,000 in the third quarter of 2023, which increased our ownership from 33% to above 40%. We made an additional investment in the fourth quarter of 2023, increasing our ownership to 50.1%, as announced to the market on December 28, 2023.

•        These strategic moves consolidated our positioning in the Americas axis, with a diversified production platform in North and South America, capable of serving the main and most profitable consumer markets in the world. As of December 31, 2023, we had more than 129,000 thousand employees in our consolidated workforce, including BRF’s employees.

•        On August 28, 2023, we entered the Minerva Share Purchase Agreement. See “Business — Material Contracts.”

•        As we became the controlling shareholder of BRF in the year ended December 31, 2023, holding 50.1% of its outstanding shares, we reached a significant milestone in our strategy to increase our ownership in BRF. In addition, this milestone reflects our goal of realization of value enhancement after implementation, over the last two years of an internal process of improvement in our operational and financial efficiency.

Ratings Changes

On February 28, 2024, the credit rating agency Standard & Poor’s Global Ratings, or “S&P” reaffirmed our global scale corporate credit rating from “BB-” to “BB+,” with a stable outlook, in light of the adequate liquidity for the next 12 to 18 months, as well as the maintenance of its financial discipline in capital allocation. Our national scale corporate credit rating was also upgraded by S&P to “brAAA.”

On April 11, 2024, the credit rating agency Fitch Ratings, Inc., or “Fitch” confirmed our global scale corporate credit of “BB+” with a stable outlook.

As of March 18, 2024, the credit rating agency Moody’s Investors Service upgrade our outlook as stable with a long-term debt rating of “Ba2.”

Geographic Presence

As of December 31, 2024, we believe that we were one of the world’s largest beef producers with 7 slaughter plants in operation, and the largest beef patty producer worldwide with several processed food plants in operation. Our primary plants are located in the following regions:

•        three beef slaughter plants in North America with an aggregate processing capacity of approximately 13,100 head per day.

•        four beef slaughter plants in South America, considering our continuing operations.

Our processed food plants are located in the following regions:

•        The processed food plants in North America with an aggregate processing capacity of 100,000 tons of beef patties per year, in addition to producing 104,000 tons of other processed products including case-ready beef and pork, cut steaks and wet blue leather.

•        The processed food plants in South America with an aggregate processing capacity of 244,000 tons per year (160,000 tons per year in Brazil, 12,000 tons per year in Uruguay and 72,000 tons per year in Argentina)

In addition, we have others distribution centers and sales offices in South America, Europe and Asia. In Chile, we believe we are the country’s leading beef importer.

Description of Our Business Units

Since the consummation of the sale of Keystone, the National Beef acquisition, the BRF acquisition and the Minerva Transaction, our organizational structure has been organized along three major business units: North America, South America and BRF.

Additionally, for better evaluation and analysis of the operational development of our three main segments (North America, South America and BRF), we present a new structure, comprised of the corporate headquarters and non-operational entities, which we refer to as Corporate.

Below we provide relevant information about North America and South America.

North America

In June 2018, we completed the National Beef acquisition. As a result of this acquisition, we believe now the world’s second largest beef producer in terms of production capacity. Our North America business consists mainly of National Beef, which is the fourth largest beef processor in the United States. Based in Kansas City, Missouri, our operations in North America generated total revenues of R$66,921.5 million in 2024 and R$59,551.8 million in 2023.

As the fourth largest beef processor in the United States, National Beef has three beef slaughter plants with a capacity of approximately 13,100 head/day. National Beef represents approximately 14% of the federally inspected fed steer and heifer slaughter capacity of the United States’ USDA. The North America business’s products are sold domestically in the retail, wholesale, foodservice and processed foods channels, and exported to more than 36 countries.

It is the United States’ leading exporter of chilled beef, with a focus on the Japanese and Korean markets. This business also operates a wet blue tannery, a refrigerated and livestock transportation business and an online direct-to-consumer business offering high-quality beef and other gourmet food items for home delivery.

North America Highlights

We own two beef processing facilities located in Liberal and Dodge City, Kansas, which can each process approximately 6,000 cattle per day, and a third beef processing facility in Tama, Iowa which can process approximately 1,200 head per day. NBP’s three consumer-ready facilities are in Hummels Wharf, Pennsylvania, Moultrie, Georgia and Kansas City, Kansas. Its ground beef patty facility is in North Baltimore, Ohio, and its tannery is in St. Joseph, Missouri.

South America

Our South America business is one of the region’s leading beef producers. Our operation it is recognized for its quality products. In Brazil, our business has capacity to produce more than 100,000 tons of beef patties per year, with a focus on the retail and foodservice channels. We are the largest producer and exporter of organic beef in the Uruguayan industry, with the capacity to produce 6,000 tons of beef patties per year. In Argentina, we own one slaughter plant and are the leading producer and seller of beef patties, with the capacity to produce 39,000 tons of beef patties per year, and own two of the region’s most valuable and most recognized brands. In Chile, we continue with our storage complex, distribution and trading business.

Brazil

We have two operating cattle slaughterhouses in Brazil as of the date of this information statement, distributed throughout two states (São Paulo and Mato Grosso do Sul). We also have a production capacity of 160,000 metric tons of industrialized and processed products a year in four different plants. Our plants are capable of producing frozen cooked beef, meat in portions, canned meats, ready-made meals, beef jerky and animal pet food.

Our plants are strategically located close to cattle suppliers and near the largest consumer markets and export channels. This geographic diversity is important in mitigating the risks related to restrictions and trade barriers imposed by importing countries.

We believe that we are recognized for our high quality and recognizable brands, which include Bassi and Montana.

We believe that we are one of the leaders in the food service segment, with a diverse portfolio of products. We believe we are one of the leaders in importing and distributing premium beef cuts and other food products (lamb cuts, premium beef cuts (such as rump cover steak, ancho steak, chorizo steak), salmon and fish, etc.) to retailers, as well as being one of the largest distributors of pre-cooked, frozen potatoes. We supply a variety of products, with a strong presence in the states of São Paulo and Rio de Janeiro and in the South and Northeast of Brazil. Our customer base in this business unit includes restaurants and fast-food chains.

Uruguay

We began diversifying geographically in 2006 in Uruguay, when we acquired Tacuarembó, which produces frozen cooked beef, beef jerky, bresaola (a product made for the Italian community in the United States and also in Italy) and organic meat (a certified product produced to meet demand mainly from the United States). Also, in 2006, we strengthened this business unit with the acquisition of Inaler to begin our Uruguayan lamb operations.

Our expansion continued in 2007 with the acquisition of the La Caballada, a refrigerated warehouse, for the slaughter of cattle and lamb, and Colonia, with the Paty brand. In 2008, we began producing canned industrialized products and beef jerky in a new unit leased from Fray Bentos in Uruguay.

The Uruguayan operation has two facilities in Uruguay. The industrialization capacity is 12,000 metric tons a year.

The excellent sanitary conditions in Uruguay give the country, and consequently us, the status of a producer that is able to export fresh meat from South America to practically every location around the world.

Our main brands in Uruguay are Tacuarembó, Viva and Bernina.

In addition, it is worth highlighting that we are leaders in the exportation of meat with USDA organic certification in Uruguay.

Argentina

With a focus on higher value-added products, in December 2018 we announced our decision to acquire a controlling interest in Quickfood, a leading producer of beef-based foods in Argentina and owner of Vieníssima! and Paty, a leading brand in the local beef patty market and with 100% of its products sold in the domestic market.

The Argentine operation has three processing facilities, and the industrialization capacity is 72,000 metric tons a year across three processing facilities.

Chile

In Chile, we continue with our storage complex, distribution and trading business. The Chilean operation has four distribution centers, among them Santiago, Punta Arenas, Concepción and Puerto Montt.

Raw Materials

North America

Cattle

The primary raw material for the beef slaughter plants is live fed cattle. Live cattle prices change daily based on supply and demand for beef and other proteins, cattle inventory levels, weather and other factors. Our three beef slaughter plants in North America are located in Dodge City and Liberal, Kansas and Tama, Iowa and are nearby to a significant portion of the U.S. supply of fed cattle. The proximity of our operation to large cattle suppliers allows us to visit feedlots regularly and develop strong relationships with our cattle suppliers.

We are party to a long-term cattle supply agreement with U.S. Premium Beef, LLC (“USPB”), a producers’ association that owns a minority interest in National Beef. Under this supply agreement we have agreed to purchase from the members of USPB, and USPB has agreed to cause its members to deliver 735,385 head of cattle each year (subject to adjustment) at prices based on those published by the U.S. Department of Agriculture, subject to adjustments for cattle performance.

The supply agreement is in effect through June 10, 2024, and is automatically renewable for successive five-year periods unless otherwise terminated. In the year ended December 31, 2024, and the year ended December 31, 2023, we purchased approximately 23% of the total cattle we processed from USPB members pursuant to the cattle supply agreement.

South America

Cattle

We only purchase cattle for slaughter in South America. Except for our activities in our termination feedlots (a feedlot is used for fattening cattle in the last three or four months before slaughter), we do not raise cattle. We purchase cattle from cattle ranchers in Brazil, Argentina and Uruguay. Cattle is then transported in a combination of proprietary and third-party trucks to our plants, where they are slaughtered, deboned, processed and industrialized. We purchase cattle from ranchers located within a radius of up to 300 km of our slaughtering facilities to minimize transportation costs and to improve meat quality by reducing stress on cattle.

Our cattle purchasers are located throughout the principal cattle producing areas in South America. These purchasers visit ranches and buy cattle on the open spot market. They are trained to select high-quality, disease-free animals, and their performance is regularly monitored by us. We purchase cattle only from select, registered producers based on a rigorous animal selection process. Our cattle suppliers are required to document the quality of their operations and verify that their use of antibiotics and agricultural chemicals follows the respective manufacturer’s standards.

Cattle purchases are paid within a 30-day period from delivery, or with cash upon delivery with a discount on the price, depending on market conditions at the time of purchase. Our strategy is to lower our purchase costs by favoring purchases made with cash as long as the discount is financially attractive to us. In line with industry practice, we do not enter into long-term arrangements for the purchase of cattle. Historically, cattle prices have been subject to substantial fluctuations. Cattle supplies and prices are affected by factors such as land prices, weather and farmers’ access to capital. Supply is also affected by cycles, when there is a high rate of the slaughtering of cows causing a fall in the supply of calves in the next period. During these periods there is a tendency for cattle prices to increase, and when the cattle restocking process begins until the equilibrium returns to normal.

We also carry out feedlot of termination activities in South America. During this operation, the cattle is bought thin, approximately three months before it is slaughtered. The animal is kept confined for approximately three months and fed to reach its fit-for-slaughter weight. The feedlots provide a greater supply of cattle and improved price control during drought periods when pasture lands dry up, which reduces the supply of cattle of a weight fit for slaughter.

Moreover, we acquire cattle carcasses from third parties. In this operation, cattle are slaughtered by a third party and we acquire only the animal carcass. The decision to acquire carcasses from third parties is essentially a financial-economic decision that we make when it is the most profitable option.

We believe we are able to pass on increased cattle prices to the end consumer in each of our markets because our beef product prices tend to mirror cattle prices.

Production Facilities

As of December 31, 2024, we have 7 slaughter plants in operation and the largest beef patty producer worldwide with several processed food plants in operation. Our primary plants are located in the following regions:

•        three beef slaughter plants in North America and four beef slaughter plants in South America.

Our processed food plants are located in the following regions:

•        five processed food plants in North America with an aggregate processing capacity of 100,000 tons of beef patties per year, in addition to producing 104,000 tons of case-ready beef and pork, cut steaks and wet blue leather.

•        The processed food plants in South America with an aggregate processing capacity of 244,000 tons per year (160,000 tons per year in Brazil, 12,000 tons per year in Uruguay and 72,000 tons per year in Argentina).

In addition, we have ten distribution centers and sales offices in South America, Europe and Asia. In Chile, we believe we are the country’s leading beef importer.

Our processing plants use modern equipment and can customize the processing and packaging of our products. We also customize the production and packaging of products for several large domestic and international customers. The design of our facilities emphasizes work safety to ensure compliance with all regulations and to reduce work-related injuries. Our processing plants are also designed to reduce waste and dispose of waste materials in accordance with applicable environmental standards.

Our entire animal protein production is subject to controls on animal husbandry and food safety procedures. Our processing plants operate under strict food safety rules and quality assurance requirements to comply with domestic and international customer requirements and U.S., Brazilian and foreign governmental safety standards. We maintain rigorous quality control measures at each stage of our production process and are committed to the humane treatment and slaughter of animals.

North America

We own three beef slaughter facilities located in Liberal and Dodge City, Kansas and Tama, Iowa, which can process an aggregate of approximately 13,100 cattle per day. We have five consumer-ready processing facilities in Hummels Wharf, Pennsylvania, Moultrie, Georgia and Kansas City, Kansas, a direct-to-consumer warehouse and fulfillment facility in Kansas City, Kansas and a beef patty manufacturing facility in North Baltimore, Ohio. Our wet blue tanning facility is in St. Joseph, Missouri.

South America

Cattle

We are one of the region’s leading beef producers in South America. We are recognized for the quality of our products in both local and international markets, and we are one of the main exporters in the region. In Brazil we are focused on the retail and foodservice business in the local market, our clients include major restaurant and steakhouse chains. In Uruguay, we are the industry’s largest company and have distinguished ourselves by the production and commercialization of organic beef, particularly for export. In Argentina, in addition to having two slaughter plants, we are the leading producer and seller of beef patties. In Chile, we are the leading beef importer and continue with our storage complex, distribution and trading business.

We believe that this geographical diversity helps to limit the adverse impact on our revenue stream caused by import restrictions imposed by countries as a result of outbreaks of diseases or trade barriers.

The processing plants are designed to perform the full range of activities related to our fresh meat products: slaughtering, deboning, preparation of traditional, premium and exports cuts, packaging and shipping, either to our distribution centers or directly to customers. In addition, our processing plants are capable of producing frozen cooked beef, beef in portions, canned meats, ready-made meals and beef jerky.

The processing plants also permit the removal of cattle hides, which are then sold to local tanneries.

The production capacity of our plants results from slaughter capacity, deboning capacity, storage capacity and the availability of trained workers. Typically, a plant can have its output increased not only by having its deboning capacity increased but also by increasing slaughter capacity, buying carcasses from third parties and adding workforce.

Our beef production process follows the MAPA monitoring system requirements. This system allows for the tracking of cattle from their birth to their slaughter. In addition, MAPA has established regulations to closely monitor each step of the production process and to ensure that all cattle are vaccinated and inspected by a veterinarian prior to being shipped for slaughter. According to Brazilian law, we must have inspectors from MAPA on site in each of our plants on a permanent basis. These inspectors are responsible for determining the minimum required sanitary conditions, including those related to the traceability of the meat and the sealing of containers at the plant in order to expedite export procedures at the ports.

All plants have boilers to generate steam and supply the hot water that is required for our production. The boilers do not produce electricity, but they reduce our consumption. We intend to install electricity generators that consume gases from by-products of our production in all of our plants, which would reduce our dependence on local electricity distributors.

In addition to fresh and processed beef meat that we produce for sale to domestic and export markets, we use every other part of the animal. The products we sell include:

Product	Purpose
Tallow (fat)	Tanning; chemical, cosmetic and pharmaceutical industries; feed
Meal (meat or bone)	Mineral salt, feed
Offal	Cosmetics, footwear and food industries
Hide and horns	Grinding, chemical and artisanal industries
Tripe	Sausage, sporting and surgical product industries
Blood	Pharmaceutical industry, feed, bio digester

Customers

North America

As of December 31, 2024, we have approximately 1,010 customers (excluding the thousands of direct-to-consumer customers of our Kansas City Steak Business). This diversification enables us to reduce market risks by selling our products to different niches and by quickly shifting the allocation of our production in case of sanitary or economic restrictions in any particular market.

The North America Operation markets its products to national and regional retailers, including supermarket chains, independent grocers, club stores, wholesalers and distributors, foodservice providers and further processors. In addition, National Beef sells beef by-products to the medical, feed processing, and pet food industries. We exported products to 35 countries in 2024, and export sales represented approximately 10% of consolidated revenue.

We emphasize the sale of higher-margin, value-added products, which include branded boxed beef, consumer-ready beef and pork, portion-control beef and wet blue hides. NBP believes its value-added products can command higher prices than commodity products because of its ability to consistently meet product specifications, based on quality, trim, weight, size, breed or other factors, tailored to the needs of its customers. In addition to the value-added brands that NBP owns, it licenses the use of Certified Angus Beef®, a registered trademark of Certified Angus Beef LLC, and Certified Hereford Beef®, a registered trademark of Certified Hereford Beef LLC.

South America

In the year ended December 31, 2024, we had a diversified pool of customers which enables us to reduce market risks by selling our products to different niches and by quickly shifting the allocation of our production in case of sanitary or economic restrictions in any particular market.

In the year ended December 31, 2024, we sold our products to wholesale and food service customers in Brazil and exported to approximately 100 other countries. In the year ended December 31, 2024, and export sales represented approximately 60% of consolidated revenue.

We currently balance our domestic market sales with export sales for both our North and South America segments in order to maintain the flexibility that protects us against adverse external conditions, including sanitary restrictions and potential commercial barriers.

Seasonality

For North America, demand for beef is generally greatest in the spring and summer months due to ample cattle availability and generally decreases during the winter months. In South America, generally the first quarter is the weakest quarter, while the third and fourth quarters are the strongest quarters because of the relative demand in these quarters for our products.

Our export markets as a whole are not materially affected by seasonality, in part because seasonality varies over our export markets. However, net sales in specific export markets sometimes vary according to the season.

In general terms, we see the following seasonal variations:

Cattle

In countries where cattle are raised extensively, such as in Brazil, Argentina and Uruguay, the seasonal period is usually connected with climatic conditions. During the dry months, there is normally a decrease in the supply of cattle for slaughter because of the reduced pasture area. This decrease has been partially offset by using cattle fattened in feedlots of termination. Although there is seasonality in our purchase of raw material, this does not have a material effect on our sales.

In North America, the beef cattle production cycle is primarily driven by beef cowherds that are raised extensively on grass pastures. Calves are typically weaned at 6-8 months of age and are then backgrounded on forage-based diets for several months before being moved to feedyards where they are fed a grain-based diet for approximately 180 days prior to slaughter. The supply of slaughter-ready cattle typically peaks in the early summer in conjunction with peak domestic demand for beef.

Marketing

As one of the world’s largest food companies, our sales strategies are aimed at leveraging our leadership in the food service and small and medium retail segments through the offering of innovative, safe and healthy food products, high-quality service and the production of premium products.

Our North America and South America business divisions also develop customized strategies to meet the demands of their specific markets.

North America

In North America, we market our products to national and regional retailers, including supermarket chains, independent grocers, club stores, wholesalers and distributors, food service providers and further processors. In addition, we sell beef by-products to the medical, feed processing, fertilizer and pet food industries. We export products to more than 35 countries. In the years ended December 31, 2024, and 2023, export sales represented approximately 10% and 10% of revenues, respectively. The demand for beef is generally greatest in the spring and summer months and generally decreases during the winter months.

We emphasize the sale of higher-margin, value-added products, which include branded boxed beef, consumer-ready beef and pork, portion control beef and wet blue hides. We believe our value-added products can command higher prices than commodity products because of our ability to consistently meet product specifications, based on quality, trim, weight, size, breed or other factors, tailored to the needs of our customers. In addition to the value-added brands we own, we license the use of Certified Angus Beef®, a registered trademark of Certified Angus Beef LLC, and Certified Hereford Beef®, a registered trademark of Certified Hereford Beef LLC.

South America

In South America, our products are sold in Brazil through retail, including supermarket chains, wholesale and food service channels, and are also exported to various markets. Additionally, in Brazil we pioneered a web platform where customers can purchase our entire product line at any time. Customers of our food service segment and small retail customers can purchase all of our products securely and can pay by credit card.

Brazil’s food service industry has been registering annual growth rates in the double digits. To meet this growth, the marketing strategy of our Beef business unit focuses on developing comprehensive solutions for corporate clients that involve offerings of special beef cuts from different breeds to the distribution of complementary products, such as frozen vegetables and fish, under a one-stop-shop sales model.

Recognized worldwide for the premium quality of our products and as a reference in sustainable development for our comprehensive and integrated production and livestock-sourcing management systems, our marketing strategy is also based on attributing greater value to our products by improving the sustainability of our operations, an aspect that we believe is becoming increasingly important to consumers worldwide.

This strategy has led our Beef business to become the world’s first beef and leather producer to have a production unit certified by Rainforest Alliance Certified for the production of food and products.

We also produce certified organic beef in Uruguay and work in partnership with producers of special beef cattle breeds, such as Angus and Hereford, to promote and disseminate the production and consumption of premium quality beef.

With strategies that also target growth through the retail channel and private label brands, Beef develops special product lines under the brands Bassi, which targets the gourmet segment, and Montana, which specializes in meat for grilling.

Information Technology

North America

The Information Technology procedures implemented in North America are consistent with our company-wide strategy for innovating value-added technologies, maintaining competitive cost structures and taking care of our customers. We deliver value through integrating commercially based software with internally developed systems to measure and manage critical areas. These solutions are balanced though a layered information security approach that utilizes automated systems, distributed policies and oversight throughout the organization.

South America

In 2007, we implemented an Enterprise Resource Planning software system that gives us better internal controls and improves our decision-making capacity. We have also implemented distribution planning software that optimizes deliveries for our retail customers by efficiently organizing cargo in delivery trucks and managing our fleet using GPS monitoring.

We use highly developed software to control all our administrative, financial, accounting and tax operations. On the industrial side, we use software to automate and manage our processes.

Our information security policy is part of our code of ethics and is known and practiced by all users. Additionally, we have made constant investments to develop a cost system that complies with corporate and tax law and allows us to track the cost of our products from slaughter. The system monitors the receipt and shipping of merchandise and the average cost of purchases or production.

Corporate Responsibility

We develop and implement innovative actions and wide-ranging policies to foster corporate social and environmental responsibility in our commodity supply chain, aiming to ensure the long-term sustainability of our business. To this end, each business division in our group develops actions in accordance with its local operational specificities, which, together, ensure and promote the sustainability of our entire productive system. We abide by a single code of ethics, which permeates all our industrial, commercial and administrative units, in every country in which we operate. This helps us to develop a single global culture, governed by the same set of social and environmental values.

Sustainability and Socioenvironmental Efforts

Sustainability is one of our strategic pillars. In this sense, we have been working continuously to implement the best practices of Environmental, Social, and Governance, or ESG, aligned with the principles for responsible investments. Regarding corporate governance, we have created a Sustainability Committee to discuss, evaluate, and define sustainability priorities.

Our commitment to sustainability is expressed in our business strategy, in partnerships and commitments undertaken with renowned and recognized organizations in the social and environmental areas, and in actions aimed at animal welfare.

We have a leading position in sustainable production and biodiversity preservation and have undertaken and are maintaining and strengthening several public commitments in partnerships with major organizations.

We developed and implemented a sustainability platform based on six pillars:

(1)    Origin control: management of raw material provenance and engagement of suppliers to the best sustainability practices. We are responsible for executing the Marfrig Verde+ Program, aimed at disseminating sustainable and low-emission livestock farming along the value chain. Within industrial operations, we apply strict quality control and food safety through processes and procedures that observe the use of antibiotics, hormones, and controversial substances, should they be used in cattle breeding.

(2)    Climate change: seek continuous efficiency gains in processes, in order to minimize the impact of operations on climate change and to adapt to this new context.

(3)    Animal welfare: manage animal handling practices, from the farm to slaughter, which should be done in line with the recommendations of World Animal Protection and the most stringent international standards for humane slaughter.

(4)    Use of natural resources: promote the management of water and energy consumption in production processes. Seek alternatives for energy generation from clean and renewable sources.

(5)    Effluents and Waste: disseminate environmentally responsible behaviors for the treatment and disposal of effluents and solid waste generated in operations.

(6)    Social responsibility: To contribute effectively to the social growth and well-being of communities near its operations, we develop campaigns, promote donations, and implement social responsibility programs in the different countries where we operate. Among the highlights are the Marfrig Institute and the partnership with the Hospital de Amor, in Brazil.

Achievements and Highlights in 2024 and 2023

Green+ Program: pioneer in the sector, it aims to combat deforestation of the biomes where the Company operates. With it, Marfrig seeks to guarantee that 100% of our production chain is sustainable and free of deforestation by 2025, a target that was initially established for 2030, but was brought forward and publicly announced at the end of 2023. In 2024, we ensured that 100% of our direct supplying properties were monitored via satellite. Additionally, within the scope of indirect suppliers, we achieved 88.8% traceability in the Amazon biome and managed to oversee 79.6% of indirect suppliers in the Cerrado biome.

Reinstatement of cattle suppliers: By the end of 2024, we had 4,194 farms reinstated — suppliers that resumed their operations in compliance with our commitments — demonstrating the strong commitment to the principle of inclusion as part of the Green+ Program.

Mitigation of Social and Environmental Risks: Marfrig, in partnership with Agroicone, concluded the Social and Environmental Risk Mitigation Map for the biomes where it operates, enabling the expansion of its social and environmental practices throughout Brazil, in line with the objectives of the Green+ Program. Therefore, we defined a structure and an order of priority, from the social and environmental risk perspective, of the areas that supply the company, in all biomes where the company operates in Brazil.

Support to small livestock producers: Investment in the Sustainable Calf Production Program in the state of Mato Grosso, together with the Sustainable Trade Initiative (IDH). The purpose is to support small producers in the Vale do Rio Juruena region of Mato Grosso through technical training and land and environmental regularization, while also offering a model for individual animal traceability within the Program. In 2024, 151 new producers were registered in the program.

Triple A in CDP: Marfrig achieved the maximum score (A) in the three categories of CDP’s global environmental transparency list: Climate Change, Water Security, and Forests. In addition to being included in the ‘A-List’, the Corporation is part of a select group of companies worldwide that have achieved the Triple A rating, an exclusive designation for companies that demonstrate global leadership in sustainability and a commitment to reducing environmental impacts. CDP is a global non-profit organization that manages the world’s largest environmental disclosure system for companies, cities, states and regions. Regarded as the “Oscar” of sustainability, the CDP list compiles companies that fulfill the organization’s rigorous criteria, which encompass governance, environmental strategies, risk management, and the establishment of goals and metrics in the areas of climate change, water security, and forests.

Best beef protein company at FAIRR: Marfrig was the highest ranked beef protein company in the 2024/25 Coller FAIRR Protein Producer Index. Marfrig remained in the 4th place among 60 companies, with the first three positions held by Norwegian seafood companies. Marfrig is also the only company classified as low risk among the beef producers evaluated in the ranking. FAIRR Initiative is a London-based collaborative network of over 400 international investors and approximately US$75 trillion in assets under management, whose mission is to raise awareness on ESG risks and opportunities in the animal protein and dairy product sector.

Gold seal of the Brazil GHG Protocol Program: We have received the gold seal of the Brazil GHG Protocol Program, the highest level of certification awarded to companies that fulfill all transparency criteria in disclosing their greenhouse gas emissions inventory. The Brazilian GHG Protocol Program is an initiative that guides companies and organizations in Brazil to measure, manage and disclose their greenhouse gas emissions (GEE), aligning with a global standard for reducing environmental impacts.

Carbon Efficient Index (ICO2): The Corporation is also a component of the B3 Carbon Efficient Index (ICO2), whose portfolio includes the stocks of companies that adopt efficient measures to minimize the greenhouse gas emissions of their operations.

Science Based Targets: Marfrig was the first animal protein company to have its greenhouse gas emissions reduction targets approved by the Science Based Targets initiative (SBTi). The commitments include the 68% reduction in direct emissions (Scopes 1 and 2) and the 33% reduction in the intensity of indirect emissions (Scope 3) by 2035.

In 2024, Marfrig expanded the scope of its GHG Inventory mapping by incorporating more comprehensive data on its value chain. In addition, it began the review of its climate goals by adopting the SBTi’s FLAG (Forestry, Agriculture, and Land Use) methodology, which is designed for sectors with significant impacts on land use.

Carbon Neutral Beef/Low Carbon Beef: In partnership with Embrapa, Marfrig maintains the Carbon Neutral Beef (CCN) protocols, which ensure that the products come from animals raised in a livestock-forest production system that neutralizes methane emissions and which have scheduled for 2025 the launch of Low Carbon Beef (CBC) protocol, which ensures that the production reduces the balance of greenhouse gas emissions through the proper management of pastures compared to conventional production.

Technologies to measure carbon in the soil: Partnership with Agrorobótica, a green fintech that uses artificial intelligence to explore the soil, to conduct photonic soil analysis to measure and determine the quantity of carbon stored, which enables the generation of certified carbon credits and earn income from the entire production chain.

Biomas (company): Marfrig is a co-founder of BIOMAS, a company fully dedicated to restoration, conservation and preservation of forests in Brazil. The goal of the initiative is to achieve, over a period of 20 years, a fully restored and protected area of 4 million hectares of native forests in different Brazilian biomes, such as the Amazon, the Atlantic Forest and the Cerrado. The area is equivalent in size to Switzerland or the state of Rio de Janeiro. The company was born with plans to restore 2 million hectares of degraded areas by planting approximately 2 billion native trees on a large-scale business model. The company will also conserve and preserve 2 million hectares. The group, formed by large companies with global presence, hopes to stimulate regional development and strengthen local communities by involving them in the value chain, in addition to the environmental benefits brought by the initiative.

Management Committee of the Protocol for Voluntary Monitoring of Cerrado Cattle Suppliers: Marfrig remains a member of the Management Committee of the Cerrado Voluntary Monitoring Protocol. The Cerrado Protocol aims to align the best social and environmental monitoring practices for sourcing beef products in the Cerrado biome. A series of criteria and parameters were defined to align the good practices on responsible sourcing that the companies can follow to ensure that their supply chains are not linked to social and environmental problems.

Global Compact: Marfrig remains a signatory to the United Nations (UN) Global Compact, an initiative to encourage companies to adopt corporate and social responsibility and sustainability policies.

Social Responsibility

To contribute to the development and social welfare of local communities, Marfrig carries out important programs to support communities in the various countries where it operates. Contributions range from partnerships with health institutions to financial support for social causes, as well as awareness campaigns for employees and donation drives at units.

Created in 2011, the Marfrig Fazer e Ser Feliz Institute is a non-profit organization that supports children (aged 6 to 16) in socially vulnerable situations by offering them a series of physical and intellectual development programs that include educational activities and fostering citizenship and respect for the environment. The Institute relies on the volunteer work of Marfrig’s employees for its activities.

Since 2017, Marfrig maintains a partnership with Hospital de Amor, an oncology center of excellence located in Barretos, São Paulo. The partnership includes the supply of all the beef needed to satisfy the daily consumption at the hospital, which serves around 20,000 people per month. Donations are used to maintain the cancer treatment, prevention and early diagnosis offered by the entity to the public for free through the Brazilian public healthcare service (SUS).

Competition

Competitive conditions exist both in the purchase of live cattle, as well as in the sale of beef and beef by-products. Beef products compete with other protein sources, including pork and poultry, but our principal competition comes from other beef processors. We believe the principal competitive factors in the beef processing industry are price, quality, food safety, customer service, product distribution, technological innovations (such as food safety interventions and packaging technologies) and brand loyalty. Some of our competitors have substantially larger beef operations, greater financial and other resources and wider brand recognition for their products.

Employees and Unions

Due to our growth in recent periods, our human resources activities have been focused on the integration of our new employees with the objective of seeking excellence in our workforce and promoting our values. Our investment in training and development and encouragement of participatory management encourage our employees to become leaders and add value to the personnel assets of the companies we acquire.

As of December 31, 2024, we had 126,832 employees worldwide, including BRF, which represents a 2% decrease from our worldwide employees as of December 31, 2023.

The following table shows the allocation of our employees for the periods indicated:

	As of December 31,
	2024	2023
North America (National Beef)	9,849	10,173
South America	16,236	22,738
BRF	100,747	96,668
Total	126,832	129,579

North America

We operate beef slaughter and fabrication facilities in Liberal and Dodge City, Kansas and Tama, Iowa, consumer-ready beef and pork processing facilities in Hummels Wharf, Pennsylvania, Moultrie, Georgia and Kansas City, Kansas and a beef patty manufacturing facility in North Baltimore, Ohio. National Carriers, Inc., or National Carriers, a wholly-owned subsidiary located in Dallas, Texas, provides trucking services to the Company and to third parties and National Elite Transportation, LLC, or National Elite, a wholly owned subsidiary located in Springdale, Arkansas, provides third-party logistics services to the transportation industry. National Beef Leathers, LLC, or NBL, a wholly-owned subsidiary located in St. Joseph, Missouri, provides hide tanning services for the Company. Kansas City Steak Company, LLC, or Kansas City Steak includes a direct-to-consumer business and operates a warehouse and fulfilment facility in Kansas City, Kansas. As of December 30, 2024, and December 31, 2023, approximately 57% of the Company’s employees were represented by collective bargaining agreements. We make certain contributions for the benefit of employees.

We maintain tax-qualified employee savings and retirement plans, or “401(k) Plans,” covering certain of our employees. Pursuant to the 401(k) Plans, eligible employees may elect to reduce their current compensation by up to the lesser of 75% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plans. The 401(k) Plans provides for additional matching contributions by us, based on specific terms contained in the 401(k) Plans. At the direction of each participant, the trustees of the 401(k) Plans invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plans are intended to qualify under Section 401 of the Internal Revenue Code. Expenses related to the 401(k) Plans totaled approximately U.S.$6.1 million and U.S.$5.0 million for the fiscal years 2024, 2023, respectively.

During 2017, we bargained with the United Food and Commercial Workers International Union (UFCW) Local 2 for a complete withdrawal from a UFCW sponsored retirement plan in which certain of our employees participate (the “UFCW Plan”). As a result, we are required to make withdrawal payments into the fund over a 20-year period. We recorded expenses related to the UFCW Plan withdrawal of approximately $18.6 million which was included in Cost of sales during 2017. Payments into the UFCW Plan began during 2018. The current portion of the withdrawal liability is approximately $0.8 million and is included in other accrued expenses and liabilities on the consolidated balance sheets. The long-term portion of the withdrawal liability is approximately U.S.$13.1 million and U.S.$14.0 million as of December 30, 2024, and December 31, 2023, and is included in other liabilities on the consolidated balance sheets.

South America

A negligible number of our employees in South America are represented by collective bargaining agreements.

In South America, we have a stock option plan directed at our management, employees and service providers. See “Management — Stock Option Plan.”

Human Resources

We continue to work on unifying our human resources practices and policies across all group companies. We strive to be known for our corporate social responsibility and management that is focused on employees and surrounding communities.

Our workplace health and safety guidelines were enhanced to diminish worker exposure to accidents and occupational illnesses. We have conducted various internal campaigns to combat certain viruses, provide driving education opportunities and collected donations for victims of natural disasters. We comply with all resolutions of the International Labor Organization, or “ILO,” as well as the laws of the countries where we operate, developing safety awareness campaigns, training on the adequate use of personal protection equipment and registering all workplace accidents and illnesses.

We have a Code of Ethics inspired by moral values that go beyond merely complying with the law and which solidifies our relationship with clients, consumers, employees, shareholders, suppliers, government authorities and society. Our Code of Ethics is implemented across all Marfrig companies and subsidiaries.

In 2020, we have reviewed our processes and readjusted company events and initiatives given the challenges presented by the COVID-19 pandemic. We have focused on the health of our employees and have implemented actions to mitigate the risk of contamination by COVID-19. In addition to strengthening prophylactic measures, we conducted COVID-19 tests in all of our facilities, including production units, distribution centers, and corporate offices as determined in our contingency plan. If an employee tests positive for COVID-19, we follow the recommendations of national and international health organizations for removal, treatment and return to activities. All health actions are supervised by the Board of Occupational Health and our corporate human resources manager. Additionally, to show our gratitude to our employees, we donated more than 660 tons of meat to our employees over a 16-week period.

North America

In our North America business, we promote individual growth and opportunities through on-the-job training programs (workplace safety, food safety, specific skills development, language improvement among others) and external training opportunities. We also offer management development and improvement training programs as well as opportunities for tuition reimbursement. We strive to ensure our employees feel as though they are part of the National Beef family by creating an environment that values their ideas and opinions and provides a place where they can do their best. We have a strong culture of internal promotion which offers growth and career advancement opportunities to all employees. This generates a greater sense of stability and improves retention among our employees.

The workforce in North America is diversified, with over 20 nationalities. We work to promote respect and accommodate the wide variety of cultures that work in our facilities daily. We have partnered with local educational institutions to offer our employees access to English as a Second Language (“ESL”) courses and to provide on-site Rosetta Stone training for employees who wish to learn new language skills.

South America

In the South America Operation, in 2024, we continued to focus on the health of our employees without abandoning our mission to feed the world.

The Occupational Health area has played a crucial role at Marfrig, promoting overall well-being and implementing initiatives that strengthen the company’s commitment to the health of our professionals. We reduced by 16% the frequency of leave due to occupational disease covered by the social security system in 2024, thanks to the implementation of occupational health measures.

Marfrig Global Foods has increasingly broadened its global view, intensifying the aspects related to human factors integrated to various concepts that can contribute to its compliance with the Sustainable Development Goals (SDG) number 3 (good health and well-being) and number 8 (decent work and economic growth) of the 2030 Agenda.

(1)    Use of artificial intelligence KINEBOT and TUMEKE to evaluate job positions and proposals for improvement in processes and securities.

(2)    589 ergonomic improvements made at the 12 industrial units. It is extremely important to study the body movements during the performance of activities to ensure the wellness of employees by reducing and/or eliminating ergonomic risks. Besides reducing fatigue, rework, consumption of natural resources and waste of materials, their performance improves, resulting in better planning of the business and sustainability strategies. However, ergonomic improvements can provide safer and healthier environments in the organization to optimize human comfort and overall well-being.

(3)    Application of the HSE Health and Safety Executive Indicator Tool questionnaire as a preliminary cognitive evaluation tool in ergonomics for organizational and psychosocial evaluation, thus contributing to the Mental Health Program.

(4)    Lumbar exoskeleton project for the bone-in meat cutting activity to reduce muscular activity and consequent fatigue during the manual handling of products.

The flu and H1N1 immunization program delivered remarkable results, covering 82% of the employees. Prevention through vaccination is a priority as it contributes to individual and collective health at the workplace. Accordingly, we reinforced the monitoring of vaccination against the COVID-19 virus, besides maintaining an efficient system to monitor cases of infection by the disease, once again underlining our commitment to the challenges imposed by the pandemic.

Recognizing the importance of mental health, our program aimed at the psychological care of employees continues to offer free teleconsultations with psychologists and psychiatrists for employees after an evaluation by the health team of the unit. This effort aims to create a healthier workplace, promoting emotional balance and contributing to productivity and satisfaction at work.

Educational and prophylactic health campaigns have been powerful tools to raise awareness about healthy practices. These campaigns address diverse topics and not only aim at prevention but also the promotion of health and quality of life at work.

The Occupational Health area has dedicated itself to mapping and monitoring employees with chronic diseases, offering customized support. This proactive approach ensures that those with specific health conditions receive the necessary assistance for a full and healthy professional life.

Our workplace safety guidelines were further reviewed to reduce the exposure of employees to the risk of workplace accidents. We follow all resolutions of the ILO, as well as the legislation of the countries where we operate. We also conduct campaigns to raise safety awareness and train employees in the workplace hazards and risks, improvement of the workplace to reduce employees’ exposure to risks, and the proper use of individual protective equipment.

We continued to hold Leadership Workshops on Safety and Risk Perception, to strengthen our senior management at the unit to increasingly work on the root causes of unsafe behaviors and conditions.

We have more digital tools and now deliver PPEs using biometrics. We started the system of labor security inspections by tablet, which drastically reduces paper consumption and increases speed in our actions.

We strengthened the Safety Program, called “A Regra é Clara”, which discloses the Golden Safety Rules across our units to make our employees increasingly more aligned with the concepts of our workplace security process. These also expand concepts promoting the value of human life and provide guidance on the attitudes and procedures to be adopted in daily work routines.

During 2024, the number of workplace accidents declined, and we also reduced the injury severity rate of these accidents.

With the aim of developing the skills and competencies of our employees at different hierarchical levels, in 2024, a total of 220,000 learning hours were completed through training and development programs, offered in both in-person and online formats, synchronously and asynchronously. These initiatives were essential for fostering engagement in response to professional opportunities and challenges and for encouraging creative and innovative solutions that contributed to the continuous performance review process, ensuring excellence and operational efficiency standards.

Specifically for leadership, the Leadership Journey Program addressed current topics designed to support Humanized Leadership, which balances people and business, creating environments of greater trust, improved team communication, and stronger interdepartmental connections, all aimed at achieving results and ensuring the company’s sustainable growth.

We created several internal opportunities across different areas and hierarchical levels, allowing employees to advance in their careers. In 2023, 54% of our job openings were filled through internal mobility, and for leadership positions, the internal hiring rate reached 71%, demonstrating Marfrig’s commitment to the internal development of employees.

Additionally, through the Professional Training Program, we trained more than 365 employees who, in 2024, assumed specialized positions on the production line, contributing to the development and enhancement of both technical and behavioral skills.

We must also highlight the strengthening of our partnership with IOM (International Organization for Migration), whose mission includes ensuring the safe and structured relocation of Venezuelan immigrants, providing them with professional opportunities in our production units. Through this initiative, we hired 1,271 Venezuelans, fostering cultural diversity within the company. Marfrig believes in the power of inclusion. Diversity makes our team even stronger!

We continuously work on strengthening our employer brand by generating job opportunities in the market. In 2024, we had around 320 job mentions in media articles and over 30 million views of our job opportunities. Likewise, we were invited to participate in major employability fairs at universities and with national partners.

In respect of the North America operation, we have created an environment where employees have the opportunity to deliver their best every day, where their ideas and opinions are appreciated and where they feel part of a family — the National Beef family.

We fostered individual growth and opportunities through on-the-job training (workplace safety, food safety, development of specific skills, improvement in language skills and more) and organized opportunities for external training and managerial development/improvement training, as well as opportunities for reimbursement of tuition. We have a strong culture of “in-house career advancement”, which provides career and advancement opportunities and development of skills.

This culture also creates a greater sense of stability, resulting in higher retention among our employees. In North America, where the workforce is formed by people of over 47 nationalities speaking more than 30 languages, the Company strives to promote respect and accommodate the wide variety of cultures that come together every day to work at our facilities. We have partnered with local educational institutions to offer opportunities for employees to access ESL classes and provide on-site Rosetta Stone training for employees who want to learn new language skills.

Launched in late 2018, the Share and Grow Together program engages and increases employees’ retention through an Employee Opinion Survey conducted annually, and through Action Planning sessions.

In April 2023, more than 93% of National Beef employees answered the survey. The main points identified by our employees are relations with supervisors, the intention to continue at National Beef and their understanding of how each employee contributes to the success of the Company. This initiative offers a space for conversations with employees so that they can be heard, thus helping us to implement real changes and create an even better workplace.

We have already imparted 36 hours of training on Leadership Development to over 960 supervisors, managers and other key employees across the company. In 2023, we modified our safety protocols against Covid and developed a Communicable Disease Prevention Program. This plan continuously evaluates and adjusts our operations, ensuring that all current regulatory health guidelines are met. We organized vaccination clinics at our plants and communities, offering COVID-19, flu and Herpes Zoster vaccines, and conducted tuberculosis tests for employees and their families.

As for mental health, we offer our employees and dependents access to licensed mental health professionals who can provide support, therapy and medical assistance. In all cases, the services are 100% confidential and there is no limit on the number of consultations.

We continued to work on ways to improve the work-life balance of our employees, offering part-time positions at our production units for greater flexibility, offering the opportunity for employees at beef processing units to earn additional time off based on performance, and providing a predefined schedule and advance communication of work shifts so that employees can better plan their days off.

Compliance and Corporate Governance

We organized our compliance and corporate governance department in June 2015 to demonstrate we are committed to complying with internal and external operating regulations. In the years 2017 and 2018, we completed an internal audit of our compliance and corporate governance policies to identify areas of opportunity and growth. As a result of this internal audit, we implemented new compliance policies which were approved by our board of directors.

We have a business management model that complies with the rules of the Securities and Exchange Commission of Brazil (CVM), the Novo Mercado Regulations of the São Paulo Stock Exchange (B3) and the recommendations of the Brazilian Code of Corporate Governance Best Practices of the Brazilian Corporate Governance Institute, or “IBGC.” Business conduct is based on transparency in the reporting of information to its various stakeholders (shareholders, investors, clients, consumers, suppliers, employees and society) and adopts corporate governance practices that exceed legal recommendations and obligations.

In addition to a Board of Directors and a permanent Audit Board, we have four Advisory Committees to its Board of Directors, whose main function is ensuring that its activities are conducted to protect and increase the value of its assets and to optimize return on investment in the long term, namely Statutory Audit Committee, Financial Committee, Compensation Committee, Corporate Governance & Human Resources Committee and Sustainability Committee.

Other instruments and policies supporting our corporate governance activities include:

•        Code of Ethics & Conduct:    approved by the Board of Directors, the document, which is applicable to all Marfrig managers and employees, establishes the ethical and conduct principles that guide all internal and external relations and is aligned with best practices and legal requirements. The code is a set of expected behaviors and accepted and prohibited practices in the conduction of the Company’s business. Once a year or whenever there are changes/updates, Marfrig administers training on the Code of Conduct to all applicable employees, whether officers, Audit Board members, directors, employees or interns. The document, which is available in three languages (Portuguese, English and Spanish) and widely disseminated via Marfrig’s communication channels, is submitted, like its other Compliance Policies, to its annual revision process.

•        Anticorruption Policy:    also approved by the Board of Directors, the document, based on Brazilian anticorruption law, establishes guidelines for the conduct expected from employees, stakeholders and third parties when acting on behalf of Marfrig regarding anticorruption-related topics. The document, which is available in three languages (Portuguese, English and Spanish) and widely disseminated via Marfrig’s communication channels, is submitted, like its other Compliance Policies, to its annual revision process.

•        Whistleblowing channel:    called HELPLINE, the channel is available to all employees, clients, suppliers, service providers, investors, government officials and partners to receive reports on any activity in violation of the Company’s standards and policies as well as of governing law, in particular Brazil’s Federal Law 12,846/13, which combats corruption. The reports submitted via HELPLINE are treated as confidential and anonymous; however, users can, if they wish, make a report in which they identify themselves.

•        Securities Trading Policy:    establishes the rules and procedures to be adopted by the Company and its related people regarding trading in securities issued by it, assuring to all stakeholders that ethical conduct is adopted by those with access to material information.

•        Disclosure Policy:    establishes practices for the disclosure and use of information to be observed by the Controlling Shareholder, Managers and members of the Audit Board, as well as by anyone who, due to their position, function or duties at the Corporation, may come to acquire knowledge of a Material Act or Fact of the Corporation, in accordance with CVM Instruction 44 of January 23, 2021 and with amendments introduced by CVM Instruction 60 of December 23, 2021. The Company’s material fact notices are published on the news portal of Valor Econômico (http://www.valor.com.br/valor-ri), on its Investor Relations website, and on the Regular and Special Information (IPE) system of the Securities and Exchange Commission of Brazil (CVM).

•        Dividend Policy:    When proposed by the Company, shareholder remuneration is paid in the form of dividends and/or interest on equity based on the limits set by law and by its Bylaws.

•        Related Party Policy:    ensures transparency for shareholders, investors and the market and promotes fair treatment of suppliers and clients, in line with the corporate governance best practices adopted by the market.

•        Market Risk Management Policy:    defines (i) the risk limits acceptable to the Company; (ii) the parameters for negotiating products to hedge Marfrig’s exposures; (iii) the responsibilities and approval powers for contracting hedge instruments; (iv) the methodology for monitoring, communicating and informing the agents involved in market risk management.

•        Compliance Program:    the Compliance Program aims to strengthen Marfrig’s commitment to ethics and transparency, as well as to avoid, detect and address any deviation or breach.

Based on best corporate governance practices and on Marfrig Culture, the program’s guiding principles are prevention, detection and response. The Program is structured on five pillars:

•        Level responsible — The program is led by the Compliance Department, which reports to the Chief Legal Officer. This management structure also includes an Ethics & Compliance Committee, which meets monthly and monitors topics relating to ethics and conduct.

•        Support from senior management — The Compliance structure can draw on the unlimited support of senior management for all actions, which is an essential condition for the program’s effective implementation.

•        Continuous risk management — Using a Compliance Risk Matrix that is periodically revised, the area manages all risks verified and then proposes mitigation measures and reinforces prevention mechanisms.

•        Continuous Monitoring — To detect deviations in behavior and conduct, the Compliance team has mechanisms to monitor actions and performance indicators, which are important procedures in risk management.

•        Policies and training — Marfrig’s goal is to establish and uphold a culture guided by Integrity. It works on various fronts with employees and partners, which includes the mandatory training agenda, regular communications and a compliance clause in all contracts with third parties.

Marfrig has a robust training program conducted annually that uses a technological platform for administrative employees and an on-site format for operational employees to facilitate access by all employees. The content of the training courses covers all Compliance Policies, including the Code of Ethics & Conduct and the Anticorruption Policy. The Training Cycle for 2024 was completed by 100% of the employees.

Marfrig has ten compliance policies that are approved by our Board of Directors and submitted annually for revision. The policies are accessible to all employees via the intranet, the corporate website and the investor relations website, as follows:

•        Code of Ethics & Conduct;

•        Global Anticorruption Policy;

•        Policy on Donations, Sponsorships & Contributions;

•        Policy on Conflicts of Interest;

•        Policy on Relations & Communication with Government Officials;

•        Policy on Gifts, Entertainment, Hospitality and Other Business Courtesies;

•        Social Media Policy;

•        Fair Competition Policy;

•        Policy on Preventing Money Laundering and Terrorism Financing; and

•        Code of Ethics and Conduct of Third Parties.

Submission to Market Arbitration Chamber

We, our shareholders, managers and Audit Board members undertake to resolve, at the Market Arbitration Chamber, any and all disputes that may arise among them related to or arising from their condition as issuer, shareholders, managers and Audit Board members and, in particular, from the provisions of Federal Law 6,385/76, Federal Law 6,404/76, the Bylaws of the Corporation, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission of Brazil and other rules applicable to capital markets in general, as well as those in the Novo Mercado Regulations, other regulations of the B3 and the Novo Mercado Listing Agreement.

Relationship with Independent Auditors

Pursuant to CVM Instruction 162 of July 13, 2002, which refers to the provision of services by our independent auditors, Grant Thornton Brasil, we hereby declare that the total fees related to services other than those associated with independent audit did not represent more than 5% of the total fees paid to the group of auditors of Marfrig Global Foods S.A. and its subsidiaries, and none of the work affected the independence of the auditors.

International Chamber of Commerce

Since 2017, Marfrig is a member of the Commission on Integrity and Corporate Responsibility of the International Chamber of Commerce, or “ICC,” Brazil, an organization based in France that works to promote and support international trade and globalization. The commission’s purpose is to help strengthen compliance policies in the private sector and reestablish the country’s international credibility.

In 2019, the ICC launched the campaign “Brazil Wants More,” and the Company, as a supporter, participated in the launch ceremony that took place in São Paulo. The Corporation’s executive officers were present and witnessed the execution of a Memorandum of Understanding between ICC Brazil and the Ministry of Justice and Public Security for the creation of an exclusive whistleblowing channel to receive reports of improper practices by government officials, with the goal of strengthening the fight against transnational corruption, money laundering, piracy and cybercrimes, as well as protecting fair competition and intellectual property rights. Within the scope of said campaign, the ICC also launched the Conduct Guide for Public-Private Relations prepared by the commission, which represents the first self-regulation in Brazil to guide practices based on integrity in relations between companies and the government.

In 2021, Marfrig reinforced its commitment to the ICC by approving, through its Board of Directors, its adherence to the Private Sector Commitment Integrity in the Production Chain and started to require that all participants in its production chain follow the same standards of integrity established for its direct employees. Through this commitment, the Corporation expects to encourage a broad system of integrity and to disseminate best practices in compliance.

Plant, Property and Equipment

North America

In the year ended December 31, 2024, we owned three beef slaughter facilities located in Liberal and Dodge City, Kansas and Tama, Iowa, with an aggregate processing capacity of approximately 13,100 cattle per day. We have three consumer-ready processing facilities in Hummels Wharf, Pennsylvania, Moultrie, Georgia and Kansas City, Kansas, a direct-to-consumer warehouse and fulfillment facility in Kansas City, Kansas and a beef patty manufacturing facility in North Baltimore, Ohio. Our wet blue tanning facility is in St. Joseph, Missouri. The Kansas City, Kansas facilities are owned by an unrelated third-party and leased to National Beef.

South America

Our Promissão I plant, which commenced operations in 2006, is owned by a third party and operated by us as rural lessee. Our Fray Bentos plant is also owned by a third party and operated by our Uruguay team as comercial lessee.

The table below shows some of our material plants that are encumbered:

Company	Destination	Creditor/Beneficiary	Status
Marfrig	Santo André-SP	Fazenda do Estado de São Paulo	Distribution Center: 1st Public Finance Court — Tax Enforcement — Proc. No. 0033852-22.2011.8.26.0554 and Proc. No. 554.01.2011.033852-0 – R$22,010,786.49
Marfrig	Santo André-SP	Ivone Pires da Silva	Distribution Center: Labor Court of Vilhena — Labor Claim — Proc. No. 0001030-98.2015.5.14.0141 R$200,000.00 (R.30)
Marfrig	Santo André-SP	Claudia Valeria da Silva	Distribution Center: Labor Court of Vilhena/RO — Labor Claim — Proc. No. 0010430-10.2013.5.14.0141 – R$261,217.28 (R.29)
Marfrig	Santo André-SP	Paulo Sergio dos Reis	Distribution Center: Labor Court of Mogi Guaçu — Labor Claim — Court — Proc. No. 0000492-82.2010.5.15.0071 – R$798,565.57
Marfrig	Curtume Promissão I-SP (registration nº 640/1.147)	Odeci Lodi	Labor claim: TRT 15th Labor Court of São Paulo — Proc. No. 0011971-50.2020.5.15.006 2 (Av. 2, nº 1.147)
Marfrig	Promissão II SP	Fazenda do Estado de São Paulo	N/A (sem ônus)
Marfrig	Várzea Grande-MT (registration nº 14.712, 106.348)	União Federal	Arrolamento de bens — imóvel (Av. 14, nº14.712)
Pampeano	Hulha Negra (registration nº40.660, 47.992)	Massa falida — Banco Santos	Industrial Plant: TRT 10th Region — Labor claim — Proc. No. 0000842.44-2012.5.10.0102. 12th Civil Court of São Paulo — Proc. Nº 583.00.2005.065208-3 (R.25, nº 40.660)

Insurance

We are currently insured against a variety of risks in the United States, Brazil and elsewhere, including losses and damages relating to our slaughter, processing and industrializing plants, vehicle fleet and general and public liabilities. We also carry a directors’ and officers’ liability policy issued by Chubb Seguros Brazil S.A. which includes all of our officers in Brazil and elsewhere, with global coverage in the amount of U.S.$50.0 million and that expires in October 2025.We believe our level of insurance coverage is appropriate for a company of our size and that the type of insurance we have is appropriate for our activities.

Regulatory Matters

One of our top priorities is strict compliance with all sanitary and environmental laws at the federal, state and municipal levels in every jurisdiction in which we operate. This includes keeping our permits up to date and in compliance with the respective technical conditions.

North America

Our operations are subject to extensive regulation by the USDA including the USDA’s Food Safety and Inspection Service, Animal and Plant Health Inspection Service and Grain Inspection, Packers and Stockyards Administration; the Food and Drug Administration; the U.S. Environmental Protection Agency and other federal, state, local and foreign authorities regarding the processing, packaging, storage, safety, distribution, advertising and labeling of our products. We are also subject to the Packers and Stockyards Act of 1921.

The Dodge City and Liberal facilities are subject to Title V pursuant to the Federal Clean Air Act and the Kansas Air Quality Act. The St. Joseph and Tama facilities are subject to a secondary air permit which are in place. The Dodge City, Liberal, Tama, Hummels Wharf and Moultrie facilities are subject to Clean Air Act Risk Management Plan requirements relating to the use of ammonia as a refrigerant.

All of our plants except Tama are indirect dischargers of wastewater to publicly owned treatment works. Tama discharges directly to the Iowa River after treatment in the plant’s wastewater treatment system. All plants are subject to requirements under the federal Clean Water Act, state and municipal laws, as well as agreements or permits with state, municipal or county authorities. Upon renewal of these agreements and permits, we are required, from time to time, to make capital expenditures to upgrade or expand wastewater treatment facilities to address new, more stringent discharge requirements imposed at the time of renewal. Storm water discharges from our plants are also regulated by state and local authorities.

All of our facilities generate solid waste streams including small quantities of hazardous waste. We are subject to laws that provide for strict, and in certain circumstances, joint and several liability for remediation of hazardous substances at contaminated sites; however, we have not received any indication that we have any liability at sites under the Comprehensive Environmental Response, Compensation and Liability Act, or “Superfund,” or state counterparts. All plants are subject to community right to know reporting requirements under the Superfund Amendments and Reauthorization Act of 1986, which requires yearly filings as to the substances used on facility premises.

We are committed to ensuring that we conduct all of our operations and activities in accordance with best practices. We actively engage with local, state and national agencies to monitor all applicable mandates, and we utilize independent third-party audits to help us benchmark our operations and identify opportunities and innovations that will improve our processes.

South America

We have incurred, and will continue to incur, capital and operating expenditures to comply with the Brazilian sanitary and environmental laws. We have adopted practices in accordance with environmental and labor laws, including by executing an agreement to observe the National Pact for the Eradication of Slave Labor, in March 2008. In addition, we monitor the location of cattle suppliers to avoid purchasing from suppliers whose farms invade protected indigenous lands.

Sanitary Regulations

North America

Our slaughter and production activities in the United States are subject to extensive regulation by the USDA FSIS, FDA and other governmental authorities regarding the processing, packaging, storage, distribution, labeling and compliance with federal safety standards. Sanitary practices and procedures in the meat processing industry are subject to scrutiny and oversight by the USDA FSIS. Each of our US locations subject to USDA FSIS oversight conforms to established HAACP programs, GMPs, and SOPs that are implemented and monitored by local management and the local Technical Services personnel. Product labels are authorized by the USDA FSIS and managed by the corporate Technical Services Department. The U.S. food processing industry is subject to extensive governmental legislation and regulations in the United States and the international markets to which we supply products.

We hold all necessary grants of inspection that authorize us to operate and exercise our activities. We are not aware of any material administrative proceedings currently in progress against us for non-compliance with regards to USDA FSIS regulations.

South America

Our slaughter activities and meat processing operations in Uruguay, Chile and Argentina are subject to extensive regulations in each country, as well as to regulations in the foreign countries to which we export. Our slaughter activities and meat processing operations in Brazil, which are responsible for the greatest portion of our business in South America, are subject to extensive regulation by Brazilian Ministry of Agriculture and by other state or local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of products, including our adherence to safety standards. Our South America facilities export to over 100 countries and comply with all applicable regulations.

Our processing plants, which are responsible for the greatest portion of our business in South America, are subject to extensive regulation by Brazilian Ministry of Agriculture and by other state or local authorities regarding the processing, packaging, storage, distribution, advertising and labeling of products, including our adherence to safety standards.

In recent years, sanitation practices and procedures in the meat processing industry have been subject to more intensive scrutiny and oversight by Brazilian Ministry of Agriculture. Each of our sites on which these activities are performed must be previously licensed by the authorities and we must maintain a technician responsible for each site. The labels of products of animal origin must be registered with Brazilian Ministry of Agriculture. For further information, see “Risk Factors — Risks Relating to Our Business and Industry — We are subject to extensive governmental legislation and regulations in the United States, Brazil and in the international markets in which we operate, as well as in countries to which we export our products.”

With respect to the sanitary licenses, we hold all necessary sanitary authorizations for us to operate and exercise our activities. Also, there are no material administrative proceedings currently in progress against us for non-compliance with sanitary regulation, and we have not been penalized for any infringement.

Environmental Matters

Environmental Laws

North America

To control the environmental impact of our U.S. operations, we implement the necessary control, capture, treatment and/or monitoring systems to achieve environmental compliance. Additionally, we hold and maintain all environmental operating permits and authorizations necessary to meet compliance with applicable environmental laws in the jurisdictions in which we operate. Furthermore, we maintain an active preventive maintenance program, which audits our processes and corrects all deficiencies in order to meet compliance. We strictly adhere to all periodic reporting requirements mandated in our environmental operating permits.

We audit our products, processes, and operations for environmental compliance. Through our environmental management programs, we seek to identify opportunities for improving production processes, as well as preventing the occurrence of negative environmental issues.

We keep a preventive maintenance process for our equipment and filters, as well as programs for the efficient use of water in an effort to control the environmental impact of our operations.

South America

We periodically evaluate the environmental impact of our products, processes, operations and services to identify those that cause or could cause material environmental harm. Through our environmental management programs, we seek to identify opportunities for improving production processes, as well as preventing the occurrence of negative environmental impact and lawsuits.

In regard to environmental responsibility, we seek to follow strict rules about acquiring cattle only from ranches that are properly registered with the Brazilian federal environmental agency — IBAMA and have observed the MTE slave labor blacklist. We act proactively when producers fail to comply with the law by immediately removing them from our list of authorized suppliers of animals for slaughter.

The procedures we have adopted include requesting an environmental license to assure that the properties are properly registered with IBAMA or the competent environmental agency (including daily monitoring of the list of blocked ranches), checking the rural property registration form and other environmental documents when necessary, as well as establishing internal environmental committees at all of our units that operate on the principle of access to information and prevention of environmental problems.

In addition, in December 2007 we implemented a Code of Ethics that establishes guidelines for our relationship with suppliers and includes detailed verification of its implementation. We hold periodic meetings with employees and suppliers, as well as meetings with evaluation committees, to guarantee that these rules are known and complied with. We have also created a hot line to report problems as an additional way to monitor our commercial relationship with our partners.

Environmental Permits

North America

The U.S. food industry is subject to extensive environmental laws and regulations. As a producer of animal-derived products which require a wide range of industrial processes, including animal slaughter and meat processing, our plants are subject to operational permits and monitoring of water rights, air, water discharge limits, and the appropriate use of water for processing.

All local, state, and federal environmental laws and regulations we are subject to require permits for any activity that potentially impacts the environment. These permits are required for each location’s approval, installation, operation, expansion, or amendments with all of our activities being periodically reviewed for compliance. In addition, permits set out technical conditions that must be complied with for the permit to remain valid.

Federal, state and municipal entities are responsible for granting permits relevant to our business. Environmental permits are granted for specific operations or activities. The process of acquiring an environmental permit involves application with the appropriate entity, development of a program for compliance and control, monitoring for compliance, and periodic reviews by the granting authority. Operating without the relevant environmental permit or violating the operating conditions could possibly result in administrative actions. Administrative action and/or penalties vary from simple warnings, total or partial suspension of activities, or fines.

South America

We are subject to extensive environmental laws and regulations. As a producer of animal-derived products which use a wide range of industrial processes, including animal slaughtering and meat processing, our plants are subject to operational permits and water grants to use water resources. Additionally, we are required to observe applicable regulations regarding protected areas, such as permanent preservation areas, conservation units, indigenous areas and legal reserve areas, or “Reserva Legal.”

Brazilian environmental laws and regulations require permits for any activity that causes an actual or potential harm to the environment. These permits are required for location approval, installation, operations, and any significant expansion or amendments of our activities and have to be periodically renewed, in a timely manner. In addition, permits set out technical conditions that must be fulfilled by us so the permit may remain valid. According to the Resolutions 1/1986 and 237/1997 of the Environmental National Council (Conselho Nacional do Meio Ambiente, or “CONAMA”), permits for certain specific activities which are deemed to have a high impact on the environment are subject to a more complex procedure and require the presentation of an Environmental Impact Assessment (Estudo Prévio de Impacto Ambiental, or “EIA”), and an Environmental Impact Report (Relatório de Impacto Ambiental, or “RIMA” and, together, “EIA/RIMA”), a multidisciplinary environmental assessment.

In addition, Federal Law 9,985/2000 regulates the National System of Conservation Units (Sistema Nacional de Unidades de Conservação). According to such law and Federal Decrees 4,340/2002 and 6,848/2009, certain activities deemed to cause an actual or potentially significant environmental impact must maintain conservation units by paying an amount that is proportional to the impact caused by such activity, based on information provided in the EIA/RIMA. CONAMA’s Resolution 237/1997 and Supplementary Law 140/2011 determine which authority (Federal, State or Municipal) is responsible for granting the relevant permit. Generally, environmental permits are granted as follows: (i) by IBAMA, in cases of certain predetermined activities listed for a specific regulation, or if the activity involves or has an environmental impact on more than one state or certain environmental protected areas; (ii) by the Municipal Environmental Agency, if the activity involves or has a local environmental impact; and (iii) by the state environmental agency, if the activity does not meet the parameters for federal or municipal permits. The process of acquiring an environmental permit involves three permits with determined terms: the preliminary permit, the installation permit and the operational permit. Each permit is granted according to the phase of the activity and their validity will depend on the adherence to the technical conditions imposed by the competent agency. Operating a potentially pollutant activity without the relevant environmental permit or in violation of the applicable operating conditions may lead to criminal and administrative liabilities, regardless of the obligation to repair any damage in the civil sphere. Administrative penalties vary from simple warnings to total or partial suspension of the activities, in addition to the imposition of fines that could range from R$500.0 to R$10.0 million, depending on the seriousness of the violation, the violator’s economic capacity and past record.

There are three types of environmental liabilities that arise under Brazilian Environmental Law, which may be applied separately and cumulatively: (i) civil, (ii) criminal and (iii) administrative.

Civil liability for environmental damage is strict and applies to any individual or legal entity, whether public or private, that directly or indirectly harms the environment or third parties irrespective of fault or intent by those that have caused the damage. Evidence of a causal link between the action (or omission) and the damage is sufficient to establish liability. The person or company responsible for environmental damage cannot invoke in their defense causes of disclaimer, such as third-party exclusive fault, fortuitous event or force majeure. Such liability obliges the remediation of the damage or the payment of indemnification when the damage cannot be remediated. In addition, civil liability for environmental damage is not subject to a statute of limitation, since it relates to diffuse and collective interests, which must be largely protected. However, lawsuits filed by third parties affected by the environmental damage (individual claims) are subject to a statute of limitation period of 3 years starting from the cognizance of the damages. Civil liability also applies jointly and severally to those directly or indirectly responsible for activities that cause environmental degradation. As a result, the party bringing the environmental claim may freely choose whom to sue. In recent years there has been a tendency to claim damages from the party with the greater capacity for repayment, known as the Deep Pocket Doctrine. The party that is being sued may be held liable to repair all of the damage caused. However, such party may in turn bring a lawsuit against the party who was directly responsible for the damage, in order to recover any amounts they paid out to effect the remediation. There is no limit to the amount that Brazilian courts may award to cover the costs of repairing the damage or, if the damage cannot be repaired, the payment of an indemnity and/or compensation.

We may be held liable for potentially pollutant activities carried out by us as well as for the hiring of third parties that cause environmental damage in the performance of services on the Company’s projects, including vegetation suppression, earthworks and the final disposal of solid waste, if such third parties do not perform their activities in accordance with applicable environmental standards.

Federal Law 9,605/98 (Environmental Crimes Act or “ECA”) allows for the assignment of criminal liability to individuals and to legal entities when (i) the decision to commit the act was taken by the legal or contractual representative or the board of executive officers; and (ii) the offence was committed for the company’s benefit or interest. Environmental criminal liability is subjective, personal and untransferable (i.e., it depends on the evidence of fault and succession is not applied). Individuals are subject to fines and imprisonment, but imprisonment is usually substituted in certain circumstances for the restriction of rights. Legal entities are subject to fines, the partial or total suspension of activities and temporary shutdowns, among other penalties. There is a rebuttable presumption of negligence on the part of the legal entity, a presumption that can be difficult to discharge. The liability of legal entity does not exempt the liability of the individuals who concur with the crime. This includes members of legal entities who participated in the decision or, who have knowledge of criminal conduct, fail to prevent its execution when they could have done so. The ECA also provides for the possibility of disregarding the corporate form in assessing environmental damage when it presents an obstacle in recovering damage caused to the environment. In these instances, the shareholders and officers may become personally liable for recovering any damage caused to the environment.

According to Federal Decree 6,514/08, administrative penalties may also be imposed whenever a violation of environmental legislation is identified, and it results in the imposition penalties (such as warnings, fines ranging from R$50.00 to R$50.0 million and the suspension of activities) by environmental protection agencies, graded in accordance with the size of the activity and economic capacity of the offender. If the fines are not paid, the respective amounts are considered tax debts, subject to tax foreclosure proceedings.

The application of penalties and/or expenditures with repair or indemnification of environmental damage may impact or even suspend the installation and operation of our plants. For further information on the risk related to non-compliance with environmental laws, see “Risk Factors — Risks Relating to Our Business and Industry — Environmental laws and regulations may require increased expenditures for us to properly operate, and non-compliance with these laws and regulations may result in criminal and administrative penalties.”

Environmental regulation imposes other additional burden on us, including the requirement of an appropriate destination to our solid waste and issuing grants for water capture and effluents disposal.

Based on the advice of our internal counsel, we believe that we are in substantial compliance with all material Brazilian governmental environmental laws and regulations, and we endeavor our best efforts to maintain all material environmental permits necessary to our operations, which are in full force and effect.

For each cattle purchase, we check the National Register of Legal Entities (Cadastro Nacional de Pessoa Jurídica, or “CNPJ”) of the supplier, as well as the Taxpayer’s Card No. (Cadastro de Pessoas Físicas, or “CPF”) on the list published by the Ministry of Labor and Employment. We also are in compliance in the following areas:

•        suppliers regarding areas seized by IBAMA;

•        suppliers regarding areas that have been declared as indigenous or are in subsequent administrative stages;

•        suppliers regarding slave labor;

•        animal supply regarding environmentally protected areas (Unidades de Conservação); and

•        animal supply regarding deforestation (as indicated in the Prodes/INPE system).

Intellectual Property

North America

We hold a number of patents, trademarks and domain names that we believe are material to our business and which are registered with the United States Patent and Trademark Office. Our main trademarks include National Beef®, BioLogic® Food Safety System, Black Canyon® Angus Beef, and Black Canyon® Premium Reserve. We have also registered the National Beef® and Black Canyon® trade names and trademarks in most of the foreign countries in which we sell our products. In addition to trademark protection, we attempt to protect our unregistered marks and other proprietary information under trade secret laws, employee and third-party non-disclosure agreements and other laws and methods of protection.

South America

We own several trademark applications and registrations in Argentina, Brazil, Chile, and Uruguay, which are mainly related to commercialization of food. Our main trademarks, such as “BASSI,” “MARFRIG,” “TACUAREMBÓ,” “Marfrig Global Foods,” “BONA PET,” “REVOLUTION BURGER,” and “VEGETAL SABOR ANIMAL” are currently duly registered at the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial, or “INPI”).

Our main trademarks are duly registered in the service and product classes that refer to their activities. We carefully manage our trademark applications. We do not rely on brands, licenses, concessions, franchises or royalty agreements to develop our activities.

We also own several internet domain names duly registered in Brazil, including “marfrig.com.br.”

Data Protection

We are compliant with the LGPD. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The penalties and fines for violations of the LGPD include: (i) warnings, with the imposition of a deadline for the adoption of corrective measures; (ii) a one-time fine of up to 2% of gross sales of the company or a group of companies or a maximum amount of R$50,000,000 per violation; (iii) a daily fine, up to a maximum amount of R$50,000,000 per violation; (iv) public disclosure of the violation; (v) the restriction of access to the personal data to which the violation relates until corrective measures are implemented; and (vi) deletion of the personal data to which the violation relates.

The obligations established by the LGPD became effective on September 18, 2020, except for fines and sanctions under the LGPD which became effective on August 1, 2021. Regardless of the applicability of the administrative sanctions of the LGPD, non-compliance with any provisions set forth in such regulations poses the following risks since their entry into force: (i) the filing of judicial actions, individual or collective, seeking reparation for damages resulting from violations, based not only on the LGPD but also on the existing sparse and sector-specific data protection legislation; and (ii) the imposition of penalties provided for in the consumer protection code and the Brazilian Internet Law (Marco Civil da Internet) by some consumer protection agencies, which have already been acting in this regard, even before the effectiveness of the LGPD and the complete structuring of the ANPD, especially in cases of security incidents that result in unauthorized access to personal data.

Investments and Divestments

We do not classify certain transactions between us and our wholly owned subsidiaries as related-party transactions when they are made in the ordinary course of business, are integrated into our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023, and have no impact on our results. We did not have any transactions of this nature for the year ended December 31, 2024.

We will continue to evaluate potential investment and sale opportunities in the future. For further information on our current capital investments and sales, see “— History of Our Organic Growth, Acquisitions and Disposals.”

In the year ended December 31, 2024, we entered into a Minerva Share Purchase Agreement. See note 12 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2023 and 2024 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations”

Material Contracts

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Discontinued Operations — Minerva Transaction.” for information on our material contract.

Legal and Administrative Proceedings

We are party to lawsuits and administrative proceedings incidental to the normal course of our business. Our policy is to provision 100% of the liabilities for which the risk of losses is evaluated as probable. We do not make provisions when the risk of losses is evaluated as possible or remote. We classify each lawsuit into one of these three categories based upon the opinion of outside counsel and specialized technical advisors responsible for each matter.

For further information on material lawsuits with a possible risk of loss, see note 26 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

As of December 31, 2024, we had provisions in the aggregate amount of R$6,607.4 thousand related to (i) lawsuits and administrative proceedings in which we were a defendant, including tax and social security, labor and civil matters and other matters, and (ii) certain unrealized tax contingencies.

Tax Proceedings

As of December 31, 2024, we accrued a reserve of tax contingency provisions for risks in the total amount of R$5,458.6 thousand.

Labor and Social Security Proceedings

As of December 31, 2024, we accrued a reserve of labor and social security contingency provisions for risks in the total amount of R$689.1 thousand.

Civil and Environmental Proceedings

In the year ended December 31, 2024, we recognized a provision for lawsuits considered as probable risk of loss, in the amount of R$1,244.1 thousand. Our civil lawsuits typically involve disputes related to commercial agreements, indemnity claims, breach of contract claims, regulatory, environmental and real estate issues, consumer relations, among other matters. The accrued amount is substantially composed of the early termination of the agreement for sponsorship of the Brazilian National Football Teams entered into with the Brazilian Football Confederation (CBF) and reflects the adjustment of the existing risk for inflation.

National Beef Business

Five class actions and twenty-nine individual plaintiff actions were filed in the United States, and two class actions in Canada, alleging that Marfrig Global Foods S.A. and National Beef, with other companies in the industry, colluded to control cattle and meat prices. In all the actions, the court issued decisions that excluded Marfrig Global Foods S.A. as a defendant and maintained National Beef. National Beef was also notified of a civil investigation by the US Department of Justice and approximately thirty state attorneys regarding the purchase of fed cattle and sale of beef. National Beef responded to federal and state requests for information and cooperated with investigations. National Beef is also a defendant in a class action filed in the United States alleging that a group of protein companies conspired to reduce and fix the wages and benefits paid.

Management

Pursuant to our by-laws, our management is composed of a board of directors (conselho de administração) and a board of executive officers (diretoria). Our by-laws also provide for a permanent fiscal council.

Board of Directors

Our board of directors is a collective decision-making body responsible for the formulation and monitoring for implementation of overall business policies, including our long-term strategy. It is also responsible, among its other functions, for the appointment and supervision of our executive officers. Under Brazilian Corporate Law, the board of directors is also responsible for the hiring of independent auditors.

All board of directors’ decisions are made by majority vote of those members present at the relevant meeting.

Pursuant to our by-laws, our board of directors must be composed of a minimum of five and a maximum of eleven members. The directors are elected at our annual shareholders’ meeting, for a unified, two-year term of office. The members of our board of directors can be re-elected and removed at any time by our shareholders in a shareholders’ meeting. Under the Novo Mercado listing segment regulation, a minimum of 20% of the members of our board of directors should be independent, however, our shareholders have decided that a majority of the members of our board of directors will be independent.

In addition, under Brazilian Corporate Law, the members of our board of directors are prohibited from acting in any transaction or business in which their interests conflict with our own.

The current members of our board of directors were elected at the annual shareholders’ meeting held on March 31, 2025, for a unified two-year term, which is set to expire at the date of our annual shareholders’ meeting to be held in 2027.

The table below sets forth the name, age, title and date of election of the members of our board of directors:

Name	Age	Position	Date of Election
Marcos Antonio Molina dos Santos	55	Chairman	March 31, 2025
Marcia Aparecida Pascoal Marçal dos Santos	51	Director	March 31, 2025
Rodrigo Marçal Filho	50	Director	March 31, 2025
Alain Emilie Henry Martinet	82	Director	March 31, 2025
Antonio dos Santos Maciel Neto	67	Independent Director	March 31, 2025
Roberto Silva Waack	64	Independent Director	March 31, 2025
Herculano Aníbal Alves	72	Independent Director	March 31, 2025

Below is a brief biographical description of each member of our board of directors:

Marcos Antonio Molina dos Santos.    Mr. Marcos Antonio Molina dos Santos, is the Chairman of the Board of Directors of the Company and the Chairman of the Board of Directors of BRF S.A. He is a specialist in product development and innovation, with over 30 years of experience in the food industry. His professional journey began at the age of 16, when he opened his first business: a food distribution company. Since the founding of Marfrig, Mr. Molina has played an active role with Marfrig’s key clients, strengthening both national and international business relationships. These efforts have enabled the development and improvement of industrial and quality processes, aiming to exceed expectations in a global context. Mr. Molina is also a partner and CEO of MMS Participações Ltda., which is the controlling shareholder of the Company.

Marcia Aparecida Pascoal Marçal dos Santos.    Ms. Marçal dos Santos has been a member of our board of directors since March 2007. She has extensive experience in the beef sector and has amassed long experience at Marfrig, having served as head of the financial department from 2000 to 2006 and as head of internal audit from 2000 to 2006. From November 12, 2010 to May 6, 2019, she has been a member of our internal audit committee and since June 22, 2020, she has been a member of our Finance Committee. Ms. Marçal dos Santos is an active participant and Executive President of Marfrig’s social investment institute (Instituto Marfrig Fazer e Ser Feliz de Responsabilidade Social). Ms. Marçal dos Santos also is a partner and executive vice-president at MMS Participações Ltda., our controlling shareholder.

Rodrigo Marçal Filho.    Mr. Marçal Filho has been a member of our board of directors since March 26, 2007 and is also one of our executive officers. His professional life has been connected to the agribusiness area, having worked as farm manager until May 2000, when he joined us. He was the officer responsible for infrastructure and later became the officer responsible for the purchase of cattle and a member of the board of directors.

Alain Emilie Henry Martinet.    Mr. Martinet has been working in the beef industry for more than 40 years. From 1978 to 1984 he worked as the manager of the international area of the beef division of Louis Dreyfus Corporation USA. From 1985 to 1991 he was the general manager and from 1991 to 1992 the commercial officer of Frigorífico Rio-Platense. He served as an officer of Swift Argentina for five years, starting in 2001. He joined our Company in October 2006 and previously held the position of the chief executive officer of our Argentine operations, our trading companies and our United States operations. Mr. Martinet has been an independent director of the Corporation since December 2009.

Antonio dos Santos Maciel Neto.    Mr. Maciel has been an independent member of the Company’s Board of Directors since May 2007 and is currently an entrepreneur in the livestock, venture capital, and executive education sectors. He serves on the Boards of Directors of National Beef in the United States, Dotz, and is the Coordinator of the HR and Management Committee at Superbid. He was CEO of the CAOA Group from 2013 to 2017, Suzano from 2006 to 2012, and Ford Brazil and South America, where he also served as Corporate Vice President of Ford Motor Company from 1999 to 2006. He also held the position of CEO at Grupo Itamarati (1997 – 1999) and CECRISA — Ceramic Tiles (1993 – 1997). Between 1990 and 1993, he held various positions in the Federal Government in Brasília, including Deputy Director of the Department of Industry and Commerce and Deputy Secretary of the National Economy at the Ministry of the Economy. Upon the creation of the Ministry of Industry, Commerce and Tourism, he served for eight months as Executive Secretary. During those three years, Mr. Maciel was the Technical Coordinator of the Brazilian Program for Quality and Productivity — PBQP. He began his professional career at Petrobras in 1980, where he worked for ten years. He has served as a board member for several companies, including Archer Daniels Midland Company (ADM) in the United States for 11 years, and Suzano for 2 years. Mr. Maciel Neto holds a degree in Mechanical Engineering from the Federal University of Rio de Janeiro (UFRJ), earned in 1979, and has completed several executive management programs at Harvard University, the University of Chicago, and Fundação Getúlio Vargas. He currently serves as the coordinator of both the Statutory Audit Committee and the Compensation, Corporate Governance and Human Resources Committee at Marfrig.

Roberto Silva Waack.    Mr. Waack, is a member of the Board of Directors and the coordinator of the Sustainability Committee at Marfrig Global Foods S.A. He was CEO of Fundação Renova, an organization created to manage the reparations following the collapse of the Fundão Dam (Mariana). He is the founder, shareholder, former CEO, and later Chairman of the Board of Directors of Amata S.A., a forestry company engaged in the management and cultivation of native and exotic species. Mr. Waack has extensive experience leading both national and multinational companies in the pharmaceutical and forestry sectors. As an entrepreneur, he has been directly involved in private placements and in establishing management and governance structures. He has served on the boards of various organizations, including Wisewood/Braskem (recycled plastics), Instituto Arapyaú (philanthropy, where he serves as Chairman), Synergia Consultoria Socioambiental, CHS Agroindustrial (grain trading), GRI — Global Reporting Initiative, FSC — Forest Stewardship Council, IBGC — Brazilian Institute of Corporate Governance, Instituto Ethos, Funbio — Brazilian Biodiversity Fund, ISE-Bovespa, and WWF. He is also a member of the Sustainability Committees of Tupy and Natura S.A. Mr. Waack has been directly involved in environmental and social movements since the 1980s, consistently working at the intersection of the private sector and NGOs. He is a co-founder of the Brazil Climate, Forests and Agriculture Coalition and of the “Concertação pela Amazônia” initiative. He holds a degree in Biology from the University of São Paulo (IB-USP) and a master’s degree in business administration from the same university (FEA-USP). He is a columnist for Estadão Economia and an Associated Fellow at Chatham House (London).

Herculano Aníbal Alves.    Mr. Alves, 72 years old, holds a master’s degree in finance and Investments and a postgraduate degree in Financial Management from Fundação Getulio Vargas. He also holds a degree in Economics from PUC. His education includes executive training in Governance, Risk, and Compliance from Risk University — KPMG, as well as an Audit Committee course from IBGC. He is certified as a Portfolio Manager by CVM and holds a CGA professional certification from ANBIMA. Mr. Alves has worked in the financial market as an Investment Director, Equity Manager, Investment Analyst, and Credit Analyst at BRAM — Bradesco Asset Management, ABN AMRO, Unibanco, and Banco Bozzano Simonsen, as well as in the administrative and financial department at Empresa de Ônibus Vila Carrão. At the first three institutions, he was a member of the Credit and Investment Committees, and of the monthly BRAM committee alongside Banco Bradesco. He has served as a Board

Member at Tim Brasil (2015 – present) and at Marfrig Global Foods (2015/16 and 2018 – present). He has also served as a Fiscal Council Member at Cielo, Grendene (2015 – present), Grupo Fleury, Ecorodovias (2018/19), Gerdau (2017/18), Metalúrgica Gerdau (2020 – present), the GP Technology Private Equity Fund (2001 – 2005), and the Bradesco Templeton Value and Liquidity Fund (1998 – 2001). He was also an Alternate Fiscal Council Member for the 2Bcapital Private Equity Fund (2013 – 2019) and for Gerdau (2020 – present). Mr. Alves was a partner at Araxá Investimentos (2015/16) and at Barigui Gestão de Recursos (2016 – 2023). He is currently Chairman of the Audit Committee at Tívio Capital (2023 – present), a member of the Statutory Audit Committee at Tim Brasil, Chairman of the Risk Committee, Financial Specialist, Coordinator of the Financial Committee, and a member of the Human Resources Committee at Marfrig, as well as a member of the Financial Committee at BRFPrev (2024 — present).

Advisory Committees to our Board of Directors

Our by-laws provide for the creation of technical and consulting committees to assist our board of directors. These committees may be comprised of members of our board of directors, our executive committee or external service providers. Once installed, our board of directors will determine the attributes of our committees, as well as their goals. The Audit Committee, the Finance and Risk Management Committee and the Compensation, Corporate Governance and Human Resources Committee were created on July 16, 2007, and its current guidelines were approved at a meeting of our board of directors held on October 31, 2018. The Sustainability Committee was created on May 6, 2019 and the Statutory Audit Committee was created on November 29, 2020, replacing the Audit Committee. The current members of all committees were elected on March 31, 2025. We currently have the following committees:

Statutory Audit Committee

Our audit committee is responsible for supervising our internal and external audit procedures, in matters involving accounting and disclosure of financial information, and in evaluating our legal and internal financial compliance controls. Our audit committee also monitors the quality and integrity of the internal controls we have adopted and assesses and monitors our risk exposure.

Finance Committee

This committee is responsible for periodically examining our investment and financing plans and their impacts on our capital structure, as well as determining parameters for monitoring liquidity and predetermined capital structures.

Compensation, Corporate Governance and Human Resources Committee

This committee is the deliberative body in charge of the decision-making process related to the strategies, policies and internal rules involving human resources, including determining the compensation and benefits offered to the managers, employees and outsourced service providers. It also supports the execution of processes and the control and development of corporate governance practices.

Sustainability Committee

This committee is the deliberative body in charge of assessing the board’s compliance with its duties to create a culture of sustainability and animal welfare as part of our strategic positioning.

Board of Executive Officers

The members of our board of executive officers are our legal representatives and are responsible mainly for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors.

Members of our board of directors may hold a position on our board of executive officers.

Our executive officers are elected by our board of directors for a three-year term of office. Our executive officers can be reelected and removed by our board of directors at any time.

Our by-laws provide that our board of executive officers will have a minimum of two, and a maximum of seven members with the following positions: chief executive officer, chief financial officer, investor relations officer and general counsel while the remaining officers do not have specific titles. The executive officers must, prior to taking office, sign an instrument of consent (Termo de Anuência dos Administradores), as established in the Novo Mercado listing segment regulation. Currently, our board of executive officers is composed of four members, for a term of office set to end three years from their respective election dates, reelection being permitted.

In March 2020, we reorganized our structure, dissolving the corporate segment within our organization in order to facilitate the operational development of our North America and South America business segments. As a result of this reorganization, we also named a new chief executive officer, chief financial officer and investment relations officer.

The table below sets forth the name, age, position and date of election of the members of our board of executive officers as of March 31, 2025:

Name	Age	Position	Date of Election
Rui Mendonça Junior	66	Chief Executive Officer	March 31, 2025
Rodrigo Marçal Filho	50	Executive Officer	March 31, 2025
Tang David	56	Chief Financial and Investor Relations Officer	March 31, 2025

Below is a brief biographical description of the members of our executive committee:

Rui Mendonça Junior.    Mr. Mendonça has been our Chief Executive Officer since August 30, 2022, and he is also the CEO of Marfrig’s South America Operation. Mr. Mendonça graduated from the Federal University of Rio Grande do Sul (UFRGS) with a degree in mechanical engineering and he has an MBA in Agribusiness Management. He has been part of Marfrig’s executive staff since 2007 and, before assuming the position of CEO, he was director of industrialized products for the South America Operation. Mr. Mendonça has over 40 years of experience in the beef protein sector. Before Marfrig, he worked in European multinationals and had international experience, in the Australian and American markets. Furthermore, Mr. Mendonça is an advisor at PlantPlus Foods, a joint venture for plant-based foods originally formed between Marfrig and ADM, one of the global leaders in solutions for the food industry.

Rodrigo Marçal Filho. See “— Board of Directors.”

Tang David.    Mr. David has been our Chief Financial Officer and Investor Relations Officer since March 16, 2020, and also serves as Chief Financial Officer for South America. Beginning in 1991, he worked for 11 years in the treasury department at Asea Brown Boveri — ABB Brasil, where his last position was Executive Officer of Banco ABB S.A., which is the financial arm of ABB Brasil. From 2002 to 2006 he worked for 4 years in the treasury department at JBS Friboi, where his last position was as controller of the In-Natura department.

Board of Executive Officers of Our Business Units

Our management is organized by a board of executive officers by business unit. This board of executive officers is comprised of experienced professionals in each area.

The names, dates and positions of each of the members of our board of executive officers by division are presented below:

Name	Position	Age
Rui Mendonça Júnior	Chief Executive Officer of Marfrig and Head of South America	66
Timothy M. Klein	Head of North America	68
Simon McGee	Chief Executive Financial Officer	58
Miguel de Souza Gularte	Chief Executive Officer of BRF.S.A.	66
Fabio Luis Mendes Mariano	Chief Financial Officer of BRF S.A.	44

The heads of our business units can remain in their respective offices indefinitely or may be removed at any time. Below is a brief biographical description of the heads of our business units (other than those officers who are also members of our board of directors or of our board of executive officers):

Rui Mendonça Júnior.    See “— Board of Executive Officers.”

Timothy M. Klein.    Mr. Klein serves as the Chief Executive Officer and President of National Beef Packing Company, LLC. Mr. Klein has been the owner of TMK Holding Inc. since July 27, 2009. Mr. Klein also owns TMKCo, LLC and serves as President of TKK Investments, LLC. Mr. Klein has been Chief Executive Officer of National Beef since July 27, 2009, and serves as its President. He has more than 29 years of experience in the beef processing industry. Mr. Klein served as the Chief Operating Officer of National Beef from 1998 to July 27, 2009, as President from 1998 to July 27, 2009, and as Executive Vice President from 1992 to 1998. Mr. Klein served as Executive Vice President of Sales and Procurement of NBP LLC from 1992 to 1998. Prior to 1992, Mr. Klein served as Vice President of Planning and Analysis of Cargill Inc. and Vice President of Operations Analysis of Armour Food Company, a subsidiary of ConAgra Foods Inc. Mr. Klein served as Vice President of Sales and Pricing at EA Miller Inc. Mr. Klein began his career in the meat industry at IBP Inc., where he served as Manager of Scheduling from 1980 to 1983. He has been a Member of the Board of Managers of National Beef since July 27, 2009. He has served as a Director of the North America Meat Institute.

Simon McGee.    Mr. McGee has served as Chief Financial Officer of National Beef Packing Company, LLC since February 2011. He joined National Beef Packing Company, LLC in 2006 as Vice President, Corporate Strategy and Acquisitions and served in several strategic roles of increasing responsibility prior to becoming Chief Financial Officer in 2011. Prior to joining National Beef in 2006, Mr. McGee spent nine years as an investment banker with Christenberry Collet & Company, Inc., a boutique investment banking firm that provided strategic corporate finance consulting on merger and acquisition and capital markets projects for middle-market public and private corporate clients. Prior to joining Christenberry Collet, Mr. McGee owned and operated a beef cow-calf ranching enterprise. Mr. McGee continues to be directly involved with production agriculture through his family’s ranching operation in Kansas. Mr. McGee has a degree in Economics from Boston College in 1988 and a master’s in business administration from Rockhurst University in 1997.

Miguel de Souza Gularte.    Mr. Gularte has a degree in veterinary medicine from URCAMP (RS) and has 40 years of experience in the meat industry. He started his professional career at Cooperativa Industrial de Carnes e Derivados (Cicade), where he held several positions, such as Quality Control Manager, Manager and Industrial Director. In 1996, he moved to Uruguay where he joined the PUL meatpacker, where he worked as a Commercial Director, General Director, President and partner. In 2011, Miguel led the sale of the PUL meatpacker to Minerva Foods, becoming Minerva’s International Vice President, a position he held until June 2013. In 2015 he became President of JBS Mercosul responsible for the Divisions: Meat, Leathers and New Business in Brazil and for JBS Argentina, Uruguay and Paraguay. Since 2018 he was at Marfrig Global Foods, where he held the position of South America CEO.

Fabio Luis Mendes Mariano.    Mr. Mariano holds a degree in Business Administration and a postgraduate degree in Banking from Universidade Presbiteriana Mackenzie, an MBA from the University of Pittsburgh Katz Graduate School of Business and a specialization in financial markets from Fundação Getúlio Vargas — FGV. Mr. Mariano has 22 years of experience in companies such as Bank Boston, Dupont do Brasil, and on BRF, where he accumulates 14 years and occupied the position of CFO LATAM and General Manager of BRF Alimentos Calchaquí, in Argentina. In 2017, he returned to Brazil as Financial Executive Officer and since 2019 he has served as Vice-Chairman of the Board of BRF Previdência.

Fiscal Council

Pursuant to Brazilian Corporate Law, the fiscal council (Conselho Fiscal) is a body independent of the management and the Company’s independent auditors. The primary responsibilities of the fiscal council are monitoring management activities, reviewing the Company’s financial statements, and reporting its findings to the Company’s shareholders. Our fiscal council will also assist in supervising the performance of internal controls we have adopted.

Whenever established, the fiscal council will be composed of a minimum of three and a maximum of five members with an equal number of alternates. Only residents of Brazil who hold a university degree or who have served in the position of company manager or on a fiscal council may be elected. The members of our fiscal council must also sign, prior to taking office, the instrument of consent of members of the fiscal council, as established in the Novo Mercado listing segment regulation.

The fiscal council may not be composed of members who are also members of our board of directors, board of executive officers or work in a subsidiary or a company of the same group. This prohibition extends to our administrators’ spouses or close family members. In addition, Brazilian Corporate Law established that members of the fiscal council will be compensated with at least 10% of the average salary paid to each executive officer, excluding benefits, expenses and profit sharing.

Our fiscal council is a permanent body composed of three effective members and three alternate members, who are appointed for a one-year term of office with the possibility of reelection.

The table below sets forth the name, age, position and date of election of the effective members of our fiscal council:

Name	Age	Position	Date of Election
José Luiz De Souza Gurgel	58	Effective Member	March 31, 2025
Ricardo Florence dos Santos	70	Effective Member	March 31, 2025
Lucio Abrahão Monteiro Bastos	55	Effective Member	March 31, 2025

Below is a brief biographical description of the current members of our fiscal council:

José Luiz De Souza Gurgel.    Mr. Gurgel has been a member of our fiscal council since April 11, 2023. He has 32 years of experience as an independent auditor or an accounting consultant. Since June 2019, he has been a partner at Andrade Gurgel Consulting and Training, acting as a business consultant specializing in auditing, finance and accounting. Since May 2021, he has been an alternate member of the Fiscal Council of the SOMA Group, a publicly traded company. He is a Certified Fiscal Council Member by the IBGC. From July 2001 to March 2011, he was partner at BDO, integrating their Executive Committee from 2008 to 2010. From April 2011 to May 2019, Mr. Gurgel was a partner at KPMG in Rio de Janeiro. As partner at KPMG and BDO, he led auditing processes of financial statements of publicly traded companies in Brazil, the USA and Europe, as well as the audit of internal controls in order to comply with the SOX for the North America capital market in accordance with PCAOB rules. Mr. Gurgel has experience and has been involved in the audit aspect of corporate reorganizations (acquisitions, mergers, spin-offs and incorporations), initial public offerings and debt issuances. Mr. Gurgel was director of the Instituto dos Auditores Independentes do Brasil (IBRACON) from 2008 to 2017. He is also a professor of accounting and auditing in corporate courses. Mr. Gurgel holds a master’s degree in accounting sciences from Fucape Pesquisas, Ensino e Participações Ltda. — FUCAPE RJ. Mr. Gurgel holds a master’s degree in accounting sciences from Fucape Pesquisas, Ensino e Participações Ltda. — FUCAPE RJ, having prepared his thesis relating to the auditing area. He graduated in Economics from the Universidade do Estado do Rio de Janeiro (UERJ) and in Accounting from the Faculdade da Cidade, with a postgraduate degree in business management from Cândido Mendes.

Ricardo Florence dos Santos.    Mr. Florence has been a member of our fiscal council since March 30, 2020. He has acted as an independent member of the board of directors of Movida Rental Car, S.A. since 2016 and as a member of the Fiscal Council of CPFL Energia since 2017. He served as CFO of Marfrig Global Foods S.A. from 2013 to 2016 and as Executive Director of Investor Relations from 2007 to 2014. He has a degree in chemical engineering from the Polytechnic School of USP and in business administration from Universidade Mackenzie, he holds a master’s in business administration with a focus on strategy and finance from IBMEC-SP. He worked at Grupo Pão de Açúcar from 1984 to 2000 in various positions, including as Director of Strategic Planning, Finance and Executive Director of Investor Relations. He was also responsible for investor relations at UOL Inc. Grupo Folha de São Paulo from 2000 to 2001 and Brasil Telecom from 2005 to 2007. He served on the board of directors of Grupo Pão de Açúcar from 1995 to 1999, UOL — Grupo Folha in 2001 and the Brazilian Institute of Investor Relations from 1998 to 2001 and from 2014 to 2019. He was also CEO at the Brazilian Institute of Investor Relations from 2010 to 2013 and at Dentalcorp S.A. Advisory Board from 2002 to 2006.

Lucio Abrahão Monteiro Bastos.    Mr. Bastos has been a partner and COO of a company in the energy sector for five years, having worked for over 28 years in auditing and consulting firms. He was a partner at a Big Four firm until April 2019, focusing primarily on tax, labor, and social security consulting, where he coordinated the Indirect and Customs Tax area. He served as the Latam Consulting Lead Partner at a large company for several years, assisting in its sale in 2008. He holds a bachelor’s degree in law, an MBA in Business Management, and has experience in boards and committees. In the training field, he has taught courses on income tax and social contribution, taxation in the production and circulation of goods, tax management, and labor and social security routines, with articles published in various journals and newspapers. He has attended numerous courses and lectures for professional development and has contributed with several articles and publications in magazines and newspapers in Brazil.

Ownership of Shares

The table below sets forth the number of shares issued by us and held directly or indirectly by our directors and executive officers as of December 31, 2024:

Name	Number of Common Shares	(%)
Controlling Shareholders(1)	498,008,717	56.21%
Marcos A. Molina dos Santos(2)	59,526,979	6.72%
Marcia Aparecida Pascoal Marçal dos Santos(3)	39,627,784	4.47%
Board of Directors	100,163	0.01%
Board of Executives	614,038	0.07%
Fiscal Council	922,927	0.10%
Others	280,275,549	31.63%
Treasury Stock	6,923,843	0.78%
Total	886,000,000	100%

Compensation

Pursuant to Brazilian Corporate Law, our shareholders are responsible for establishing, at a shareholders’ meeting, on an annual basis, the total amount of compensation of the members of our management. Our board of directors is responsible for deciding how to allocate the amount fixed between its members and those of our board of executive officers.

For the year ended December 31, 2024, the aggregate compensation of the members of our management totaled R$41.820 million, including benefits. At our general shareholders’ meeting held on March 11, 2024, our shareholders approved an aggregate compensation for the members of our management of up to R$54.441 million, including benefits for the year ended December 31, 2024.

The table below sets forth the aggregate compensation that the directors and officers of Marfrig received during 2024:

	Fixed	Variable	Total
	(in thousands of R$)
Board of Directors	7,809	—	7,809
Management	10,727	22,360	33,087
Audit Committee	924	—	924
Total	19,460	22,360	41,820

Stock Option Plan

We have a stock option plan (the “Plan”), which was originally approved on May 7, 2007 at a special shareholders’ meeting. The Plan was revised and consolidated on May 29, 2009 at a special shareholders’ meeting.

The Plan establishes that our board of directors may create stock option programs with specific conditions regarding its participants, number of options granted, performance targets or performance achieved, exercise price and other conditions, which may be different from the general conditions established in the Plan (the “Specific Programs”).

Specific Programs have been developed within the framework of the Plan. They were analyzed by our Compensation, Corporate Governance and Human Resources Committee, and submitted to our board of directors. The Specific Programs and contract model were prepared with the assistance of a Brazilian law firm to assure compliance with Brazilian Corporate Law.

The beneficiaries must follow our Securities Trading Policy, which is available on our investor relations website.

Share Acquisitions Through Our Repurchase Program for the Stock Option Plan and Our Treasury Stocks

As of December 31, 2024, there were 3,769,575 shares held in treasury (balance) registered in our financial statements in the amount of R$1,703,767.

In 2008 and 2011 our board of directors approved share buyback programs pursuant to which we acquired a total of 695,000 and 1,965,500 shares, respectively.

On September 14, 2018, our board of directors approved the use of the available capital reserve to acquire shares. The buyback program includes the acquisition of up to 12,000,000 registered, book-entry common shares without par value, limited to three percent (3%) of our outstanding shares. The maximum period for effecting the purchase transactions is eighteen (18) months, starting on September 14, 2018, and ending on March 13, 2020.

On November 21, 2023, our board of directors approved a new share buyback plan for up to 31,000,000 registered, book-entry common shares with no par value. The maximum period for effecting the purchase transactions is 18 months, starting on November 21, 2023, which ended on August 14, 2024.

On August 14, 2024, the Board of Directors approved a new share buyback plan for up to 25,000,000 registered, book-entry common shares with no par value. The maximum period for effecting the purchase transactions is 18 months, starting on August 15, 2024, which ended on October 8, 2024.

On November 13, 2024, the Board of Directors approved the new share buyback plan authorizing the Company to acquire up to 27,827,806 common shares, corresponding to 3.14% of the total shares issued by the Company and 9.72% of the outstanding shares.

In 2024, the Company repurchased 48,204,550 shares for R$575,998 referring to the three aforementioned Share Buyback Programs.

Stock Option Grants

The granting of stock options of our Specific Programs has been approved by our Compensation, Corporate Governance and Human Resources Committee, and by our board of directors, as authorized by our shareholders, at shareholders’ meetings. Under the Specific Programs, one quarter of the stock options granted in a specific year are eligible to be exercised in each of the following four years.

The exercise price for the long-term grant regarding the 2019/2020 period is R$6.185720. The following criteria were adopted for the exercise of stock options in connection with the Specific Plan XIV — Long Term 2019/2020: average weighted price in the 20 trading sessions prior to March 1, 2020 (as approved by the board of directors at a meeting held on November 11, 2020): R$12.371440.

No options were cancelled or expired in the year ended December 31, 2024. There were two participants in our stock option program on December 31, 2024. See note 37.5 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

Participants’ Rights Under the Plan

All dividends and distributions or their equivalent (whether in cash, shares or another form) for unexercised restricted shares are rights of the participant and will be credited by us to their account for release when the restrictions terminate.

We will have the option to pay these credits for accumulated dividends or distributions or their equivalent in cash, in our shares in lieu of cash or by other means. If the payment is made in shares, their conversion will be made at the weighted average price from the previous 20 trading sessions on the B3 before the payment date, adjusted for the net income tax amount levied on the credit granted.

The rights will elapse if the participant ceases to be our employee or to provide services to us for any reason other than death, disability, retirement or involuntary termination that is not for cause. In these cases, all restricted shares will terminate and those not exercised will become released amounts, fully exercised.

When our capital is increased, the participants will have the right to exercise their subscription rights with their own funds for the total of the amount granted, and the shares subscribed will be immediately released to the participant.

Stock Option Plan Movements and its Effects in Our Income Statement as if We Had Accounted for the Stock Option Plan Movements on December 31, 2024

For details on the demonstration of the bonuses paid through restricted shares to our executive officers and through stock options to our directors and information regarding the effects of these payments on our income statement as if we had accounted for the payments on December 31, 2024. See note 37.5 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

Total Options Granted

The compensation policy is designed to establish the criteria, responsibilities and directions for the short- and long-term compensation program of Marfrig Group’s management (bonus and stock option).

The purpose of this policy is to motivate the Company’s executive officers to grow and develop to achieve maximum performance, in line with the business objectives, through a short- and long-term reward payout.

The Compensation, Corporate Governance and Human Resources Committee is responsible for evaluating/analyzing management’s compensation. The Committee is made up of a coordinator and two other members, who are all on the board of directors. Meetings are held periodically to discuss strategic human resources issues.

The parameters used to determine management’s compensation are based on market practices.

Options granted are broken down as follows:

Plans	Granting Date	Performance (vesting) period	Option Expiration Date	Options Granted	Vested Options	Options Exercised in the Period	Options Exercised and/or cancelled in all prior periods	Outstanding Agreements	Option Exercise Price
Options Exercised/ Cancelled in the Previous Periods				12,954,382	12,924,071	—	12,924,071	30,311	—
ESP XIV LP 19-20	11/11/2020	03/03/2024	09/02/2024	30,311	30,311	30,311	—	—	R$6.1857
Total on	12/31/2024			12,954,382	12,954,382	30,311	12,924,071	—

Family Relationship Among Management, as well as Between Managers and Our Shareholders

Mr. Marcos Antonio Molina dos Santos, the chairman of our board of directors, and his wife Ms. Marcia Aparecida Pascoal Marçal dos Santos, a member of our board of directors, hold, directly and indirectly, 67.40% of our capital stock as of December 31, 2024. Mr. Rodrigo Marçal Filho, one of our executive officers and a member of our board of directors, is Ms. Marcia Aparecida Pascoal Marçal dos Santos’s brother.

Security Ownership by Principal Shareholders

Principal Shareholders

Name	Number of Common Shares	(%)
Controlling Shareholders(1)	498,008,717	56.21%
Marcos A. Molina dos Santos(2)	59,526,979	6.72%
Marcia Aparecida Pascoal Marçal dos Santos(3)	39,627,784	4.47%
Board of Directors	100,163	0.01%
Board of Executives	614,038	0.07%
Fiscal Council	922,927	0.10%
Others	280,275,549	31.63%
Treasury Stock	6,923,843	0.78%
Total	886,000,000	100%

____________

Notes:-

(1)      The number of shares held by “Controlling Shareholders” indicated above comprises the common shares held by MMS Participações Ltda. Mr. Marcos A. Molina and Ms. Marcia Aparecida Pascoal Marçal dos Santos each hold 50.0% of the shares of MMS Participações. See “Principal Shareholders.”

(2)      The number of shares held by Mr. Marcos A. Molina dos Santos comprises the common shares held directly Marfrig Global Foods S.A.

(3)      The number of shares held by Ms. Marcia Aparecida Pascoal Marçal dos Santos comprises the common shares held directly in Marfrig Global Foods S.A.

Information on Our Principal Shareholders

MMS Participações Ltda.

MMS Participações, our controlling shareholder, is a corporation organized under the laws of Brazil, with registered office in the city of São Paulo, state of São Paulo. MMS Participações’ corporate purpose is to manage its own assets, acquire interests in companies in Brazil and elsewhere and make investments in general. As of the date of this offering memorandum, MMS Participações holds the controlling power, and is controlled by Marcos Antonio Molina dos Santos and Marcia Aparecida Pascoal Marçal dos Santos.

Related Party Transactions

According to the Company’s by-laws, the board of directors must approve any transactions or group of transactions involving the Company and any related parties, whose annual value exceeds the limit defined by the board of directors. The Company defines a “related party” as any member of management, employee or shareholder of the Company that holds, directly or indirectly, more than a 10% interest in the Company’s share capital. Our board of executive officers and our financial committee may approve transactions between related parties whose value is below the limit defined by the board of directors.

The Company’s controlling shareholder, MMS Participações, and its sole partners, have endorsed some financial agreements of the Company. No amounts were paid to the controlling shareholder or to its partners for the guarantees offered. In case of default, creditors can demand payment directly from the controlling shareholder and from its partners and, if they make the payment, they will be entitled to reimbursement from the Company. There are no other relationships with officers or shareholders of Marfrig Group with the Company.

In addition, in the ordinary course of business, companies within the Marfrig Group enter into transactions on an arm’s length basis. The nature of related-party transactions between Marfrig Group companies is represented by commercial transactions (purchases and sales of products) and sending cash as payment of such transactions, as well as for working capital.

Intercompany loans (instruments receivable and payable) in Brazil (parent company and subsidiaries) are managed by checking accounts held between the companies based on the centralized cash system managed by the parent company. For transactions with subsidiaries abroad, the loan rate reflects the Secured Overnight Financing Rate, or “SOFR” or the Euro Interbank Offered Rate, or “Euribor.”

Purchases and sales of products are made at market values. No guarantees or estimated losses with doubtful accounts are required. These transactions involve the purchase and sale of fresh meat and cattle, poultry and lamb processed products.

Transactions between subsidiaries do not have an impact on consolidated financial statements, given that they are eliminated in consolidation.

For further information on related party transactions, see note 36 to our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023.

Description of Capital Stock

Description of Capital Stock

General

Below is a descriptive summary of certain material provisions set forth in our bylaws, Brazilian Corporate Law, as well as the regulations of the CVM and the Novo Mercado of the B3 that concern our capital stock, management, periodic and occasional disclosures, as well as other corporate issues applicable to us.

This is not an exhaustive summary of the matters addressed below. It merely provides an overview of some provisions of our bylaws, Brazilian Corporate Law, and the CVM and Novo Mercado listing regulations.

We are a publicly held company with authorized capital incorporated under Brazilian law for an unlimited term. The CVM accepted our registration as a publicly held company on June 18, 2007.

On May 18, 2007, we signed an agreement to join the Novo Mercado of the B3. Our shares began trading on the Novo Mercado on June 29, 2007.

Description of Capital Stock

As of the date hereof, our capital stock is R$8,328,577,961.00 comprised of 857,928,119 nominative, book-entry shares with no par value, fully subscribed for and paid in reais. In accordance with the Novo Mercado regulations, we are not allowed to issue preferred shares so long as our shares are listed on the Novo Mercado.

Authorized Capital

According to our bylaws, our capital stock may be increased up to 2,000,000,000 common shares, without the need to amend our bylaws, as our board of directors may approve from time to time. Any increase exceeding the authorized capital limit must be approved by our shareholders at a general shareholders’ meeting.

Corporate Purpose

Our corporate purpose is: (i) the operation of meatpacking activities, with the slaughter of cattle, horses, pigs, goats, sheep, poultry, buffalo and the industrialization and sale of products and by-products of animal origin, edible or not, including, but not limited to, the industrialization and sale of leather products and by-products, in its own establishment or that of third parties; (ii) the purchase, sale, distribution, representation, import and export of food products in general, including alcoholic or non-alcoholic beverages and others; (iii) purchase and sale of standing cattle, horses, pigs, goats, sheep, poultry, buffalo; (iv) supply of effective labor to other companies; (v) exploration of agricultural and forestry activities; (vi) participation as a partner or shareholder in any commercial or civil company; (vii) distribution and sale of food products in general; (viii) production, distribution and sale of soaps, washing preparations, disinfectants, softeners and other hygiene and cleaning products; (ix) cogeneration, production and sale of energy and biodiesel; (x) participation in the financial market, as well as in the carbon credit market; (xi) marketing and production of products derived from legumes and vegetables, as well as all their derivatives and substitutes; feed, preserves, canned goods and fats; and (xii) transportation of its products and those of third parties; representations and other related ventures that are necessary for the company’s objectives; (xiii) breeding, rearing and fattening cattle, horses, pigs, goats, sheep, poultry and buffaloes, in its own establishment and those of third parties; (xiv) the import and export of products related to the object of the farming activity, as well as embryos and others; (xv) the provision of effective labor to other companies; (xvi) the provision of services to third parties for the breeding, treatment, handling, fattening and transportation of cattle, horses, pigs, goats, sheep, poultry and standing buffalo; (xvii) technical testing and analysis; (xviii) manufacture of pharmochemical products of animal origin; (xix) manufacture of organic chemical products not previously specified; and (xx) ecological restoration services.

Treasury Shares

As of May 15, 2025, we had 8,605,921 common shares held in treasury, representing 1.0% of our capital stock.

Rights of Common Shares

Each common share entitles its owner to one vote in our annual and extraordinary shareholders’ meetings. According to our bylaws and the Novo Mercado regulations, we cannot issue shares without voting rights or with restricted voting rights. Moreover, as provided in our bylaws and Brazilian Corporate Law, our shareholders have the right to receive dividends and other distributions made in connection with our common shares in proportion to their ownership interest in our capital stock. See “Dividends and Dividend Policy — Payment of Dividends and Interest on Shareholders’ Equity” for a more detailed description of dividend payments and other distributions related to our common shares. In the event of our liquidation, our shareholders have the right to receive our capital in proportion to the common shares they hold, after we comply with all our obligations. Our shareholders have a preemptive right to subscribe to new common shares we issue, except in certain circumstances provided for in Brazilian Corporate Law. For more information about our shareholders’ preemptive rights, see “— Preemptive Rights.”

Additionally, our common shares will grant future holders the same rights, advantages and restrictions as those granted to current holders of our common shares, pursuant to our bylaws, Brazilian Corporate Law and the Novo Mercado regulations, including: (i) the right to the minimum mandatory dividend, in each fiscal year, equivalent to 25% of the adjusted net income pursuant to article 202 of the Brazilian Corporate Law; (ii) the right to dispose of the common shares under the same conditions as those granted to the controlling shareholder, in the event of a direct or indirect change of control, either through a single transaction or through successive transactions; (iii) the right to sell the common shares in a public tender offer to be held by us or by any of our controlling shareholders, in the event of cancellation of registration as a publicly-held company or delisting from the Novo Mercado by at least its economic value, determined by an appraisal report prepared by an institution or specialized company with proven and independent from our decision-making body, our managers and/or any controlling shareholders, provided, however, that the public tender offer for the delisting of our common shares from the Novo Mercado may be waived by the shareholders in accordance with the Novo Mercado regulations; (iv) preemptive rights in the subscription of new shares, convertible debentures and subscription warrants issued us, as conferred by article 109, item IV, of the Brazilian Corporate Law; and (v) the right to receive full dividends and other earnings of any nature that the Company may declare; and (vi) all other rights granted to the common shares issued us, pursuant to the Novo Mercado regulations, our bylaws and the Brazilian Corporate Law.

Stock Options

See “Management — Stock Option Plan.”

Allocation of Results

Under Brazilian Corporate Law, we are initially required to deduct accumulated losses from previous years and make any provision for income and social contribution taxes from our annual results. After these deductions, we may use the remaining balance to pay the amounts allocated to profit sharing for our management, with net income being defined as the results for the period that remain after these deductions.

Allocation of Income

At each annual shareholders’ meeting our shareholders decide how to allocate our net income from the previous year, after the legally required deductions. This decision will be made in accordance with an allocation proposal presented by our board of directors and fiscal committee, if one is in place. Net income may be allocated to dividends, profit reserves and to the payment of interest on shareholders’ equity.

Shareholders’ Meetings

At our shareholders’ meetings, our shareholders have the authority to decide all business related to our corporate purpose and to pass all resolutions they believe appropriate to our protection and development. Shareholders have the exclusive right, during an annual shareholders’ meeting, to approve management reports, our financial statements and to determine the allocation of our net income and the distribution of dividends related to the immediately preceding fiscal year.

The shareholders meet annually in general meetings during the first four months of the fiscal year and, extraordinarily, whenever corporate interests so require.

The members of our board of directors are generally elected at our annual shareholders’ meetings. However, according to Brazilian Corporate Law, they can also be elected at an extraordinary shareholders’ meetings. At the request of owners of a sufficient number of shares, a fiscal council can be established, and its members may be elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with an annual shareholders’ meeting. Our shareholders may take the following actions, among others, exclusively at shareholders’ meetings: (a) elect and dismiss the members of the board of directors, as well as appoint the chairman of the board of directors; (b) establish the annual global compensation of the members of the board of directors and of the executive committee, as well as the members of the fiscal council, if assembled; (c) take, annually, the management’s accounts and deliberate on the financial statements presented by them; (d) amend the bylaws; (e) deliberate on the dissolution, liquidation, merger, split, consolidation of the Company, or of any corporation in the Company; (f) approve stock option plans for its managers and employees, as well as the managers and employees of other companies that are directly or indirectly controlled by the Company; (g) deliberate, in accordance with the proposal presented by management, on the allocation of net income for the year and the distribution of dividends; (h) elect the liquidator, as well as the fiscal council that shall function during the liquidation period; (i) deliberate on the request for cancellation of the Company’s publicly-held company registration and the delisting from B3’s Novo Mercado; and (j) deliberate on any matter submitted by the board of directors.

According to Brazilian Corporate Law and our bylaws, the resolutions taken at a shareholders’ meeting cannot prevent a shareholder of the following rights: (i) the right to vote at general meetings, except as provided by Brazilian Corporate Law and in our bylaws; (ii) the right to participate in the distribution of our profits; (iii) the right to participate, in proportion to their ownership interest in our capital stock, in the distribution of any residual assets in the event of our liquidation; (iv) preemptive rights in relation to the subscription of shares, debentures convertible into shares or subscription warrants, except in the particular circumstances set forth in Brazilian Corporate Law as described under “— Preemptive Rights”; (v) the right to withdraw (direito de retirada) from the company in the circumstances defined by Brazilian Corporate Law, as described under “— Withdrawal Rights and Redemption.”

Quorum

As a general rule, Brazilian Corporate Law provides that a quorum at a shareholders’ meeting consists of shareholders representing, at least, one-fourth of our issued and outstanding voting capital on first call and, on second call, any number of voting shareholders. If our shareholders are called to amend our bylaws, the quorum required at first call is shareholders representing, at least, two-thirds of our issued and outstanding voting shares, and any number on second call. In general, resolutions are passed at shareholders’ meetings by the affirmative vote of the majority of shareholders present or represented by proxy, with abstentions and blank votes not being taken into account.

The affirmative vote of shareholders representing at least half of the voting shares is necessary to approve the following matters: (i) reduction of the mandatory dividends to be distributed to our shareholders; (ii) a change in our corporate purpose; (iii) our consolidation with or merger into another company; (iv) our spin-off; (v) our participation in a group of companies (as defined by Brazilian Corporate Law); (vi) cancellation of our liquidation; (vii) our dissolution; and (viii) the merger of all our common shares into another company, so as to make us a wholly-owned subsidiary of that company.

While we are listed on the Novo Mercado, we cannot issue preferred shares and, to delist from the Novo Mercado segment and list outside of the Novo Mercado segment, we or our controlling shareholder must make a public tender offer for the shares of our shareholders, or a shareholders’ waiver shall be granted in accordance with the Novo Mercado regulations. See “— Delisting from the Novo Mercado.”

Call

According to Brazilian Corporate Law and the Novo Mercado regulation, all notices for our shareholders’ meetings must be published three times in a widely circulated newspaper (for the Company that newspaper is Valor Econômico). The first notice is published at least 21 days before a shareholders’ meeting, or no later than 30 days in the case of an annual shareholders’ meeting or any extraordinary shareholders’ meeting called to elect directors, and the second notice at least eight days before the meeting. A general shareholders’ meeting must be installed in accordance with Brazilian Corporate Law and the chair must be taken by the chairman of the board of directors, who will have the right to designate the secretary. In all cases, the notice must specify the place, date and time, and the agenda of the meeting and, in the case of a proposed amendment to our bylaws, a description of such proposal.

Location of Shareholders’ Meetings

Our shareholders’ meetings take place at our headquarters in the city of São Paulo, in the state of São Paulo. Brazilian Corporate Law allows our shareholders’ meetings to be held at a place other than our headquarters in the event of force majeure, provided the meetings are held in the city of São Paulo and that the relevant notice states clearly where the shareholders’ meeting will occur.

In addition, our shareholders’ meetings may be held digitally, in accordance with the Brazilian Corporate Law and the CVM rules. In such case, such shareholders’ meetings will be deemed as occurred at our headquarters.

Who May Call Shareholders’ Meetings

Shareholders’ meetings may be called by the board of directors, whenever it considers it appropriate or as required by law. Shareholders’ meetings may also be called by: (i) any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days from the date set forth by Brazilian Corporate Law; (ii) shareholders holding at least 5% of our capital stock, if our board of directors fails to call a shareholders’ meeting within eight days from the receipt of a request for such a meeting indicating the issues to be discussed and appropriate reasons; (iii) shareholders holding at least 5% of our share capital, if our board of directors fails to call a shareholders’ meeting within eight days from the receipt of a request to call a meeting for the formation of the fiscal council; and (iv) the fiscal council, when one is in place, if our board of directors delays calling the annual shareholders’ meeting for more than one month from the date on which it should be held. The fiscal council, if one is in place, may also call an extraordinary shareholders’ meeting whenever there are important or urgent matters to be addressed.

Conditions of Admission to Shareholders’ Meetings

The shareholders present at a general shareholders’ meeting must prove they are shareholders and the ownership of the shares through which they intend to vote by presenting an identification document and the statement issued by the financial institution at least two days before the general meeting.

Our shareholders may be represented at a general meeting by a proxy appointed for less than one year who is also a shareholder, part of our management or an attorney, or by a financial institution. Shareholders incorporated as legal entities or investment funds may be represented by their respective legal representatives, in accordance with their constitutive documents.

Board of Directors

Our board of directors is our decision-making body responsible for setting our general business policies, including the establishment of our long-term strategies. See “Management — Board of Directors.”

Transactions in which Our Directors and Officers have an Interest

Under Brazilian Corporate Law, a director and an officer must not:

•        perform any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

•        by virtue of the director’s or officer’s position, receive any type of direct or indirect personal advantage from third parties without authorization in our bylaws or from a shareholders’ meeting;

•        borrow money or property from us or use our property, services or credits for the director’s or officer’s own benefit, or for the benefit of a company in which the director or officer has an interest or a third party, with the prior approval of the shareholders’ meeting or of our board of directors;

•        take part in any corporate transaction in which the director or officer has an interest that conflicts with our interest, or in the decisions made by other directors or officers on the matter;

•        use, for his or her own benefit or for the benefit of third parties, commercial opportunities made known to his or her as a result of his or her participation in our management;

•        fail to exercise or protect our rights or, for the purposes of obtaining benefits for himself or herself or third parties, miss business opportunities for us; and

•        purchase, for resale, assets or rights known to be of interest to us or necessary for our activities.

See “Management” for more information.

Withdrawal Rights and Redemption

Withdrawal Rights

Any shareholder who dissents from certain actions taken during a shareholders’ meeting has the right to withdraw from our Company and to receive the equity value of his or her shares based on the criteria established by Brazilian Corporate Law.

According to Brazilian Corporate Law, shareholders’ withdrawal rights may be exercised under the following circumstances, among others:

•        a reduction of our mandatory dividend;

•        our consolidation with or merger into another company (in certain circumstances, as described in the paragraph below);

•        our participation in a group of companies (as defined in Brazilian Corporate Law, and in certain situations, as described below);

•        a change in our corporate purpose or our corporate form;

•        our spin-off (in certain circumstances, as described in the paragraph below);

•        a merger of shares involving us under the terms of article 252 of Brazilian Corporate Law carried out by another Brazilian company, such that we become a wholly-owned subsidiary of that company, and

•        acquisition of control of another company for a price that exceeds certain limits provided for in law.

Brazilian Corporate Law further provides that our spin-off will entitle our shareholders to withdraw from our Company only if the spin-off: (i) causes a change in our corporate purpose, except if the equity spun off is purchased by a company whose primary activities are consistent with our corporate purpose; (ii) reduces the mandatory dividend to be distributed to our shareholders; or (iii) causes us to join a group of companies (as defined in Brazilian Corporate Law).

In the event of our (i) consolidation with or merger into another company; (ii) participation in a group of companies (as defined in the Brazilian Corporate Law); (iii) merger of all of the shares of another company to make it our wholly-owned subsidiary, or merger of all of our shares to another company so that we become a wholly-owned subsidiary of such company; or (iv) acquisition of control of another company for a price that exceeds certain limits provided by applicable law, our shareholders will not be entitled to withdraw if their respective shares are liquid, which the CVM defines as being part of the B3 index or other traded stock exchange index, and being widely held, such that the controlling shareholder, the parent company or other jointly controlled companies hold less than 50% of our shares.

The right to withdraw expires 30 days after the publication of the minutes of our shareholders’ meeting that approved the act that triggered that right. Furthermore, the shareholders in an shareholders’ meeting have the right to reconsider (by a majority of those present) any resolution giving rise to withdrawal rights for ten days after expiry of those rights upon call by our board of directors if they believe the redemption of shares of dissenting shareholders would jeopardize our financial stability.

If our shareholders exercise withdrawal rights, they are entitled to receive the equity value of their shares, based on our most recent balance sheet approved at a shareholders’ meeting. However, if the resolution giving rise to the withdrawal rights is passed later than 60 days after the date of our most recent balance sheet, our shareholders may demand, together with the reimbursement, that their shares be valued in accordance with a new balance sheet dated no earlier than 60 days before the resolution date. In this case, we must immediately pay 80% of the reimbursement amount of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of our shareholders’ meeting.

Redemption

According to Brazilian Corporate Law, we may redeem our shares upon approval, at a shareholders’ meeting, of shareholders representing at least 50% of the shares that would be affected by the redemption. The redemption can be paid for with our profits, profit reserves (except legal reserves) or capital reserves. In the case of partial redemption, the shares to be redeemed would be selected by lottery.

Registration of our Shares

Our common shares are held in book entry form with Banco Bradesco S.A. The transfer of our common shares is carried out by means of an entry by Banco Bradesco S.A. in its registration system for debiting the share account of the seller and crediting the share account of the buyer, through a written transfer order from the transferor or a judicial authorization.

Preemptive Rights

Except as described in the paragraph below, our shareholders have a preemptive right to subscribe for new shares in any capital increase in proportion to their ownership interest in our common shares at the time of the capital increase, except in the event of a grant or exercise of any option to acquire or subscribe to our shares. Our shareholders also have preemptive rights to subscribe to debentures convertible into shares and subscription warrants we may issue. Our shareholders are entitled to a period of at least 30 days following the publication of a notice to them of a capital increase to exercise their preemptive right, and such right may be transferred or sold by the shareholder.

However, under Brazilian Corporate Law and our bylaws, our board of directors may refuse preemptive rights or reduce its exercise period with respect to capital increases through the issuance of shares, subscription warrants, debentures or other securities convertible into shares, within the authorized capital limit and, the distribution of which is effected through a sale on a stock exchange, by public offering or an exchange of shares or in a public tender offering for the acquisition of our control.

Trading of Our Securities by our Controlling Shareholder, our Directors and Executive Officers and Us

We are subject to CVM Resolution No. 44 with respect to the trading of our securities. As a result, we, our controlling shareholder, whether direct or indirect, our directors, our executive officers and members of our fiscal council and of any bodies performing technical or advisory roles, as established under our bylaws and who are considered insiders by the Brazilian capital markets legislation, as well as any person who, as a consequence of his or her position held with us or our affiliates, is aware of information or a relevant act or fact that constitutes undisclosed material information, are prohibited from trading in our securities, including derivatives that involve securities we have issued, before the disclosure of material information regarding us.

This restriction also applies during the 15-day period preceding the disclosure of our quarterly information (Informações Trimestrais), or ITR, or our standardized financial statements (demonstrações financeiras padronizadas), or DFP, a report on a standard form containing relevant financial information derived from our financial statements that we are required to fill out and file with the CVM.

Going Private Process

We may become a private company if we or our controlling shareholders conduct a public tender offer for the acquisition of all of our outstanding shares provided that:

•        the offering price should be the fair value of those shares, and at least equal to the valuation of our Company, based on the criteria, adopted individually or in combination, of our shareholders’ equity valued at market rates, discounted cash flow, comparison by multiples, quotation of the shares in securities markets, or based on another criterion accepted by the CVM, ensuring the revision of the value of the offer; and

•        shareholders representing more than two-thirds of free float shares should have agreed to the deregistration or accepted the offer; provided, however, that for such purposes outstanding shares shall mean shares the holders of which shall have agreed to the deregistration or enrolled to participate in the offer.

Pursuant to Brazilian Corporate Law, the offered price may be reviewed if holders of at least 10% of our free float shares may require our board of directors to call a special shareholders’ meeting to determine whether to perform another valuation, according to the same or another criteria, to determine the value of the common shares. The request must be duly justified and submitted within 15 days from the disclosure of the offering price. The shareholders requesting a new appraisal, and those voting in favor of such proposal, must refund the company for its cost, if the newly appraised value is lower than or equal to the initially appraised offering price. If the new valuation price is higher than the original valuation price, the public offering shall be made at the new valuation price or be canceled.

Delisting from the Novo Mercado

We may, at any time, delist our common shares from the Novo Mercado, provided that the action is approved by shareholders at a shareholders’ meeting, in accordance with our bylaws. In addition to the shareholders’ approval, the delisting from the Novo Mercado will be conditioned upon the launch, by us or our controlling shareholders, of a public tender offer for all of our common shares, provided that:

•        the price of the delisting public tender offer shall be established in accordance with the rules applicable to the public tender offer for the deregistration described above; and

•        shareholders representing more than one-third of free float shares should have agreed to the delisting or accepted the offer; provided, however, that for such purposes outstanding shares shall mean shares the holders of which shall have agreed to the delisting or enrolled to participate in the offer.

The launch of the delisting public tender offer may be waived by the majority of the free float shareholders present at a shareholders’ meeting to be held, on first call, with shareholders representing, at least, one-third of the free float shares, and, on second call, with any number of free float shareholders.

The delisting from the Novo Mercado does not imply the cancellation of the trading of shares on the B3. When the delisting occurs due to the cancellation of our publicly held company registration, we or our controlling shareholders must follow the requirements applicable to the cancellation of such registration.

In the case of our delisting from the Novo Mercado as a result of non-compliance with the obligations contained in the listing rules of the Novo Mercado, we or our controlling shareholders must launch a public tender offer for shares held by other shareholders for at least the economic value of the shares, pursuant to the terms and conditions under applicable law and the listing rules of the Novo Mercado.

In the event of a corporate restructuring involving the transfer of our shareholding base, the resulting companies must list on the Novo Mercado within 120 days of the general meeting which approved such restructuring. Should the resulting companies not wish to list on the Novo Mercado, such restructuring must be approved by the majority of our free float shareholders, in accordance with the procedure applicable to the waiver from the delisting public tender offer, as described above.

Change of Control

The listing rules of the Novo Mercado provide that a change of control, either through one transaction or through successive transactions, is subject to the condition that a mandatory tender offer for all of our common shares is launched by the acquirer. The tender offer must have the same terms and conditions of the sale of control transaction and must comply with the terms and conditions under applicable law and the listing rules of the Novo Mercado.

In any case, the acquirer must ensure a free float of at least 20% our share capital or 15% of our share capital, provided that the average daily trading volume of our shares remains equal to or greater that R$20.0 million considering all transactions occurring in the last 12 months. Any sale of control by the controlling shareholder will be conditioned upon compliance, by the acquirer, with the listing rules of the Novo Mercado.

Trading Policy

On April 06, 2023, our board of directors approved a Policy for Trading with Securities Issued by the Company, or the Trading Policy, in accordance with CVM Resolution No. 44. The Trading Policy establishes rules, procedures and policies to be observed by anyone that has or may have access to inside information, with the objective of observing good conduct practices and preserving adequate transparency and equitable treatment in the trading of securities, as set forth in CVM Resolution No. 44.

Disclosure Requirements

Pursuant to Brazilian Corporate Law, the CVM regulations and the listing rules of the Novo Mercado, public companies are required to disclose to CVM and B3 the following periodic information:

•        notices of our shareholders’ meeting on the same date as their publication or the 15th day prior to the annual shareholders’ meeting;

•        registration form (Formulário Cadastral) within five months from the end of each fiscal year;

•        annual report (Formulário de Referência) within five months from the end of each fiscal year;

•        annual financial statements (Demonstrações Financeiras Padronizadas), or DFP, together with the audit report issued by an independent auditor duly registered with the CVM, within three months from the end of each fiscal year or when the company discloses the information to the shareholders, or to third parties, whichever occurs first;

•        quarterly report on standard form containing our relevant quarterly corporate, business and financial information (Informações Trimestrais), or ITR, together with the special review report issued by an independent auditor duly registered with the CVM, within 45 days from the end of each quarter of the year, except the last quarter, or when the company discloses the information to the shareholders, or to third parties, whichever occurs first;

•        report of sustainability-related financial disclosures, in accordance with the terms and deadlines established by specific regulations;

•        call notice for the annual shareholders’ meeting no later than 21 days prior to the scheduled date of the annual shareholders’ meeting or on the same day of its first publication, whichever occurs first;

•        management proposal providing for the matter to be resolved at the annual shareholders’ meeting;

•        summary of the decisions made at annual shareholders’ meetings, on the date they were held;

•        a copy of the minutes of the annual shareholders’ meeting, within seven days after the meeting;

•        report from the debenture holders trustee, when applicable, within four months after the end of the fiscal year or on the same day it is disclosed by the trustee, whichever occurs first;

•        remote voting ballot, in accordance with the terms and deadlines established by specific regulation;

•        Brazilian Corporate Governance Code report (informe sobre o Código Brasileiro de Governança Corporativa); and

•        synthetic and detailed voting maps for the resolutions taken under the shareholders’ meeting.

In addition to the periodic information listed above, public companies are also required to disclose to CVM and B3, among others, the following eventual information:

•        a copy of the minutes of any extraordinary, special, and debenture holders’ meetings, within seven business days from the date they are held, accompanied by any voting statements, dissents, or protests;

•        a copy of minutes of meetings of the board of directors, provided they contain resolutions intended to produce effects before third parties, accompanied by any statements submitted by the directors, within seven business days from the date of the meeting;

•        a copy of any shareholders’ agreements, within seven days after the date they are filed with our registered office;

•        information on any request for judicial restructuring or ratification of extrajudicial restructuring, or for a petition declaring our bankruptcy or a third-party petition for our bankruptcy which are based on a material amount, on the same date of filing with the court or on the date we receive notice in the case of a third-party petition; and

•        information on any judicial decision on our bankruptcy, on the date we receive notice.

Disclosure of Trading by Our Principal Shareholders, Directors, Executive Officers or Members of the Fiscal Council

According to CVM regulations, the directors, executive officers and members of our fiscal council, if one is in place, as well as members of any of our technical or advisory bodies, are required to report to us the ownership of and trading of our common shares or the shares of any publicly held company that we control or are controlled by, or persons closely related to them. If the person is an individual, the communication must include the shares held by his or her spouse, partner or dependent that is included in his or her tax return and any company directly or indirectly controlled by any of these persons. The communication must at least include the following information:

•        the name and qualifications of the person providing the information;

•        the amount, per type and/or class, of shares traded, or other characteristics in case of other securities traded, and identification of the issuing company as well as the balance of the amount withheld before and after the trading; and

•        the form, price and date of the transactions.

This information must be sent (i) within five days after each trade, or (ii) on the first business day after the appointment of the director, officer or member for his or her position.

We must send the above-mentioned information to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed within 10 days after the end of each month in which any change in such ownership occurred or after the end of each month in which any of the persons above invested in their positions.

The above-mentioned information must be delivered individually and consolidated by each category of persons indicated therein, and the consolidated information will be available in the CVM electronic system (Informações Periódicas e Eventuais — IPE).

Our investor relations officer is responsible for the transmission of the information received by us to the CVM and, if applicable, to the stock exchanges and organized over-the-counter exchanges where our securities are listed.

Pursuant to CVM Resolution No. 44, whenever there is an increase or reduction in multiples of 5% in the ownership of any type of share forming our capital stock by any shareholder or group of shareholders, including with respect to equity derivative instruments related to such shares, whether directly or indirectly, that shareholder or group of shareholders must disclose the following information to us: (i) the name and credentials of the person acquiring the shares; (ii) the goal of the acquisition of the ownership interest and quantity intended to be acquired, including, if relevant, a declaration that the transaction does not aim to change the composition of the company’s control or administrative structure; (iii) the number of shares and other securities and derivatives referenced in the shares (with physical or financial settlement); (iv) reference to any agreement or contract regulating the exercise of voting rights or the purchase and sale of our securities; and (v) for foreign shareholders, the name and fiscal number of their representative in Brazil. We are required to send this information to the CVM and B3 and update our Brazilian Reference Form.

Disclosure of Material Developments

On April 06, 2023, our board of directors approved the Material Act or Fact Disclosure Policy, or the Disclosure Policy, under which we have to inform the CVM and the B3 of any material facts or acts related to our business, in accordance with law No. 6,385, of December 7, 1976, as amended, and the regulations issued by the CVM. We also have to disclose to the market such fact or act by publishing a notice. A fact or act is material if it may significantly affect the price of our securities, the investment decision to purchase, sell or maintain these securities or the decision by investors to exercise any rights attaching to such securities. Under special circumstances, we may request confidential treatment by the CVM for certain material developments when our management believes that disclosure would be detrimental to us.

Ultra Vires Acts

The Brazilian Corporate Law contains a provision that sets forth certain ultra vires acts that are expressly prohibited, deeming null and without effect in relation to us any acts, such as pledges, oral guarantees, and endorsements, among others, that are not related to our corporate purpose or that are against our bylaws.

Arbitration Clause

We, our shareholders, managers and members of our fiscal council, undertake to resolve any and all disputes or controversies that may arise out of the provisions of Brazilian Corporate Law, our bylaws, capital markets regulations, the Novo Mercado listing agreement and/or regulations from CMN, Central Bank or CVM, by means of arbitration under the rules of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3.

Description of American Depositary Shares

JPMorgan Chase Bank, N.A., or “JPMorgan,” as depositary, will register and deliver American Depositary Shares, also referred to as “Marfrig ADSs,” in respect of our common shares. Each Marfrig ADS represents one Marfrig common share (or a right to receive one Marfrig common share). Each Marfrig ADS will also represent any other securities, cash or other property which may be held by the depositary. JPMorgan’s principal executive office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

You may hold Marfrig ADSs either (i) directly (a) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of Marfrig ADSs, registered in your name or (b) by having Marfrig ADSs registered in your name in the Direct Registration System, or (ii) indirectly by holding a security entitlement in Marfrig ADSs through your broker or other financial institution. If you hold Marfrig ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the Marfrig ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or “DRS,” is a system administered by The Depository Trust Company, also referred to as “DTC,” pursuant to which the depositary may register the ownership of uncertificated Marfrig ADSs, which ownership shall be evidenced by periodic statements sent by the depositary to the registered holders of uncertificated Marfrig ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Brazilian law governs shareholder rights. The depositary will be the holder of the shares underlying your Marfrig ADSs. As a registered holder of Marfrig ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons directly or indirectly holding ADSs sets forth the ADS holders’ rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the Marfrig ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, holders should read the entire deposit agreement and the form of ADR. The Marfrig deposit agreement and form of ADR have been filed as Exhibit A to our Registration Statement on Form F-6 filed on May 22, 2025 (SEC File No. 333-287510).

All references in the following summary to “ADSs” refer to Marfrig ADSs.

Dividends and Other Distributions

How will holders receive dividends and other distributions on the shares?

The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan Chase Bank, N.A. to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADS holders in proportion to their interests in the following manner:

•        Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•        Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•        Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)     sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)    if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the U.S. Securities Act of 1933, as amended, or “Securities Act,” in order to make any rights available to ADR holders.

•        Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•        Elective Distributions.    In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if a holder or its broker deposits common shares or evidence of rights to receive common shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names a holder requests and will deliver the ADSs to the persons requested.

If a holder surrenders ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the common shares and any other deposited securities underlying the surrendered ADSs to such holder or a person it designates at the office of the custodian. Or, at such holder’s request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

If you are an ADR holder, you may instruct the depositary on how to vote the shares underlying your ADSs when the depositary sends you a voting notice before a shareholder meeting, provided you respond by the specified deadline. The depositary will endeavor to vote your shares according to your instructions but will not exercise voting discretion on your behalf. However, there is no assurance you will receive the voting materials in time to respond, and the depositary and its agents are not responsible for any failures in delivering notices, collecting instructions, or for how votes are cast — meaning you might not always have the opportunity to exercise your voting rights.

Fees and Expenses

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional fees, charges and expenses shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•        a fee of U.S.$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•        an aggregate fee of U.S.$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•        an amount for the reimbursement of such charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charges and expenses may be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge or expense from one or more cash dividends or other cash distributions);

•        a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•        stock transfer or other taxes and other governmental charges;

•        a transaction fee per cancellation request (including through SWIFT, telex and facsimile transmission) as disclosed on the “Disclosures” page (or successor page) of ADR.com and any applicable delivery expenses (which are payable by such persons or holders);

•        transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•        fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge.

Neither the depositary, nor any of its agents, shall be liable to holders or beneficial owners of the ADSs and ADRs for failure of any of them to comply with applicable tax laws, rules and/or regulations. Notwithstanding the depositary’s right to seek payment from current and former beneficial owners of ADSs and ADRs, ADR holders (and all prior ADR holders) acknowledge and agree that the depositary has no obligation to seek payment of amounts owing for tax and other governmental charges from any current or former beneficial owner of ADSs and ADRs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•        amend the form of ADR;

•        distribute additional or amended ADRs;

•        distribute cash, securities or other property it has received in connection with such actions;

•        sell any securities or property received and distribute the proceeds as cash; or

•        none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

The deposit agreement may be amended at any time by mutual agreement between the company and the depositary, without requiring ADR holders’ consent. However, if an amendment imposes or increases fees, charges, or prejudices any substantial rights of ADR holders, at least 30 days’ notice must be given, and the means to access the amendment’s text must be provided. If ADR holders continue to hold their ADRs after being notified, they will be deemed to have accepted the amendment. Amendments necessary for legal compliance, or those that do not prejudice holders’ substantial rights, can be made without notice or consent. Importantly, no amendment may impair your right to surrender ADSs and receive the underlying securities, except as required by law.

The deposit agreement may also be terminated by the depositary, either at the company’s written request or independently under certain circumstances, such as bankruptcy, delisting, redemption, or legal necessity, typically with at least 30 days’ notice to ADR holders. Following termination, the depositary will only undertake actions necessary to sell or distribute remaining securities and cash, holding any proceeds in trust for ADR holders who have not yet surrendered their ADRs. After any sale of remaining assets, both the depositary and the company are discharged from most further obligations, except to account for the distribution of sale proceeds and cash to holders. The depositary may also set up an unsponsored American depositary share program post-termination, offering a way for holders to withdraw and redeposit their shares.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•        payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•        the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•        compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, the depositary’s custodian or ourselves and each of our and their respective agents, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable.

Dividends and Dividend Policy

Dividends and Dividend Policy

Allocation of Net Income and Distribution of Dividends

Amounts Available to be Distributed

At each annual shareholders’ meeting, the board of directors is required to make a recommendation as to how our net income, if any, from the preceding fiscal year should be allocated. This allocation is subject to deliberation by our shareholders. Brazilian Corporate Law defines net income for any fiscal year as the amount remaining after the deduction of income taxes and social contribution, net of any accumulated losses from prior fiscal years and any statutory payments to our employees and management.

Our bylaws provide that an amount equivalent to at least 25% of our adjusted annual net income, reduced by allocations to legal reserves and provisions for contingencies (if any), and increased by the reversal of amounts related to the provisions for contingencies formed in a prior year, if any, and the reserve for contingencies, if any, shall be available for distribution as dividends or interest on shareholders’ equity in any given year. This amount represents the mandatory dividend. The calculations of the net income and allocations to the reserves related to any given year, as well as the amounts available for distribution, are determined based on our financial statements prepared in accordance with Brazilian GAAP. See “— Payment of Dividends and Interest on Shareholders’ Equity.”

Reserves

Legal reserve.    We are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to the legal reserve in a fiscal year in which the legal reserve, when added to other established capital reserves, exceeds 30% of the total capital. The amounts to be allocated to such reserve must be approved by our shareholders at an annual shareholders’ meeting, and may be used exclusively to offset losses and to increase our share capital. However, these reserves are not available for the payment of dividends. As of December 31, 2024, the balance of our legal reserve amounted to R$624,664.

Unrealized income reserve.    According to Brazilian Corporate Law, the amount by which the mandatory dividend distribution exceeds the “realized” net income in a given fiscal year may be allocated to the unrealized profits reserve. Brazilian Corporate Law defines “realized” net income as the amount by which net income exceed the sum of: net positive results, if any, from the equity method of accounting; and, the profits, gains or returns that will be received by the company after the end of the subsequent fiscal year related to transactions already undertaken by us. Income recorded in the unrealized income reserve, if realized and not absorbed by losses in subsequent fiscal years, must be added to the first dividend distribution following realization. As of December 31, 2024, we did not have unrealized income reserves.

Contingency reserve.    Under Brazilian Corporate Law, a percentage of net income may be allocated to a reserve for contingencies with the purpose of offsetting, in a future year the decrease in profits resulting from a loss deemed probable, the amount of which can be estimated. Any amount allocated in this manner in a prior year shall either be reversed in the fiscal year in which the loss had been anticipated, if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. As of December 31, 2024, we did not have a contingency reserve.

Statutory reserve.    Under Brazilian Corporate Law, we may allocate part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws, that must precisely indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent the distribution of the minimum mandatory dividend. As of December 31, 2024, we did not have a statutory reserve.

Tax incentive reserve.    Under Brazilian Corporate Law, we are permitted (or required, depending on the tax benefit in question) to provide for the allocation of a portion of our net income obtained in connection with tax incentives to a tax incentive reserve account, which reserve account may be excluded from the calculation base for the mandatory dividends. As of December 31, 2024, the balance of our tax incentive reserve amounted to R$964,286.

Reserve for retained earnings.    Under Brazilian Corporate Law, our shareholders may decide at an annual shareholders’ meeting to retain a portion of the net income for the year as set forth in the capital expenditure budget. The allocation of a portion of net income to the retained earnings reserve cannot occur to the detriment of the payment of the mandatory dividend. As of December 31, 2024, the balance of our reserve for retained earnings amounted to R$2,637,330.

The amount of funds in our revenue reserves, except for unrealized profit reserve, tax incentive reserve and reserve for contingencies, cannot exceed the value of our capital stock. Once the maximum limit has been reached, our shareholders can determine how to allocate the excess funds either by increasing our capital stock or distributing dividends.

Capital reserve.    In accordance with Brazilian Corporate Law, the capital reserve comprises the goodwill on the issuance of shares, special goodwill reserve on incorporation, sale of participation certificates, sale of subscription warrants, premium on the issuance of debentures, tax incentives, donations and grants for investments. The current balance of a capital reserve, in the case of companies listed in the Novo Mercado, can be used only for incorporation into the share capital, absorption of losses that exceed retained earnings and profit reserves, or redemption, reimbursement or purchase of shares. Our capital reserve is comprised of goodwill reserve, tax incentives and grants for investments. Amounts eventually allocated to our capital reserve are not considered in the calculation of the minimum mandatory dividend. As of December 31, 2024, the balance of our capital reserve amounted to a negative R$2,141,436.

Payment of Dividends and Interest on Shareholders’ Equity

The bylaws of a Brazilian corporation must specify a minimum percentage of net income to be paid to its shareholders as mandatory dividends payable as dividends or as interest on shareholders’ equity. In accordance with Brazilian Corporate Law, the mandatory dividend set forth in our bylaws is 25% of our annual net income adjusted according to article 202 of Brazilian Corporate Law. The payment of mandatory dividends to our shareholders may be limited to the amount of realized net income in a given year and exceeding portion should be recorded as unrealized income reserve. Our calculation of net income and allocations to reserves for any fiscal year, as well as the amounts available for distribution, are determined on the basis of our non-consolidated financial statements prepared in accordance with Brazilian Corporate Law.

Brazilian Corporate Law allows a publicly held corporation to suspend the mandatory distribution if the annual shareholders’ meeting approves a recommendation made by the board of directors stating that the distribution is not advisable in light of the corporation’s then-existing financial condition. The fiscal council must review any suspension of mandatory dividend distribution. In this case, management must submit a report to the CVM setting forth the reasons for the suspension of dividends. The profits that are not distributed by virtue of a suspension shall be allocated to a separate reserve and, if not absorbed by subsequent losses, shall be distributed as dividends as soon as the corporation’s financial condition permits its distribution.

We are required by Brazilian Corporate Law and our bylaws to hold an annual shareholders’ meeting by the fourth month following each fiscal year end, in which shareholders must deliberate on the distribution of an annual dividend, among other things. The payment of annual dividends is calculated based on the audited financial statements prepared for the immediately preceding fiscal year.

Each owner of our shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, annual dividends must be paid within 60 days from the date on which the dividend is declared, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend was declared.

A shareholder has three years from the date of payment to claim a dividend (or payments of interest on shareholders’ equity), counted from the date on which the dividends or payments of interest on shareholders’ equity were made available to him or her, after which the amount of any unclaimed dividends or interest related to the shares reverts to us.

Our board of directors may declare interim dividends or interest on shareholders’ equity to be deducted from accrued income recorded in our bi-annual financial statements. In addition, our board of directors may calculate and issue dividends or interest on shareholders’ equity based on financial statements for periods of less than six months based on the net income recorded in said balance sheets, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount prescribed by paragraph 1, article 182, of Brazilian Corporate Law. The board of directors may also pay interim dividends or interest on shareholders’ equity out of retained earnings or revenue reserves recorded in the last annual or bi-annual balance sheet. Interim dividends or payments of interest on shareholders’ equity represent an advance on the mandatory dividends related to net income for the fiscal year in which the interim dividends were paid, except when there are no mandatory dividends.

Interest on Shareholders’ Equity

Since January 1, 1996, Brazilian corporations have been permitted to pay interest on shareholders’ equity to shareholders and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and, since 1998, social contribution tax on net income. The amount of the deduction is limited to the greater of (i) 50% of net income (after the deduction of social contribution on net income and before considering the mentioned distribution and any income tax deduction) for the period in relation to which the payment is made, and (ii) 50% of retained earnings. The payment of interest on shareholders’ equity represents an alternative form of dividend payment to our shareholders. The interest on shareholders’ equity is limited to the pro rata die variation of the TJLP, for the applicable period. The amount distributed to shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividend distribution. In accordance with applicable law, we are required to pay shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Amounts Paid as Dividends or Interest on Shareholders’ Equity

The table below sets forth the amounts paid as dividends and interests on shareholders’ equity by us in the fiscal years ended December 31, 2024, 2023 and 2022:

	Fiscal Year ended on December 31,
	2024	2023	2022
	(in R$ million)
Interest on Shareholders’ Equity	—	—	—
Dividends	2,500.0	—	1,100.0
Total	2,500.0	—	1,100.0

Enforceability of Civil Liabilities Against Foreign Persons

We are incorporated under the laws of Brazil. All of our directors and officers reside outside the United States. Substantially all of our assets are located in Brazil. As a result, it may not be possible (or it may be difficult) for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in United States courts against us or them, including those predicated upon the civil liability provisions of the federal securities laws of the United States.

In addition, any claims under the Novo Mercado rules must be submitted to arbitration conducted in accordance with the rules of the Market Arbitration Chamber of the São Paulo Stock. See “Description of Capital Stock — Arbitration.”

We have been advised by our Brazilian counsel that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the directors and officers or certain advisors named herein obtained in the United States would be enforceable in Brazil upon confirmation of that judgment by the Superior Tribunal de Justiça (Superior Tribunal of Justice). That confirmation will only be available if the U.S. judgment:

•        fulfills all formalities required for its enforceability under the laws of the United States;

•        is issued by a court of competent jurisdiction after proper service of process is made in accordance with Brazilian law or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•        is not subject to appeal;

•        is for payment of a liquidated amount;

•        is authenticated by a Brazilian diplomatic office in the United States and is accompanied by a sworn translation into Portuguese; and

•        is not against Brazilian national sovereignty or public policy or equitable principles (as set forth in Brazilian law).

We have been further advised by our Brazilian counsel that original actions may be brought in connection with this offering memorandum predicated solely on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the directors and officers and certain advisors named herein.

In addition, a plaintiff (whether Brazilian or non-Brazilian) that resides outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure payment. This bond must have a value sufficient to satisfy the payment of court fees and defendant attorney’s fees, as determined by the Brazilian judge, except in the case of the enforcement of foreign judgments that have been duly confirmed by the Superior Tribunal de Justiça (Superior Tribunal of Justice). Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Independent Accountants

Our audited individual and consolidated financial statements as of and for the years ended December 31, 2024 and 2023 have been incorporated by reference into this information statement in reliance upon the report of Grant Thornton Auditores Independentes Ltda., independent registered public accounting firm, incorporated by reference into this information statement, and upon the authority of said firm as experts in accounting and auditing.

Grant Thornton Auditores Independentes’ address is Avenida Engenheiro Luis Carlos Berrini, 105 — suite 12, São Paulo — SP 04571-010, as stated in their report. Grant Thornton Auditores Independentes Ltda. is a member of the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil, or “IBRACON”) and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade, or “CFC”). The auditor’s report for the year ended December 31, 2024 contains an “other matters” paragraph regarding the presentation of the consolidated statements of added value, or “DVA” required by Brazilian Corporate Law for public companies.

The audited individual and consolidated financial statements of BRF as of and for the years ended December 31, 2024 and 2023, have been incorporated by reference herein, and have been audited by Grant Thornton Auditores Independentes Ltda., as stated in their reports which are incorporated by reference herein.